  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1996

                                                      REGISTRATION NO. 333-8133

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                            PRE-EFFECTIVE AMENDMENT
                                   NUMBER 1
                                      TO

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ---------------
                             HIBERNIA CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------
                                                      72-0724532
              LOUISIANA
                                                   (I.R.S. EMPLOYER
     (STATE OR OTHER JURISDICTION               IDENTIFICATION NUMBER)
  OF INCORPORATION OR ORGANIZATION)

                             HIBERNIA CORPORATION
                             313 CARONDELET STREET
                         NEW ORLEANS, LOUISIANA 70130
                                (504) 533-5552
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                              GARY L. RYAN, ESQ.
                  SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                             HIBERNIA CORPORATION
                             313 CARONDELET STREET
                         NEW ORLEANS, LOUISIANA 70130
                                (504) 533-5560
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ---------------
                                  COPIES TO:

     PATRICIA C. MERINGER                FRED B. WHITE, III                    VIRGINIA BOULET
    CORPORATE COUNSEL AND       SKADDEN, ARPS, SLATE, MEAGHER & FLOM       PHELPS DUNBAR, L.L.P.
          SECRETARY                       919 THIRD AVENUE            30TH FLOOR, 400 POYDRAS STREET
     HIBERNIA CORPORATION             NEW YORK, NEW YORK 10022       NEW ORLEANS, LOUISIANA 70130-3245
225 BARONNE STREET, 11TH FLOOR             (212) 735-3000                     (504) 566-1311
 NEW ORLEANS, LOUISIANA 70112
        (504) 533-2486

                               ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement

                               ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO + +COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING + +PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN + +OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN +
+WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO             +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS SUPPLEMENT (Subject To Completion, Issued September 20, 1996) (To Prospectus dated September 18, 1996)

                                2,000,000 Shares
                              Hibernia Corporation
                      FIXED/ADJUSTABLE RATE NONCUMULATIVE
                           PREFERRED STOCK, SERIES A

                                  -----------

  This Prospectus Supplement relates to the 2,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series A, $50 liquidation preference per share (the "Series A Preferred Stock"), of Hibernia Corporation ("Hibernia"). Dividends on the Series A Preferred Stock are payable quarterly on January 1, April 1, July 1 and October 1 of each year, commencing January 1, 1997, at a rate of . % per annum through October 1, 2001. Thereafter, the dividend rate on the Series A Preferred Stock will be the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend period
beginning on or after October 1, 2001 will be equal to .    % plus the highest
of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined herein), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period beginning on or after October 1, 2001 will not be less than . % nor greater
than   .  %. The amount of dividends payable in respect of the Series A
Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Series A Preferred Stock -- Dividends."

  The Series A Preferred Stock is redeemable at any time on and after October 1, 2001, at the option of Hibernia, in whole or in part, at $50 per share plus accrued and unpaid dividends (whether or not declared) from the immediately preceding Dividend Payment Date, as defined herein (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption. The Series A Preferred Stock may also be redeemed prior to October 1, 2001, in whole, at the option of Hibernia, in the event of certain amendments to the Code in respect of the dividend received deduction or under certain circumstances if Hibernia is a party to a merger or consolidation. See "Description of Series A Preferred Stock -- Redemption." For a description of the other rights, preferences and privileges of the Series A Preferred Stock, see "Description of Series A Preferred Stock."

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS  SUPPLEMENT OR
    THE PROSPECTUS TO WHICH IT  RELATES. ANY REPRESENTATION TO THE CONTRARY
     IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $50 A SHARE

                                  -----------

                                PRICE TO   UNDERWRITING DISCOUNTS  PROCEEDS TO
                                PUBLIC(1)    AND COMMISSIONS(2)   HIBERNIA(1)(3)
                                ---------  ---------------------- --------------
Per Share.....................   $                 $                  $
Total......................... $                $                  $

- -----
  (1)Plus accrued dividends, if any, from          , 1996 to the date of
delivery.
  (2) Hibernia has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
  (3) Before deducting expenses payable by Hibernia estimated at $315,000.

                                  -----------

  The shares of Series A Preferred Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters. It is expected that delivery of the Series A Preferred Stock will
be made on or about         , 1996 at the office of Morgan Stanley & Co.
Incorporated, New York, New York, against payment therefor in immediately available funds.

                                  -----------

                              MORGAN STANLEY & CO.
                          Incorporated

September   , 1996

   NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HIBERNIA OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SERIES A PREFERRED STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                      PAGE
                                      ----
HIBERNIA............................   S-3
USE OF PROCEEDS.....................   S-5
CAPITALIZATION......................   S-5
SUMMARY FINANCIAL DATA..............   S-6
PRO FORMA FINANCIAL INFORMATION.....   S-7
MANAGEMENT'S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS FOR THE SIX-MONTH
 PERIODS ENDED JUNE 30, 1996
 AND 1995...........................   S-8
MANAGEMENT'S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS FOR THE YEARS ENDED
 DECEMBER 31, 1995, 1994 AND 1993...  S-35

                                     PAGE
                                     ----
RATIO OF EARNINGS TO FIXED CHARGES.  S-54
OUTSTANDING CAPITAL STOCK..........  S-55
DESCRIPTION OF SERIES A PREFERRED
 STOCK.............................  S-55
  General..........................  S-55
  Dividends........................  S-55
  Liquidation rights...............  S-60
  Voting rights....................  S-61
  Redemption.......................  S-62
RECENT TAX PROPOSALS...............  S-64
UNDERWRITERS.......................  S-64
LEGAL OPINIONS.....................  S-65

                                   PROSPECTUS

                                     PAGE
                                     ----
AVAILABLE INFORMATION...............   2
INCORPORATION OF CERTAIN DOCUMENTS
 BY REFERENCE.......................   2
BUSINESS OF HIBERNIA................   3
USE OF PROCEEDS.....................   3
SUPERVISION AND REGULATION..........   3
  General...........................   3
  Payment of Dividends..............   4
  Holding Company Structure.........   4
  Capital Adequacy..................   5
  Enforcement Powers of the Federal
   Banking Agencies.................   6
  FDICIA............................   6
  FDIC Insurance Assessments........   7
  Acquisitions of Control of Bank
   Holding Companies................   7
  Interstate Banking and Branching
   Legislation......................   8
DESCRIPTION OF PREFERRED STOCK......   8
  General...........................   8
  Dividends.........................   9
  Redemption........................  11
  Conversion Rights.................  12
  Rights Upon Liquidation...........  12
  Voting Rights.....................  12
  Transfer Agent and Registrar......  13
DEPOSITARY SHARES...................  13
  General...........................  13
  Withdrawal of Preferred Stock.....  14
  Dividends and Other Distributions.  14
  Redemption of Depositary Shares...  14
  Voting the Preferred Stock........  15

                                                                       PAGE
                                                                       ----
  Amendment and Termination of the Depositary Agreement...............  15
  Charges of Depositary...............................................  15
  Miscellaneous.......................................................  15
  Registration and Removal of Depositary..............................  15
DESCRIPTION OF DEBT SECURITIES........................................  16
  General.............................................................  16
  Subordination.......................................................  17
  Conversion..........................................................  19
  Leveraged and Other Transactions....................................  19
  Events of Default, Defaults, Waivers, Etc...........................  19
  Modification of the Indenture.......................................  20
  Consolidation Merger or Sale of Assets..............................  20
  Limited Rights of Acceleration......................................  21
  Registration and Transfer...........................................  21
  Global Securities...................................................  21
  Payment and Paying Agents...........................................  22
  Satisfaction and Discharge; Defeasance..............................  22
  Governing Law.......................................................  23
  The Trustee.........................................................  23
DESCRIPTION OF COMMON STOCK...........................................  23
  Voting Rights.......................................................  23
  Dividend Rights.....................................................  23
  Liquidation Rights..................................................  23
  No Preemptive Rights................................................  24
  Stock Exchange Listing..............................................  24
  Certain Bylaw Provisions............................................  24
PLAN OF DISTRIBUTION..................................................  24
EXPERTS...............................................................  25
LEGAL MATTERS.........................................................  25

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                   HIBERNIA

  Hibernia Corporation ("Hibernia" or the "Company") is a Louisiana corporation registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Hibernia has a single banking subsidiary, Hibernia National Bank ("Hibernia Bank" or the "Bank"), a national banking association with its principal office in New Orleans, Louisiana. As of June 30, 1996, Hibernia had total consolidated assets of approximately $7.5 billion, total deposits of approximately $6.3 billion and shareholders' equity of $744 million. As of June 30, 1996, Hibernia was ranked, on the basis of total assets, as the 67th largest bank holding company in the United States and the second largest headquartered in Louisiana.

  During 1995, the Company completed mergers with four institutions with combined assets of $447 million and 19 offices. During 1994 and 1995 the Company consummated mergers with 10 institutions with combined assets of $1.8 billion and 64 offices. In 1996, two mergers were completed prior to June 30, and on August 26, 1996 the Company acquired CM Bank Holding Company ("Calcasieu") and its wholly-owned subsidiary, Calcasieu Marine National Bank, a national bank headquartered in Lake Charles, Louisiana ("Calcasieu Marine"). As a result of the three transactions consummated in 1996, Hibernia obtained financial institutions with combined assets of $939 million and 26 offices. Twelve of the thirteen transactions completed since January of 1994 have been accounted for as poolings of interests, with the Calcasieu acquisition accounted for as a purchase.

  As of September 1, 1996, Hibernia had entered into agreements to acquire or merge with two additional banks: St. Bernard Bank & Trust Co., a Louisiana state bank headquartered in the New Orleans metropolitan area ("St. Bernard"), for $46 million in cash and Texarkana National Bancshares, Inc. ("Texarkana Bancshares"), the holding company of Texarkana National Bank, a national bank headquartered in Texarkana, Texas ("Texarkana"), for Hibernia stock valued at approximately $70 million. If the transactions with Calcasieu Marine, St. Bernard and Texarkana had been completed on June 30, 1996, Hibernia would have had total consolidated assets of $8.8 billion and total deposits of approximately $7.5 billion on that date. See "Pro Forma Financial Information." It is anticipated that the transactions with St. Bernard and Texarkana will be consummated in the fourth quarter of 1996.

  At June 30, 1996, Hibernia Bank served customers through a network of 157% banking offices (including free-standing drive-up locations) and 163 automated teller machines throughout the State of Louisiana. Hibernia Bank offers a broad array of financial products and services, including retail, commercial, international, mortgage and private banking; leasing; corporate finance; treasury management and trust. Through its wholly-owned subsidiaries, Hibernia Bank also provides retail and discount broker services and alternative investments, including mutual funds and annuities.

  Hibernia Bank's corporate finance area provides financial risk management products and advisory services to its customers. These products are designed to assist customers in managing their exposure in the areas of interest rate, currency and commodity risks. Hibernia Bank also offers repurchase agreements, bankers acceptances, Eurodollar deposits, safekeeping of securities, U.S. Government and Government agency obligations, tax-free municipal obligations, reverse repurchase agreements, letters of credit, and collection and foreign exchange transactions. Hibernia Bank also performs mortgage servicing, which includes acceptance and application of mortgage loan and escrow payments; at December 31, 1995, Hibernia serviced over 34,000 residential loans.

  The trust division of Hibernia Bank offers a variety of agency, fiduciary, investment advisory, employee benefit and custodial services. Through Tower Investors, Inc., its wholly-owned subsidiary, Hibernia Bank sells fixed and variable annuities in retail markets. Hibernia Bank also provides retail and discount brokerage services through another wholly-owned subsidiary, Hibernia Investment Securities, Inc. ("HISI"). HISI is a registered broker-dealer and member of the National Association of Securities Dealers, Inc.

  The financial services industry in which the Company and its subsidiaries operate is highly competitive. Hibernia Bank competes with national and state banks for deposits, loans, and trust accounts and with savings and loan associations and credit unions for loans and deposits. In addition, Hibernia Bank competes with other providers of financial services, from both inside and outside Louisiana, including finance companies, institutional buyers of commercial paper, money market funds, brokerage firms, investment companies, insurance companies and governmental agencies. These competitors are actively engaged in marketing various types of loans, commercial paper, short-term obligations, investments and other services.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Series A Preferred Stock will be used for general corporate purposes, including Hibernia's working capital needs, the funding of investments in, or extensions of credit to, Hibernia's banking and non-banking subsidiaries, possible acquisitions of other financial institutions or their assets, and possible acquisitions of, or investments in, other businesses of a type eligible for bank holding companies to own. Pending such use, Hibernia may temporarily invest the net proceeds in investment grade securities.

                                CAPITALIZATION

  The following table sets forth the historical and pro forma (reflecting all mergers and acquisitions consummated or pending as of September 1, 1996) consolidated capitalization of Hibernia and its subsidiaries as of June 30, 1996, and as adjusted to give effect to the issuance of the 2,000,000 shares of Preferred Stock offered by Hibernia herein.

  This table should be read in conjunction with Hibernia's consolidated historical financial statements and related notes thereto, incoporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Pro Forma Financial Information," each contained elsewhere herein.

                                                        JUNE 30, 1996
                                               ---------------------------------
                                                                      PRO FORMA
                                               HISTORICAL PRO FORMA  AS ADJUSTED
                                               ---------- ---------  -----------
                                                    (DOLLARS IN THOUSANDS)
Debt..........................................  $  6,813  $ 28,201    $ 28,201
                                                --------  --------    --------
Shareholders' Equity
  Common Stock, no par value, 200,000,000
   shares authorized, 122,109,986 shares
   outstanding historical, and 128,583,266
   shares outstanding pro forma and pro forma
   as adjusted................................   234,463   246,892     246,892
  Preferred Stock, no par value, 100,000,000
   shares authorized, no shares outstanding
   historical and pro forma and 2,000,000
   shares of Fixed/Adjustable Rate
   Noncumulative Preferred Stock, Series A
   outstanding on a pro forma as adjusted
   basis......................................        --        --     100,000
  Surplus.....................................   375,632   373,213     373,213
  Retained Earnings...........................   155,277   183,100     183,100
  Treasury Stock..............................       (65)      (65)        (65)
  Unrealized Gains (Losses) on Securities
   Available for Sale.........................    (6,476)   (7,152)     (7,152)
  Unearned Compensation.......................   (14,390)  (14,390)    (14,390)
                                                --------  --------    --------
Total Shareholders' Equity....................   744,441   781,598     881,598
                                                --------  --------    --------
TOTAL CAPITALIZATION..........................  $751,254  $809,799    $909,799
                                                ========  ========    ========

                            SUMMARY FINANCIAL DATA
  The following tables sets forth, in summary form, certain financial data for each of the years in the five-year period ended December 31, 1995, the three month periods ended June 30, 1996, March 31, 1996 and June 30, 1995 and for the six month periods ended June 30, 1996 and 1995. The selected financial data for each of the years in the five-year period ended December 31, 1995 are derived from the consolidated financial statements of Hibernia Corporation at December 31, 1995 as contained in the Company's Annual Report on Form 10-K for the year then ended. This summary should be read in conjunction with and is qualified in its entirety by the financial statements contained in such Annual Report. Such financial statements do not reflect any mergers pending or consummated in 1996. The consolidated financial data at and for the six month and three month periods ended June 30, 1996 and 1995 and the three month period ended March 31, 1996 are derived from unaudited financial statements and include all mergers consummated prior to June 30, 1996, but does not include the consummated merger with Calcasieu or the pending mergers with St. Bernard or Texarkana. The results for the six months ended June 30, 1996 are not necessarily indicative of the results for the full year or any other interim period.
                     HIBERNIA CORPORATION AND SUBSIDIARIES
    YEAR END CONSOLIDATED SUMMARY OF INCOME AND SELECTED FINANCIAL DATA (1)

YEAR ENDED DECEMBER 31
($ IN THOUSANDS, EXCEPT
PER-SHARE DATA)              1995       1994      1993      1992       1991
- -----------------------    --------   --------  --------  --------   ---------
Interest income..........  $523,175   $448,725  $428,748  $492,182   $ 722,076
Interest expense.........   223,415    165,513   150,426   216,500     426,478
                           --------   --------  --------  --------   ---------
  Net interest income....   299,760    283,212   278,322   275,682     295,598
Provision for possible
 loan losses.............        --    (18,069)   (3,246)   71,557     184,870
                           --------   --------  --------  --------   ---------
  Net interest income
   after provision for
   possible loan losses..   299,760    301,281   281,568   204,125     110,728
                           --------   --------  --------  --------   ---------
Noninterest income:
  Noninterest income.....    97,558     89,391    85,521    87,354     107,406
  Securities gains
   (losses), net.........       (13)    (2,451)      285    17,619      17,516
                           --------   --------  --------  --------   ---------
Noninterest income.......    97,545     86,940    85,806   104,973     124,922
Noninterest expense......   264,033    287,643   289,405   294,922     368,806
                           --------   --------  --------  --------   ---------
  Income (loss) before
   taxes, extraordinary
   items and cumulative
   effect of accounting
   changes...............   133,272    100,578    77,969    14,176    (133,156)
Income tax expense.......     9,413      5,558    11,266     6,734       3,570
                           --------   --------  --------  --------   ---------
  Net income (loss)
   before extraordinary
   items and cumulative
   effect of accounting
   changes...............   123,859     95,020    66,703     7,442    (136,726)
Extraordinary loss on
 debt restructuring, net
 of tax..................        --         --        --   (39,179)         --
Utilization of net
 operating loss
 carryforwards...........        --         --        --     6,181         427
Cumulative effect of
 change in accounting for
 income taxes............        --         --     3,009        --          --
Cumulative effect of
 change in accounting for
 lease expense...........        --         --        --        --     (21,643)
                           --------   --------  --------  --------   ---------
  Net income (loss)......  $123,859   $ 95,020  $ 69,712  $(25,556)  $(157,942)
                           ========   ========  ========  ========   =========
Income (loss) per share:
 (2)
Income (loss) before
 extraordinary items and
 cumulative effect of
 accounting changes......  $   1.05   $   0.80  $   0.57  $   0.12   $   (2.17)
Extraordinary loss on
 debt restructuring, net
 of tax..................        --         --        --     (0.61)         --
Utilization of net
 operating loss
 carryforwards...........        --         --        --      0.09        0.01
Cumulative effect of
 change in accounting for
 income taxes............        --         --      0.02        --          --
Cumulative effect of
 change in accounting for
 lease expense...........        --         --        --        --       (0.35)
                           --------   --------  --------  --------   ---------
  Net income (loss) per
   share.................  $   1.05   $   0.80  $   0.59  $  (0.40)  $   (2.51)
                           ========   ========  ========  ========   =========
Cash dividends declared
 per share (2)...........  $   0.25   $   0.19  $   0.03  $     --   $    0.15
Average shares
 outstanding (000s)......   117,880    118,595   118,023    64,456      62,965
SELECTED YEAR-END
 BALANCES (IN MILLIONS)
Loans....................  $4,469.4   $3,627.7  $3,201.4  $3,184.2   $ 4,562.0
Deposits.................   6,085.1    5,901.0   5,721.0   5,633.5     6,850.5
Debt.....................       8.7       11.8      38.7      39.1       141.3
Equity...................     717.2      592.0     551.8     469.6       265.1
Total assets.............   7,196.2    6,779.3   6,653.4   6,519.5     7,732.7
SELECTED AVERAGE BALANCES
 (IN MILLIONS)
Loans....................  $4,024.7   $3,374.9  $3,095.7  $3,763.4   $ 5,480.8
Deposits.................   5,922.8    5,773.2   5,592.5   5,988.7     7,552.4
Debt.....................       9.8       24.7      36.7     126.2       146.1
Equity...................     644.5      572.9     508.3     310.5       358.4
Total assets.............   6,950.3    6,691.9   6,440.1   6,836.8     8,463.3
SELECTED RATIOS
Return on average assets.      1.78%      1.42%     1.08%    (0.37)%     (1.87)%
Return on average equity.     19.22%     16.59%    13.71%    (8.23)%    (44.07)%
Net interest margin
 (taxable-equivalent)....      4.70%      4.61%     4.70%     4.50%       4.00%
Dividend payout ratio....     23.81%     23.75%     5.08%       --         N/M
Average equity/average
 assets..................      9.27%      8.56%     7.89%     4.54%       4.23%
Tier 1 risk-based capital
 ratio...................     14.38%     15.25%    14.63%    12.50%       4.85%
Total risk-based capital
 ratio...................     15.65%     16.53%    16.05%    13.97%       6.69%
Leverage ratio...........      9.75%      8.90%     7.65%     6.57%       2.71%

- -------
(1) All financial information has been restated for mergers accounted for as poolings of interests. Prior years have been conformed to current-year presentation. Hibernia National Bank in Texas was sold on December 31, 1992. Effective June 30, 1992, and until the date of sale, the accounts of such bank were reported under the equity method as a single line item in the financial statements, related tables and charts.
(2) Income (loss) per share data are based on the weighted average number of common shares outstanding (net of uncommitted ESOP shares) in the respective period. Dividends per share are historical amounts.

                     HIBERNIA CORPORATION AND SUBSIDIARIES

                   QUARTERLY CONSOLIDATED SUMMARY OF INCOME
                        AND SELECTED FINANCIAL DATA (1)

                                     THREE MONTHS ENDED      SIX MONTHS ENDED
                                 --------------------------  -----------------
($ IN THOUSANDS, EXCEPT PER-     JUNE 30  MARCH 31 JUNE 30   JUNE 30  JUNE 30
SHARE DATA)                        1996     1996     1995      1996     1995
- ----------------------------     -------- -------- --------  -------- --------
Interest income................. $143,906 $140,450 $133,033  $284,356 $260,798
Interest expense................   58,579   57,887   58,118   116,466  111,992
                                 -------- -------- --------  -------- --------
  Net interest income...........   85,327   82,563   74,915   167,890  148,806
Provision for possible loan
 losses.........................       --       --     (145)       --     (140)
                                 -------- -------- --------  -------- --------
  Net interest income after
   provision for possible loan
   losses.......................   85,327   82,563   75,060   167,890  148,946
                                 -------- -------- --------  -------- --------
Noninterest income:
  Noninterest income............   26,731   25,800   25,377    52,531   49,479
  Securities gains (losses),
   net..........................       --       --      (47)       --      (44)
                                 -------- -------- --------  -------- --------
Noninterest income..............   26,731   25,800   25,330    52,531   49,435
Noninterest expense.............   71,352   69,959   67,323   141,311  136,881
                                 -------- -------- --------  -------- --------
  Income before taxes...........   40,706   38,404   33,067    79,110   61,500
Income tax expense..............   14,103   13,692    2,316    27,795    4,811
                                 -------- -------- --------  -------- --------
  Net Income.................... $ 26,603 $ 24,712 $ 30,751  $ 51,315 $ 56,689
                                 ======== ======== ========  ======== ========
Income per share (2)............ $   0.22 $   0.21 $   0.26  $   0.43 $   0.47
Income per share (tax effected)
 (3)............................ $   0.22 $   0.21 $   0.17  $   0.43 $   0.32
Cash dividends declared per
 share (2)...................... $   0.07 $   0.07 $   0.06  $   0.14 $   0.12
Average shares outstanding
 (000s) (2).....................  120,384  120,287  120,446   120,335  121,169
SELECTED QUARTER-END BALANCES
 (IN MILLIONS)
Loans........................... $4,989.7 $4,754.9 $4,063.2
Deposits........................  6,293.3  6,321.1  6,121.8
Debt............................      6.8      7.1      9.1
Equity..........................    744.4    739.0    659.7
Total assets....................  7,454.7  7,474.6  7,164.8
SELECTED AVERAGE BALANCES (IN
 MILLIONS)
Loans........................... $4,878.5 $4,645.8 $3,995.0  $4,762.1 $3,898.0
Deposits........................  6,284.3  6,243.6  6,044.5   6,264.0  6,064.9
Debt............................      6.9      7.3     10.6       7.1     10.8
Equity..........................    737.1    740.2    643.0     738.6    632.9
Total assets....................  7,454.4  7,391.7  7,083.0   7,423.1  7,052.0
SELECTED RATIOS (%)
Return on average assets........     1.43     1.34     1.74      1.38     1.61
Return on average assets (tax
 effected) (3)..................     1.43     1.34     1.18      1.38     1.10
Return on average equity........    14.44    13.35    19.13     13.90    17.91
Return on average equity (tax
 effected) (3)..................    14.44    13.35    12.96     13.90    12.24
Net interest margin (taxable
 equivalent)....................     4.98     4.87     4.62      4.92     4.63
Efficiency (4)..................    62.97    63.76    66.16     63.36    68.02
Tier 1 risk-based capital.......    13.88    14.25    14.78
Total risk-based capital........    15.14    15.52    16.05
Leverage........................     9.86     9.71     9.05

- -------
(1) All financial information has been restated for mergers accounted for as poolings of interests. Prior periods have been conformed to current year presentation.
(2) Income per share is based on the weighted average number of common shares outstanding (net of uncommitted ESOP shares) in the respective period. Dividends per share are historical amounts.
(3) The effective tax rate in 1995 was significantly less than the Company's statutory tax rate due to the recognition of deferred tax benefits. Previously reported operating results are adjusted to reflect a 37% effective tax rate for 1995 to improve the comparability of these amounts to 1996 results.
(4) Noninterest expense as a percentage of taxable-equivalent net interest income plus noninterest income (excluding securities transactions).

                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma combined balance sheet of the Company as of June 30, 1996 gives effect to (1) the then-pending acquisition of Calcasieu consummated on August 26, 1996 and the pending acquisition of St. Bernard, assuming such acquisitions are accounted for under the purchase method of accounting and (2) the pending merger of Texarkana Bancshares with and into Hibernia assuming such merger is accounted for using the pooling of interests method of accounting, as if all such transactions had been consummated on June 30, 1996.

  The following unaudited pro forma combined income statement of the Company for the six months ended June 30, 1996, gives effect to (1) the then-pending acquisition of Calcasieu and the pending acquisition of St. Bernard, assuming such acquisitions are accounted for under the purchase method of accounting and (2) the pending merger of Texarkana Bancshares, with and into Hibernia assuming such merger is accounted for using the pooling of interests method of accounting, as if all such transactions had been consummated on January 1, 1995.

  The following unaudited pro forma combined income statement of the Company for the year ended December 31, 1995, gives effect to (1) the then-pending acquisitions of FNB Bancshares, Inc. (consummated on January 1, 1996) and Bunkie Bancshares, Inc. (consummated on January 15, 1996) accounted for under the pooling of interests method of accounting, (2) the pending acquisition of Calcasieu and the pending acquisition of St. Bernard assuming such acquisitions are accounted for under the purchase method of accounting and (3) the pending merger of Texarkana Bancshares assuming such merger is accounted for using the pooling-of-interests method of accounting, as if all such transactions had been consummated on January 1, 1995.

  The unaudited pro forma combined financial statements are presented for information purposes only and are not necessarily indicative of the combined financial position or results of operations which would actually have occurred if the transactions had been consummated in the past or which may be obtained in the future.

                             HIBERNIA CORPORATION

                       PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1996

                                                       (A)                        (B)                          (C)
                                                     CM BANK                  ST. BERNARD                   TEXARKANA
                                                     HOLDING                    BANK &        TEXARKANA      NATIONAL
                            HISTORICAL   CM BANK     COMPANY      ST. BERNARD  TRUST CO.      NATIONAL   BANCSHARES, INC.
                             HIBERNIA    HOLDING   ADJUSTMENTS      BANK &    ADJUSTMENTS    BANCSHARES,   ADJUSTMENTS
UNAUDITED ($ IN THOUSANDS)  CORPORATION  COMPANY     DB (CR)       TRUST CO.    DB (CR)         INC.         DB (CR)
- --------------------------  -----------  --------  -----------    ----------- -----------    ----------- ----------------
ASSETS
 Cash and due from
  banks.............        $  340,241   $ 43,554                  $ 10,984                   $ 15,251
 Short-term
  investments.......            61,484      5,200                    12,400                      5,000
 Securities
  available for
  sale..............         1,880,789    299,729   $(201,700)(1)       135    $(46,000)(1)    112,220
                                                        8,650 (2)               190,707 (2)
                                                          (69)(3)                  (184)(3)
 Securities held to
  maturity..........                --      8,650      (8,650)(2)   190,707    (190,707)(2)     41,359
 Loans, net of
  unearned income...         4,989,682    361,592      (4,213)(3)    29,519          --        214,833
   Reserve for
    possible loan
    losses..........          (143,999)    (2,563)                     (290)                    (3,223)
                            ----------   --------   ---------      --------    --------       --------       -------
     Loans--net.....         4,845,683    359,029      (4,213)       29,229                    211,610            --
                            ----------   --------   ---------      --------    --------       --------       -------
 Bank premises and
  equipment.........           119,875     51,961      (5,800)(3)     2,400                      8,124
 Customers'
  acceptance
  liability.........               440         --                        --                         --
 Goodwill...........            17,542         --      85,886 (3)        --      19,513 (3)         --
 Other intangibles
  assets............             5,317         77      17,158 (3)        22       7,120 (3)         --
 Other assets.......           183,312     10,619      (2,311)(3)     3,651      (2,428)(3)      7,955
                            ----------   --------   ---------      --------    --------       --------       -------
     TOTAL ASSETS...        $7,454,683   $778,819   $(111,049)     $249,528    $(21,979)      $401,519            --
                            ==========   ========   =========      ========    ========       ========       =======
LIABILITIES
 Deposits:
 Demand,
  noninterest-
  bearing...........        $1,119,969   $165,300                  $ 24,511                   $ 44,956
 Interest-bearing...         5,173,305    452,596   $    (492)(3)   202,057                    290,618
                            ----------   --------   ---------      --------    --------       --------       -------
     Total Deposits.         6,293,274    617,896        (492)      226,568          --        335,574            --
                            ----------   --------   ---------      --------    --------       --------       -------
 Short-term
  borrowings........           290,862     35,318                        --                      5,808
 Liability on
  acceptances.......               440         --                        --                         --
 Other liabilities..           118,853     12,705                       981                      2,951
 Debt...............             6,813      1,378          19 (3)        --                     20,029
                            ----------   --------   ---------      --------    --------       --------       -------
     TOTAL
      LIABILITIES...         6,710,242    667,297        (473)      227,549          --        364,362            --
                            ----------   --------   ---------      --------    --------       --------       -------
SHAREHOLDERS' EQUITY
 Preferred Stock....                --         --                        --                         --
 Common Stock.......           234,463     10,500      10,500           375    $    375          7,356       $(5,073)
 Surplus............           375,632     10,500      10,500         1,625       1,625          2,654         5,073
 Retained earnings..           155,277     93,097      93,097        19,979      19,979         27,823
 Treasury stock.....               (65)        (8)         (8)           --                         --
 Unrealized gains
  on securities
  available for
  sale..............            (6,476)    (2,567)     (2,567)           --                       (676)
 Unearned
  compensation......           (14,390)        --                        --                         --
                            ----------   --------   ---------      --------    --------       --------       -------
     TOTAL
      SHAREHOLDERS'
      EQUITY........           744,441    111,522     111,522 (1)    21,979      21,979 (1)     37,157            --
                            ----------   --------   ---------      --------    --------       --------       -------
     TOTAL
      LIABILITIES
      AND
      SHAREHOLDERS'
      EQUITY........        $7,454,683   $778,819   $ 111,049      $249,528    $ 21,979       $401,519       $     0
                            ==========   ========   =========      ========    ========       ========       =======
                               TOTAL
                             PRO FORMA
                             HIBERNIA
UNAUDITED ($ IN THOUSANDS)  CORPORATION
- --------------------------  ------------
ASSETS
 Cash and due from
  banks.............        $  410,030
 Short-term
  investments.......            84,084
 Securities
  available for
  sale..............
                             2,244,277
 Securities held to
  maturity..........            41,359
 Loans, net of
  unearned income...         5,591,413
   Reserve for
    possible loan
    losses..........          (150,075)
                            ------------
     Loans--net.....         5,441,338
                            ------------
 Bank premises and
  equipment.........           176,560
 Customers'
  acceptance
  liability.........               440
 Goodwill...........           122,941
 Other intangibles
  assets............            29,694
 Other assets.......           200,798
                            ------------
     TOTAL ASSETS...        $8,751,521
                            ============
LIABILITIES
 Deposits:
 Demand,
  noninterest-
  bearing...........        $1,354,736
 Interest-bearing...         6,119,068
                            ------------
     Total Deposits.         7,473,804
                            ------------
 Short-term
  borrowings........           331,988
 Liability on
  acceptances.......               440
 Other liabilities..           135,490
 Debt...............            28,201
                            ------------
     TOTAL
      LIABILITIES...         7,969,923
                            ------------
SHAREHOLDERS' EQUITY
 Preferred Stock....                --
 Common Stock.......           246,892
 Surplus............           373,213
 Retained earnings..           183,100
 Treasury stock.....               (65)
 Unrealized gains
  on securities
  available for
  sale..............            (7,152)
 Unearned
  compensation......           (14,390)
                            ------------
     TOTAL
      SHAREHOLDERS'
      EQUITY........           781,598
                            ------------
     TOTAL
      LIABILITIES
      AND
      SHAREHOLDERS'
      EQUITY........        $8,751,521
                            ============

                See notes to Pro Forma Combined Balance Sheet.

Hibernia Corporation

Notes to Pro Forma Combined Balance Sheet

  A. Calcasieu Pro Forma Adjustments

  On August 26, 1996, Hibernia acquired Calcasieu in a transaction accounted for as a purchase. Calcasieu shareholders received approximately $201,700,000 in cash in connection with the transaction. Under the purchase method of accounting, the assets and liabilities of Calcasieu are adjusted to their estimated fair value. Applicable income tax effects of such adjustments are included as a component of Hibernia's net deferred tax asset with a corresponding offset to goodwill (assuming an effective tax rate of 35%). For purposes of these pro forma combined financial statements, estimates have been made of the fair value of Calcasieu's assets and liabilities as of June 30, 1996. These fair value adjustments are based on the best information currently available to Hibernia and are subject to update as additional information becomes available.

  In addition to the $201,700,000 of cash to be exchanged in the transaction, the total cost of acquiring Calcasieu includes direct acquisition costs such as investment banking, legal, accounting and other professional fees, printing and mailing costs, and other miscellaneous expenses. These costs, which are not expected to be material to the transaction, are not included as adjustments to the unaudited pro forma combined financial statements.

  (1) Allocation of purchase price:

                                                               (IN THOUSANDS)
Net assets applicable to Calcasieu's common stock at June 30,
 1996........................................................          $111,522
Net increase (decrease) to net asset value at June 30, 1996, net of tax (see footnote 3).................................  (6,861)
Core deposit intangibles, net of tax (see footnote 3)........  11,203
                                                               ------
Total estimated fair value adjustments.......................             4,342
Elimination of Calcasieu's existing identifiable intangibles,
 net of tax (see footnote 3).................................               (50)
                                                                       --------
Total preliminary allocation of purchase price...............           115,814
Goodwill due to the merger (see footnote 3)..................            85,886
                                                                       --------
                                                                       $201,700
                                                                       ========

  The purchase of Calcasieu was primarily funded by the sale of securities available for sale.

  (2) Securities of $8,650,000 classified as held to maturity by Calcasieu were reclassified by Hibernia as securities available for sale upon consummation of the transaction.

  (3) Purchase accounting adjustments:

                                                            APPLICABLE   NET
                                                    GROSS   INCOME TAX OF TAX
                                                   -------  ---------- -------
                                                         (IN THOUSANDS)
Debit (credit)
Estimated fair value adjustments:
  Investment securities........................... $   (69)  $    24   $   (45)
  Loans, net......................................  (4,213)    1,475    (2,738)
  Bank premises and equipment.....................  (5,800)    2,030    (3,770)
  Interest bearing deposits.......................    (492)      172      (320)
  Debt............................................      19        (7)       12
                                                   -------   -------   -------
Estimated fair value adjustments (excluding
 identifiable intangibles)........................ (10,555)    3,694    (6,861)
Elimination of Calcasieu's existing identifiable
 intangibles......................................     (77)       27       (50)
Core deposit intangibles due to the merger........  17,235    (6,032)   11,203
Goodwill due to the merger........................  85,886        --    85,886
                                                   -------   -------   -------
                                                   $92,489   $(2,311)  $90,178
                                                   =======   =======   =======

  B. St. Bernard Pro Forma Adjustments

  Hibernia National Bank plans to acquire St. Bernard in a transaction to be accounted for as a purchase. St. Bernard shareholders will receive approximately $46,000,000 in cash in connection with the transaction. Under the purchase method of accounting, the assets and liabilities of St. Bernard will be adjusted to their estimated fair value. Applicable income tax effects of such adjustments will be included as a component of Hibernia's net deferred tax asset with a corresponding offset to goodwill (assuming an effective tax rate of 35%). For purposes of these pro forma combined financial statements, estimates have been made of the fair value of St. Bernard's assets and liabilities as of June 30, 1996. These fair value adjustments are based on the best information currently available and are subject to update as additional information becomes available.

  In addition to the $46,000,000 of cash to be exchanged in the merger, the total cost of acquiring St. Bernard includes direct acquisition costs such as investment banking, legal, accounting and other professional fees, printing and mailing costs, and other miscellaneous expenses. These costs, which are not expected to be material to the transaction, are not included as adjustments to the unaudited pro forma combined financial statements.

  (1) Allocation of purchase price:

                                                                      (IN
                                                                  THOUSANDS)
Net assets applicable to St. Bernard's common stock at June 30,
 1996..........................................................         $21,979
Net increase (decrease) to net asset value at June 30, 1996,
 net of tax (see footnote 3)...................................   (120)
Core deposit intangibles, net of tax (see footnote 3)..........  4,642
                                                                 -----
Total estimated fair value adjustments.........................           4,522
Elimination of St. Bernard's existing identifiable intangibles,
 net of tax (see footnote 3)...................................             (14)
                                                                        -------
Total preliminary allocation of purchase price.................          26,487
Goodwill due to the merger (see footnote 3)....................          19,513
                                                                        -------
                                                                        $46,000
                                                                        =======

  It is assumed that the purchase of St. Bernard will be funded by the sale of securities available for sale.

  (2) Securities of $190,707,000 classified as held to maturity by St. Bernard will be reclassified by Hibernia as securities available for sale upon consummation of the merger.

  (3) Purchase accounting adjustments:

                                                             APPLICABLE   NET
                                                     GROSS   INCOME TAX OF TAX
                                                    -------  ---------- -------
                                                          (IN THOUSANDS)
Debit (credit)
Estimated fair value adjustments:
  Investment securities...........................  $  (184)  $    64   $  (120)
Elimination of St. Bernard's existing identifiable
 intangibles......................................      (22)        8       (14)
Core deposit intangibles due to the merger........    7,142    (2,500)    4,642
Goodwill due to the merger........................   19,513        --    19,513
                                                    -------   -------   -------
                                                    $26,449   $(2,428)  $24,021
                                                    =======   =======   =======

  C. Texarkana Pro Forma Adjustments

  Hibernia plans to issue approximately 6,473,280 shares of Hibernia Common Stock, with an aggregate market value at the date of the merger of $69,588,000 based upon an assumed market value of $10.75 per share, to effect the merger with Texarkana Bancshares. The exchange rate shall be the number that is obtained by dividing $100.75 by the average closing price of Hibernia Common Stock for the ten business days preceding the last trading day prior to the closing date; provided, however, that if the exchange rate as calculated above is greater than 8.8, then the exchange rate for the purposes of this transaction shall be 8.8, and if the exchange rate as calculated above is less than 8.2, then the exchange rate for the purposes of this transaction shall be
8.2. Based upon an assumed market value of $10.75 per share for Hibernia Common Stock, the exchange rate in the merger will be 8.8. The stated value of the Hibernia Common Stock is $1.92 per share.

  In addition, existing stock options outstanding to purchase 28,132 shares of Texarkana Bancshares Common Stock will be converted into options to purchase 247,561 shares of Hibernia Common Stock at exercise prices ranging from $2.39 to $2.50 per share.

  In accordance with the pooling of interests method of accounting, the historical equities of the merged companies are combined for the purposes of these pro forma statements.

                      PRO FORMA COMBINED INCOME STATEMENT
                        SIX MONTHS ENDED JUNE 30, 1996

                                                  (A)
                                                CM BANK                      (B)
                                                HOLDING                  ST. BERNARD    TEXARKANA   TOTAL PRO
     UNAUDITED ($ IN                   CM BANK  COMPANY      ST. BERNARD   BANK &       NATIONAL      FORMA
       THOUSANDS,          HIBERNIA    HOLDING    ADJ          BANK &     TRUST CO.    BANCSHARES,  HIBERNIA
 EXCEPT PER SHARE DATA)   CORPORATION  COMPANY   DB(CR)       TRUST CO.   ADJ DB(CR)      INC.     CORPORATION
 ----------------------   -----------  -------  -------      ----------- -----------   ----------- -----------
INTEREST INCOME
 Interest and fees on
  loans.................  $   214,552  $16,280  $ (702)(1)     $1,407                   $   9,307  $   242,248
 Interest on securities
  available for sale....       65,065    9,434      (5)(1)         --      $(5,952)(2)      3,735
                                                  (282)(2)                   1,438 (3)
                                                 6,303 (3)                                              76,732
 Interest on securities
  held to maturity......           --      282     282 (2)      5,952        5,952 (2)      1,122        1,122
 Interest on short-term
  investments...........        4,739      586                    507                          74        5,906
                          -----------  -------  ------         ------      -------      ---------  -----------
 TOTAL INTEREST INCOME..      284,356   26,582   5,596          7,866        1,438         14,238      326,008
                          -----------  -------  ------         ------      -------      ---------  -----------
INTEREST EXPENSE
 Interest on deposits         109,418    9,171                  3,741                       6,426      128,756
 Interest on short-term
  borrowings............        6,832      883                     --                         187        7,902
 Interest on debt.......          216       46       1(1)          --                         563          826
                          -----------  -------  ------         ------      -------      ---------  -----------
 TOTAL INTEREST EXPENSE.      116,466   10,100       1          3,741           --          7,176      137,484
                          -----------  -------  ------         ------      -------      ---------  -----------
NET INTEREST INCOME.....      167,890   16,482   5,597          4,125        1,438          7,062      188,524
 Provision for possible
  loan losses...........           --      475                     (7)                        975        1,443
                          -----------  -------  ------         ------      -------      ---------  -----------
NET INTEREST INCOME
 AFTER PROVISION FOR
 POSSIBLE LOAN LOSSES...      167,890   16,007   5,597          4,132        1,438          6,087      187,081
                          -----------  -------  ------         ------      -------      ---------  -----------
NONINTEREST INCOME
 Service charges on
  deposits..............       25,184    3,258                    530                       1,929       30,901
 Trust fees.............        6,047      376                     --                         405        6,828
 Other service,
  collection and
  exchange charges......       15,927      934                     69                         887       17,817
 Gain on sale of
  business lines........          517       --                     --                          --          517
 Other operating income.        4,856      177                     54                         251        5,338
 Securities gains
  (losses), net.........           --    1,157                     --                         113        1,270
                          -----------  -------  ------         ------      -------      ---------  -----------
 TOTAL NONINTEREST
  INCOME................       52,531    5,902      --            653           --          3,585       62,671
                          -----------  -------  ------         ------      -------      ---------  -----------
NONINTEREST EXPENSE
 Salaries and employee
  benefits..............       72,172    6,145                  1,887                       3,032       83,236
 Occupancy expense, net.       12,830    1,423    (328)(1)        359                         371       14,655
 Equipment expense......       10,868    1,289    (284)(1)        207                         442       12,522
 Data processing
  expense...............       10,208      158                     21                          87       10,474
 Foreclosed property
  expense, net..........       (1,822)    (100)                    --                          18       (1,904)
 Amortization of
  intangibles...........        1,923       12   1,847 (1)          1          765 (1)         --
                                                 1,718 (1)                     390 (1)
                                                   (12)(1)                      (1)(1)                   6,643
 Other operating
  expense...............       35,132    3,606                    599                       1,426       40,763
                          -----------  -------  ------         ------      -------      ---------  -----------
 TOTAL NONINTEREST
  EXPENSE...............      141,311   12,533   2,941          3,074        1,154          5,376      166,389
                          -----------  -------  ------         ------      -------      ---------  -----------
INCOME BEFORE INCOME
 TAXES..................       79,110    9,376   8,538          1,711        2,592          4,296       83,363
Income tax expense......       27,795    3,241    (358)(1)        566         (268)(1)      1,165
                                                (2,332)(3)                    (532)(3)                  29,277
                          -----------  -------  ------         ------      -------      ---------  -----------
INCOME FROM CONTINUING
 OPERATIONS.............  $    51,315  $ 6,135  $5,848         $1,145      $ 1,792      $   3,131  $    54,086
                          ===========  =======  ======         ======      =======      =========  ===========
PRO FORMA WEIGHTED
 AVERAGE COMMON SHARES..  120,335,297                                                   6,473,280  126,808,577
                          ===========                                                   =========  ===========
PRO FORMA INCOME PER
 COMMON SHARE FROM
 CONTINUING OPERATIONS
 (C)....................  $      0.43                                                              $      0.43
                          ===========                                                              ===========

              See notes to Pro Forma Combined Income Statements.

Hibernia Corporation

Notes to Pro Forma Combined Income Statement

Six Months Ended June 30, 1996

  A. Calcasieu Pro Forma Adjustments

  (1) In accordance with the purchase method of accounting, the assets and liabilities of Calcasieu were adjusted to fair value with the applicable income tax effects of such adjustments included as a component of Hibernia's net deferred tax asset. The related increase (decrease) to net income for the first six months of 1996 resulting from the amortization of such purchase accounting adjustments assuming the transaction occurred on January 1, 1995 is as follows:

                                                                      (IN
                                                                   THOUSANDS)
Debit (Credit)
  Investment securities...........................................       $  (5)
  Loans...........................................................        (702)
  Bank premises...................................................        (328)
  Furniture & equipment...........................................        (284)
  Debt............................................................           1
  Core deposit intangibles........................................       1,847
  Goodwill........................................................       1,718
  Deferred federal tax asset resulting from:
    Investment securities.........................................    2
    Loans.........................................................  246
    Bank premises & equipment.....................................   41
    Core deposit intangibles...................................... (647)
                                                                   ----
      Total deferred federal tax asset............................        (358)

  In addition, amortization of Calcasieu's existing identifiable intangibles was reversed.

  Goodwill due to the transaction is amortized on a straight-line basis over 25 years. Core deposit intangibles due to the transaction are amortized on an accelerated basis over 7 years.

  (2) Interest income on securities previously classified as held to maturity was reclassified to interest income on securities available for sale.

  (3) Interest income was reduced to reflect the sale of $201,700,000 in securities available for sale (with an assumed yield of 6.25%) to fund the purchase of Calcasieu. Income tax expense was adjusted accordingly to reflect the impact of the reduction in interest income.

  B. St. Bernard Pro Forma Adjustments

  (1) In accordance with the purchase method of accounting, the assets and liabilities of St. Bernard will be adjusted to fair value with the applicable income tax effects of such adjustments included as a component of Hibernia's net deferred tax asset. The related increase (decrease) to net income for the first six months of 1996 resulting from the amortization of such purchase accounting adjustments assuming the transaction occurred on January 1, 1995 is as follows:

                                                                 (IN THOUSANDS)
Debit (Credit)
  Core deposit intangibles......................................       765
  Goodwill......................................................       390
  Deferred federal tax asset resulting from core deposit
   intangibles..................................................      (268)

  In addition, amortization of St. Bernard's existing identifiable intangibles will be reversed.

  Goodwill due to the transaction will be amortized on a straight-line basis over 25 years. Core deposit intangibles due to the transaction will be amortized on an accelerated basis over 7 years.

  (2) Interest income on securities previously classified as held to maturity will be reclassified to interest income on securities available for sale.

  (3) Interest income will be reduced to reflect the sale of $46,000,000 in securities available for sale (with an assumed yield of 6.25%) to fund the purchase of St. Bernard. Income tax expense will be adjusted accordingly to reflect the impact of the reduction of interest income.

  C. Anticipated Savings

  Hibernia expects to achieve savings through reductions in interest expense and operating costs in connection with the proposed transactions. The savings vary depending on Hibernia's operations in the respective geographic area. The majority of savings will be achieved through consolidation of certain operations. The extent to which the savings will be achieved depends, among other things, on the regulatory environment and economic conditions, and may be affected by unanticipated changes in business activities, inflation and certain external factors. Therefore, there can be no assurance that such savings will be realized. No adjustment has been included in the unaudited pro forma financial statements for the anticipated savings.

                              HIBERNIA CORPORATION

                      PRO FORMA COMBINED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 1995

                                                                                (B)                       (C)
                                                                              CM BANK                 ST. BERNARD
                                                          (A)                 HOLDING     ST. BERNARD   BANK &       TEXARKANA
                                         HISTORICAL    RESTATED    CM BANK    COMPANY       BANK &     TRUST CO.     NATIONAL
UNAUDITED                                 HIBERNIA     HIBERNIA    HOLDING  ADJUSTMENTS      TRUST    ADJUSTMENTS   BANCSHARES,
($ IN THOUSANDS, EXCEPT PER SHARE DATA)  CORPORATION  CORPORATION  COMPANY    DB (CR)         CO.       DB (CR)        INC.
- ---------------------------------------  -----------  -----------  -------  -----------   ----------- -----------   -----------
INTEREST INCOME
 Interest and
 fees on loans..                         $   366,716  $   373,738  $31,523    $(1,404)(1)   $2,666                   $  15,485
 Interest on
 securities
 available for
 sale...........                              37,549       38,248   20,546        (10)(1)       --      $  (184)(1)      8,781
                                                                               12,606 (3)                 2,875 (3)
                                                                               (2,129)(2)               (12,311)(2)
 Interest on
 securities
 held to
 maturity.......                             112,204      116,237    2,129      2,129 (2)   12,311       12,311 (2)      2,609
 Interest on
 short-term
 investments....                               6,706        7,061      294                     753                         302
                                         -----------  -----------  -------    -------       ------      -------      ---------
   TOTAL
   INTEREST
   INCOME.......                             523,175      535,284   54,492     11,192       15,730        2,691         27,177
                                         -----------  -----------  -------    -------       ------      -------      ---------
INTEREST EXPENSE
 Interest on
 deposits.......                             209,512      215,134   15,423       (492)(1)    7,607                      11,534
 Interest on
 short-term
 borrowings.....                              13,309       13,208    2,276                      --                         583
 Interest on
 debt...........                                 594          595    1,661          2 (1)       --                       1,035
                                         -----------  -----------  -------    -------       ------      -------      ---------
   TOTAL
   INTEREST
   EXPENSE......                             223,415      228,937   19,360       (490)       7,607           --         13,152
                                         -----------  -----------  -------    -------       ------      -------      ---------
NET INTEREST
INCOME..........                             299,760      306,347   35,132     10,702        8,123        2,691         14,025
 Provision for
 possible loan
 losses.........                                  --         (135)     200                     (95)                      1,275
                                         -----------  -----------  -------    -------       ------      -------      ---------
NET INTEREST
INCOME AFTER
PROVISION FOR
POSSIBLE LOAN
LOSSES..........                             299,760      306,482   34,932     10,702        8,218        2,691         12,750
                                         -----------  -----------  -------    -------       ------      -------      ---------
NONINTEREST
INCOME
 Service
 charges on
 deposits                                     45,009       45,957    6,642                   1,017                       2,848
 Trust fees.....                              11,705       11,705      740                      --                         792
 Other service,
 collection and
 exchange
 charges........                              27,719       27,719    1,330                     101                       2,176
 Gain on
 divestiture of
 banking
 offices........                               2,361        2,361       --                      --                          --
 Gain on sale
 of business
 lines..........                               3,402        3,402       --                      --                          --
 Other
 operating
 income.........                               7,362        7,516      290                      59                          --
 Securities
 gains
 (losses), net..                                 (13)          (1)   2,080                      --                         250
                                         -----------  -----------  -------    -------       ------      -------      ---------
   TOTAL
   NONINTEREST
   INCOME.......                              97,545       98,659   11,082         --        1,177           --          6,066
                                         -----------  -----------  -------    -------       ------      -------      ---------
NONINTEREST
EXPENSE
 Salaries and
 employee
 benefits.......                             128,022      130,498   13,058                   3,447                       5,983
 Occupancy
 expense, net...                              25,379       25,888    2,538       (656)(1)      717                         937
 Equipment
 expense........                              20,541       20,717    2,453       (568)(1)      397                         883
 Data
 processing
 expense........                              18,824       19,212      349                      85                         154
 Foreclosed
 property
 expense, net...                                (950)        (780)     (59)                     --                         (11)
 Amortization
 of
 intangibles....                               3,709        3,709       23      4,309 (1)        2        1,786 (1)         --
                                                                                3,435 (1)                   781 (1)
                                                                                  (23)(1)                    (2)(1)
 Other
 operating
 expense........                              68,508       70,086    9,453                   1,059                       6,930
                                         -----------  -----------  -------    -------       ------      -------      ---------
   TOTAL
   NONINTEREST
   EXPENSE......                             264,033      269,330   27,815      6,497        5,707        2,565         14,876
                                         -----------  -----------  -------    -------       ------      -------      ---------
INCOME BEFORE
INCOME TAXES....                             133,272      135,811   18,199     17,199        3,688        5,256          3,940
Income tax
expense.........                               9,413       10,112    6,026       (761)(1)    1,168         (561)(1)        755
                                                                               (4,664)(3)                (1,064)(3)
                                         -----------  -----------  -------    -------       ------      -------      ---------
INCOME FROM
CONTINUING
OPERATIONS......                         $   123,859  $   125,699  $12,173    $11,774       $2,520      $ 3,631      $   3,185
                                         ===========  ===========  =======    =======       ======      =======      =========
PRO FORMA
WEIGHTED AVERAGE
COMMON SHARES...                         117,879,746  120,644,146                                                    6,473,280
                                         ===========  ===========                                                    =========
PRO FORMA INCOME
PER COMMON SHARE
FROM CONTINUING
OPERATIONS (D)..                         $      1.05  $      1.04
                                         ===========  ===========
                                            TOTAL
                                          PRO FORMA
UNAUDITED                                 HIBERNIA
($ IN THOUSANDS, EXCEPT PER SHARE DATA)  CORPORATION
- ---------------------------------------  ------------
INTEREST INCOME
 Interest and
 fees on loans..                         $   424,816
 Interest on
 securities
 available for
 sale...........
                                              66,728
 Interest on
 securities
 held to
 maturity.......                             118,846
 Interest on
 short-term
 investments....                               8,410
                                         ------------
   TOTAL
   INTEREST
   INCOME.......                             618,800
                                         ------------
INTEREST EXPENSE
 Interest on
 deposits.......                             249,206
 Interest on
 short-term
 borrowings.....                              16,067
 Interest on
 debt...........                               3,293
                                         ------------
   TOTAL
   INTEREST
   EXPENSE......                             268,566
                                         ------------
NET INTEREST
INCOME..........                             350,234
 Provision for
 possible loan
 losses.........                               1,245
                                         ------------
NET INTEREST
INCOME AFTER
PROVISION FOR
POSSIBLE LOAN
LOSSES..........                             348,989
                                         ------------
NONINTEREST
INCOME
 Service
 charges on
 deposits                                     56,464
 Trust fees.....                              13,237
 Other service,
 collection and
 exchange
 charges........                              31,326
 Gain on
 divestiture of
 banking
 offices........                               2,361
 Gain on sale
 of business
 lines..........                               3,402
 Other
 operating
 income.........                               7,865
 Securities
 gains
 (losses), net..                               2,329
                                         ------------
   TOTAL
   NONINTEREST
   INCOME.......                             116,984
                                         ------------
NONINTEREST
EXPENSE
 Salaries and
 employee
 benefits.......                             152,986
 Occupancy
 expense, net...                              29,424
 Equipment
 expense........                              23,882
 Data
 processing
 expense........                              19,800
 Foreclosed
 property
 expense, net...                                (850)
 Amortization
 of
 intangibles....
                                              14,020
 Other
 operating
 expense........                              87,528
                                         ------------
   TOTAL
   NONINTEREST
   EXPENSE......                             326,790
                                         ------------
INCOME BEFORE
INCOME TAXES....                             139,183
Income tax
expense.........
                                              11,011
                                         ------------
INCOME FROM
CONTINUING
OPERATIONS......                         $   128,172
                                         ============
PRO FORMA
WEIGHTED AVERAGE
COMMON SHARES...                         127,117,426
                                         ============
PRO FORMA INCOME
PER COMMON SHARE
FROM CONTINUING
OPERATIONS (D)..                         $      1.01
                                         ============

               See notes to Pro Forma Combined Income Statements.

Hibernia Corporation

Notes to Pro Forma Combined Income Statement

Year Ended December 31, 1995

  A. Restated Hibernia Corporation

  On January 1, 1996, Hibernia merged with FNB Bancshares, Inc. ("Lake Providence") in a transaction accounted for as a pooling of interests. Hibernia issued 889,640 shares of Hibernia Common Stock, with an aggregate market value at the date of the merger of $9,307,859 based on a market value of $10.4625 per share, to effect the merger. Based upon the 9,670 shares of Lake Providence Common Stock outstanding on the record date, the exchange rate in the merger was 92. The stated value of Hibernia Common Stock is $1.92 per share. In accordance with the pooling of interests method of accounting, the historical results of operations of the merged companies are combined.

  On January 15, 1996, Hibernia Corporation merged with Bunkie Bancshares, Inc. ("Bunkie") in a transaction accounted for as a pooling of interests. Hibernia issued 1,874,760 shares of Hibernia Common Stock, with an aggregate market value at the date of the merger of $19,145,987 based on a market value of $10.2125 per share, to effect the merger. Based upon the 11,006 shares of Bunkie Common Stock outstanding on the record date, the exchange rate in the merger was 170.3398. The stated value of Hibernia Common Stock is $1.92 per share. In accordance with the pooling of interests method of accounting, the historical results of operations of the merged companies are combined.

  B. Calcasieu Pro Forma Adjustments

  (1) In accordance with the purchase method of accounting, the assets and liabilities of Calcasieu were adjusted to fair value with the applicable income tax effects of such adjustments included as a component of Hibernia's net deferred tax asset. The related increase (decrease) to net income for the first year after the merger resulting from the amortization of such purchase accounting adjustments assuming the transaction occurred on January 1, 1995 is as follows:

                                                                     (IN
                                                                 THOUSANDS)
Debit (Credit)
  Investment securities........................................         $  (10)
  Loans........................................................         (1,404)
  Bank Premises................................................           (656)
  Furniture & equipment........................................           (568)
  Interest-bearing deposits....................................           (492)
  Debt.........................................................              2
  Core deposit intangibles.....................................          4,309
  Goodwill.....................................................          3,435
  Deferred federal tax asset resulting from:
    Investment securities......................................      3
    Loans......................................................    492
    Bank premises & equipment..................................     81
    Interest-bearing deposits..................................    172
    Debt.......................................................     (1)
    Core deposit intangibles................................... (1,508)
                                                                ------
  Total deferred federal tax asset.............................           (761)

  In addition, amortization of Calcasieu's existing identifiable intangibles was reversed.

  Goodwill due to the transaction is amortized on a straight-line basis over 25 years. Core deposit intangibles due to the transaction are amortized on an accelerated basis over 7 years.

  (2) Interest income on securities previously classified as held to maturity was reclassified to interest income on securities available for sale.

  (3) Interest income was reduced to reflect the sale of $201,700,000 in securities available for sale (with an assumed yield of 6.25%) to fund the purchase of Calcasieu. Income tax expense was adjusted accordingly to reflect the impact of the reduction in interest income.

  C. St. Bernard Pro Forma Adjustments

  (1) In accordance with the purchase method of accounting, the assets and liabilities of St. Bernard will be adjusted to fair value with the applicable income tax effects of such adjustments included as a component of Hibernia's net deferred tax asset. The related increase (decrease) to net income for the first year after the merger resulting from the amortization of such purchase accounting adjustments assuming the transaction occurred on January 1, 1995 is as follows:

                                                                      (IN
                                                                   THOUSANDS)
Debit (Credit)
  Investment securities...........................................       $(184)
  Core deposit intangibles........................................       1,786
  Goodwill........................................................         781
  Deferred federal tax asset resulting from:
    Investment securities.........................................   64
    Core deposit intangibles...................................... (625)
                                                                   ----
  Total deferred federal tax asset................................        (561)

  In addition, amortization of St. Bernard's existing identifiable intangibles will be reversed.

  Goodwill due to the transaction is amortized on a straight-line basis over 25 years. Core deposit intangibles due to the transaction are amortized on an accelerated basis over 7 years.

  (2) Interest income on securities previously classified as held to maturity will be reclassified to interest income on securities available for sale.

  (3) Interest income will be reduced to reflect the sale of $46,000,000 in securities available for sale (with an assumed yield of 6.25%) to fund the purchase of St. Bernard. Income tax expense will be adjusted accordingly to reflect the impact of the reduction in interest income.

  D. Anticipated Savings

  Hibernia expects to achieve savings through reductions in interest expense and operating costs in connection with the proposed transactions. The savings vary depending on Hibernia's operations in the respective geographic area. The majority of savings will be achieved through consolidation of certain operations. The extent to which the savings will be achieved depends, among other things, on the regulatory environment and economic conditions, and may be affected by unanticipated changes in business activities, inflation and certain external factors. Therefore, there can be no assurance that such savings will be realized. No adjustment has been included in the unaudited pro forma financial statements for the anticipated savings.

SUBSEQUENT EVENTS

  On September 17, 1996, Hibernia announced third quarter results will reflect a $15 million negative loan loss provision, a $5.7 million pre-tax loss on the sale of securities held for sale and other charges, including asset write-downs related to technological enhancements and additions to reserves for health care benefits and other expenses. The Company also announced that it anticipates third-quarter 1996 earnings of approximately $.22 per share after giving effect to these provisions and charges.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

            FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1996 AND 1995

  Management's Discussion and Analysis presents a review of the major factors and trends affecting the performance of Hibernia and Hibernia Bank, its wholly-owned bank subsidiary, and should be read in conjunction with Hibernia's consolidated financial statements, notes and tables incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. Financial data for all periods presented have been restated for mergers consummated on or prior to June 30, 1996, all of which were accounted for as poolings of interests.

SECOND-QUARTER 1996 HIGHLIGHTS

  Hibernia Corporation's second-quarter 1996 results showed continued improvement in earnings per share on a comparable basis over the second quarter of 1995, strong loan growth, and improving efficiency. Last year's results reflected a lower-than-normal effective federal income tax rate as the Company recognized deferred tax benefits. To make comparisons to 1996 results more meaningful, 1995 net income and earnings per share results are adjusted on a proforma, fully tax-effected basis, whereby tax expense is assumed at a "normal" effective tax rate of 37%.

  . Net income for the second quarter of 1996 totaled $26.6 million ($.22 per share) and net income for the first six months of 1996 totaled $51.3 million ($.43 per share). For the second quarter of 1995 reported net income of $30.8 million ($.26 per share) would have been $20.8 million ($.17 per share) on a fully tax-effected basis. Similarly, reported net income of $56.7 million ($.47 per share) For the first half of 1995 would have been $38.7 million ($.32 per share) on a fully tax-effected basis. Therefore, on a comparable basis, net income for the second quarter of 1996 improved 28% and earnings per share rose 29%. For the first six months of 1996, net income was up 32% and earnings per share grew 34% over the first half of 1995.

  . Returns on assets (ROA) and equity (ROE), were 1.43% and 14.44%, respectively, for the second quarter of 1996 compared to 1.18% and 12.96% on a fully tax-effected basis in the second quarter of 1995. Reported ROA and ROE for the second quarter of last year were 1.74% and 19.13%, respectively. For the first six months of 1996, the ROA was 1.38%. The ROA for the first six months of 1995 was 1.10% on a fully tax-effected basis and 1.61% as reported. ROE for the first half of 1996 was 13.90% compared to 12.24% for the first six months of 1995, on a fully tax-effected basis. Reported ROE for the first half of 1995 was 17.91%.

  . Second-quarter 1996 pre-tax results improved compared to the same period last year because of a $10.4 million (14%) increase in net interest income (resulting from an improved margin and higher average earning assets) and a $1.4 million (6%) improvement in noninterest income, partially offset by a $4.0 million (6%) increase in overhead. For the first half of 1996, the increase in pre-tax income over 1995 was due to the same factors as the quarterly improvement. For the six-month period net interest income increased $19.1 million (13%) and noninterest income rose $3.1 million (6%), while overhead increased $4.4 million (3%).

  . Loans grew $926.5 million (23%) from a year ago to $5.0 billion at June
    30, 1996. Consumer loans increased $514.5 million (27%) to $2.4 billion and commercial loans grew $412.0 million (19%) to $2.6 billion. Compared to March 31, 1996, loans increased at an annual rate of almost 20% as consumer loans grew 18% and commercial loans grew 22%.

  . Asset quality remained strong with reserve coverage of nonperforming assets at almost 826% at June 30, 1996 compared to 730% at June 30, 1995. Total nonperforming assets declined to $23.9 million, down 18% from a year ago. Nonperforming assets as a percentage of loans plus foreclosed assets were reduced to .48%, compared to .72% at June 30, 1995.

  . In July 1996, Hibernia's Board of Directors declared a quarterly cash dividend of $.07 per share.

FINANCIAL CONDITION

 Earning Assets

  Earning assets averaged $7.0 billion in the second quarter of 1996, a $360.3 million (5%) increase from the second-quarter 1995 average of $6.6 billion. For the first six months of 1996, average earning assets increased $368.2 million (6%) from the first six months of 1995. The increases in average assets for both the current quarter and the first six months of 1996 were due to increases of approximately $900 million in average loans, partially offset by decreases of approximately $600 million in average securities. Hibernia has funded the loan growth through the reinvestment of proceeds from maturing securities and increases in deposits and borrowed funds.

   Loans. Average loans for the second quarter of 1996 of $4.9 billion were up $232.7 million (5%) from the first quarter of 1996 and up $883.5 million (22%) compared to the second quarter of 1995. Average loans for the first six months of 1996 compared to the first six months of 1995 increased $864.1 million (22%).

  Table 1 presents the Company's loan portfolio classified according to industry concentration at June 30, 1996, March 31, 1996 and June 30, 1995. Total loans increased $234.8 million (5%) during the second quarter of 1996. Commercial loans increased $132.3 million (5%), while consumer loans increased $102.5 million (4%). Compared to June 30, 1995, loans increased $926.5 million (23%). Consumer loans were up $514.5 million (27%), and commercial loans increased $412.0 million (19%). The increase in consumer lending compared to March 31, 1996 was primarily due to increases in adjustable-rate residential mortgage loans and indirect lending. Compared to June 30, 1995, the same categories increased, along with other consumer loans. Consumer loans comprised 48.8% of the loan portfolio at June 30, 1996 compared to 47.2% at June 30, 1995.

                    TABLE 1--COMPOSITION OF LOAN PORTFOLIO

                                JUNE 30, 1996   MARCH 31, 1996  JUNE 30, 1995
                                --------------  --------------  --------------
        ($ IN MILLIONS)          LOANS     %     LOANS     %     LOANS     %
        ---------------         -------- -----  -------- -----  -------- -----
Commercial:
  Commercial and industrial.... $1,055.4  21.1% $  993.4  20.9% $  764.1  18.8%
  Commercial real estate.......    452.0   9.0     440.0   9.2     478.3  11.8
  Services.....................    447.0   9.0     394.1   8.3     346.1   8.6
  Health care..................    207.7   4.2     208.2   4.4     216.2   5.3
  Transportation, utilities and
   communications..............    171.0   3.4     182.1   3.8     158.6   3.9
  Individual...................    113.8   2.3     103.1   2.2      99.1   2.4
  Energy.......................    108.9   2.2     102.6   2.2      81.4   2.0
                                -------- -----  -------- -----  -------- -----
    Total commercial...........  2,555.8  51.2   2,423.5  51.0   2,143.8  52.8
                                -------- -----  -------- -----  -------- -----
Consumer:
  Residential mortgages:
    First mortgages............  1,094.1  21.9   1,047.2  22.0     857.9  21.1
    Junior liens...............    119.8   2.4      92.0   1.9      86.8   2.1
  Indirect.....................    730.9  14.7     703.4  14.8     585.3  14.4
  Revolving credit.............    107.9   2.2      97.6   2.1      84.4   2.1
  Other........................    381.2   7.6     391.2   8.2     305.0   7.5
                                -------- -----  -------- -----  -------- -----
    Total consumer.............  2,433.9  48.8   2,331.4  49.0   1,919.4  47.2
                                -------- -----  -------- -----  -------- -----
Total loans.................... $4,989.7 100.0% $4,754.9 100.0% $4,063.2 100.0%
                                ======== =====  ======== =====  ======== =====

  Securities. Average securities decreased $636.8 million (25%) in the second quarter of 1996 compared to the second quarter of 1995. For the first six months of 1996 average securities decreased $554.0 million (22%). The decreases are the result of the reinvestment of maturing securities into higher-yielding loans.

  Average securities available for sale increased approximately $1.4 billion for the second quarter and the first six months of 1996 compared to the same periods in 1995. In December 1995, in accordance with the

Financial Accounting Standards Board Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (Guide), the Company chose to reclassify all of its securities held to maturity to the available for sale portfolio. The amortized cost of the transferred securities was $1.6 billion and net unrealized gains were $20.2 million. This reclassification gives the Company greater flexibility in managing the portfolio for income, interest-rate risk and liquidity. Although net unrealized gains or losses in the available for sale portfolio are reflected as a separate component of equity, these gains or losses are not included in regulatory capital for purposes of computing capital adequacy ratios. It is anticipated that future purchases of securities will be classified as available for sale.

  As a result of this reclassification, Hibernia had no securities held to maturity for the second quarter or the first six months of 1996 compared to averages of $2.0 billion in both periods a year ago.

  Short-Term Investments. Average short-term investments (primarily federal funds sold) for the three months ended June 30, 1996, of $164.8 million were up $113.6 million (222%) compared to an average of $51.2 million in the second quarter of 1995. Average short-term investments decreased $28.2 million (15%) from the first-quarter 1996 average of $193.0 million, as loan growth exceeded deposit increases.

                         TABLE 2--NONPERFORMING ASSETS

                          JUNE 30,  MARCH 31,  DECEMBER 31, SEPTEMBER 30, JUNE 30,
    ($ IN THOUSANDS)        1996      1996         1995         1995        1995
    ----------------      --------  ---------  ------------ ------------- --------
Nonaccrual loans........  $ 17,434  $ 18,492     $ 17,318     $ 19,611    $ 20,858
Restructured loans......        --        --           --           --          --
                          --------  --------     --------     --------    --------
  Total nonperforming
   loans................    17,434    18,492       17,318       19,611      20,858
                          --------  --------     --------     --------    --------
Foreclosed assets.......     3,547     5,578        5,344        6,305       6,053
Excess bank owned
 property...............     2,955     3,023        2,946        2,245       2,244
                          --------  --------     --------     --------    --------
  Total nonperforming
   assets...............  $ 23,936  $ 27,093     $ 25,608     $ 28,161    $ 29,155
                          ========  ========     ========     ========    ========
Accruing loans past due
 90 days or more........  $  3,791  $  5,795     $  2,794     $  2,843    $  5,311
                          ========  ========     ========     ========    ========
Reserve for possible
 loan losses............  $143,999  $144,913     $147,678     $152,053    $152,235
                          ========  ========     ========     ========    ========
Nonperforming loans as a
 percentage of total
 loans..................      0.35%     0.39%        0.38%        0.46%       0.51%
Nonperforming assets as
 a percentage ot total
 loans plus foreclosed
 assets and excess bank
 owned property.........      0.48%     0.57%        0.56%        0.66%       0.72%
Reserve for possible
 loan losses as a
 percentage of
 nonperforming loans....    825.97%   783.65%      852.74%      775.35      729.86%

 Asset Quality

  Table 2 presents a summary of nonperforming assets at the end of the past five quarters. Table 3 presents a summary of changes in nonperforming loans for the three-month and six-month periods ended June 30, 1996 and 1995.

  Nonperforming assets -- which include nonaccrual loans, restructured loans, foreclosed assets and excess bank owned property -- totaled $23.9 million at June 30, 1996, down 18% compared to $29.2 million at June 30, 1995 and down $3.2 million (12%) compared to $27.1 million at March 31, 1996. Nonperforming loans, which totaled $17.4 million at June 30, 1996, declined $3.4 million (16%) from a year ago, and declined $1.1 million (6%) from the first quarter of 1996. Foreclosed assets, which totaled $6.5 million at June 30, 1996, were down $1.8 million (22%) from a year earlier, and down $2.1 million (24%) from March 31, 1996.

  At June 30, 1996, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was $16.6 million. The related reserve for possible loan losses was $2.6 million. The comparable amounts at June 30, 1995 were $19.3 million and $1.4 million, respectively. These loans are included in nonaccrual loans in Table 2.

                TABLE 3--SUMMARY OF NONPERFORMING LOAN ACTIVITY

                          THREE MONTHS       SIX MONTHS
                          ENDED JUNE 30     ENDED JUNE 30
                         ----------------  ----------------
    ($ IN THOUSANDS)      1996     1995     1996     1995
    ----------------     -------  -------  -------  -------
Nonperforming loans at
 beginning of period.... $18,492  $21,801  $17,318  $27,631
Additions...............   4,310    3,940    9,668    8,940
Charge-offs, gross......  (3,186)  (2,825)  (5,828)  (5,362)
Returns to performing
 status.................    (132)  (1,162)    (160)  (5,524)
Payments and sales......  (2,050)    (896)  (3,564)  (4,827)
                         -------  -------  -------  -------
Nonperforming loans at
 end of period.......... $17,434  $20,858  $17,434  $20,858
                         =======  =======  =======  =======

  As illustrated in Table 3, loans totaling $4.3 million were added to nonperforming loans during the second quarter of 1996. Payments and sales resulted in a $2.1 million reduction in nonperforming loans and charge-offs further reduced nonperforming loans in the second quarter of 1996 by $3.2 million. As a percentage of total loans plus foreclosed assets, nonperforming assets at June 30, 1996, improved to .48% from .72% a year ago and were down from .57% at March 31, 1996.

  In addition to the nonperforming assets discussed above, other commercial loans for which payments are current that are subject to potential future classification as nonperforming totaled $21.1 million as of June 30, 1996.

              TABLE 4--RESERVE FOR POSSIBLE LOAN LOSSES ACTIVITY

                                          THREE MONTHS      SIX MONTHS ENDED
                                          ENDED JUNE 30          JUNE 30
                                        ------------------  ------------------
           ($ IN THOUSANDS)               1996      1995      1996      1995
           ----------------             --------  --------  --------  --------
Balance at beginning of period......... $144,913  $153,777  $147,678  $153,957
Loans charged off......................   (6,669)   (5,117)  (13,353)  (10,803)
Recoveries.............................    5,755     3,720     9,674     9,221
                                        --------  --------  --------  --------
Net loans charged off..................     (914)   (1,397)   (3,679)   (1,582)
                                        --------  --------  --------  --------
Provision for possible loans losses....       --      (145)       --      (140)
                                        --------  --------  --------  --------
Balance at end of period............... $143,999  $152,235  $143,999  $152,235
                                        ========  ========  ========  ========
Reserve for possible loan losses as a
 percentage of loans...................     2.89%     3.75%     2.89%     3.75%
Annualized net charge-offs as a
 percentage of average loans...........     0.07%     0.14%     0.15%     0.08%

 Reserve and Provision for Possible Loan Losses

  No provision for possible loan losses was recorded for the second quarter or the first six months of 1996. Nominal negative provisions were recorded for the comparable periods of 1995 at one of the merged banks. The absence of a provision thus far in 1996 is a reflection of continued strong reserve coverage. The reserve for possible loan losses as a percentage of nonperforming loans was 826% at June 30, 1996, 784% at March 31, 1996, and 730% at June 30, 1995.

  Net charge-offs totaled $.9 million in the second quarter of 1996, compared to $1.4 million in the second quarter of 1995. For the first six months of 1996, net charge-offs totaled $3.7 million compared to $1.6 million for the same period in 1995. As a percentage of average loans, annualized net charge-offs were .07% and .15% for the second quarter and the first six months of 1996, respectively. In 1995 the comparable net charge-off ratios were .14% and .08%, respectively.

  The reserve for possible loan losses totaled $144.0 million, or 2.89% of total loans, at June 30, 1996, compared to $152.2 million, or 3.75%, a year earlier. In terms of both dollar amount and as a percentage of loans, the reserve for possible loan losses has been declining since the end of 1993 as a result of net charge-offs and negative provisions. Management has deemed the present level to be adequate to absorb future potential loan losses, considering the level and mix of the loan portfolio, current economic conditions and market trends. Because factors such as loan growth and the future collectibility of loans are uncertain, the level of future provisions (positive or negative), if any, cannot be predicted. Table 4 presents an analysis of the activity in the reserve for possible loan losses for the second quarter and the first six months of 1996 and 1995.

                         TABLE 5--DEPOSIT COMPOSITION

                           SECOND QUARTER     FIRST QUARTER    SECOND QUARTER
                                1996              1996              1995
                          ----------------- ----------------- -----------------
                          AVERAGE    % OF   AVERAGE    % OF   AVERAGE    % OF
     ($ IN MILLIONS)      BALANCES DEPOSITS BALANCES DEPOSITS BALANCES DEPOSITS
     ---------------      -------- -------- -------- -------- -------- --------
Demand, noninterest-
 bearing................. $1,107.3   17.6%  $1,164.3   18.7%  $1,088.2   18.0%
NOW accounts.............    231.4    3.7      219.4    3.5      683.3   11.3
Money market deposit
 accounts................  1,395.8   22.2    1,466.4   23.5      982.3   16.2
Savings accounts.........    346.3    5.5      352.3    5.6      348.1    5.8
Other consumer time
 deposits................  2,107.9   33.6    2,041.9   32.7    2,011.5   33.3
                          --------  -----   --------  -----   --------  -----
  Total core deposits....  5,188.7   82.6    5,244.3   84.0    5,113.4   84.6
Public fund certificates
 of deposit of $100,000
 or more.................    832.2   13.2      776.0   12.4      705.9   11.7
Certificates of deposit
 of $100,000 or more.....    219.8    3.5      184.8    3.0      193.7    3.2
Foreign time deposits....     43.6    0.7       38.5    0.6       31.5    0.5
                          --------  -----   --------  -----   --------  -----
  Total deposits......... $6,284.3  100.0%  $6,243.6  100.0%  $6,044.5  100.0%
                          ========  =====   ========  =====   ========  =====

FUNDING SOURCES

 Deposits and Borrowings

  Deposits. Average deposits totaled $6.3 billion in the second quarter of 1996, a $239.8 million (4%) increase from the second quarter of 1995. Average core deposits were up $75.3 million (1%) due to increases in consumer time deposits and demand deposits. Average deposits in the second quarter of 1996 increased $40.7 million (1%) compared to the first quarter of 1996.

  NOW account average balances were down $451.9 million and money market deposit accounts were up $413.5 million in the second quarter of 1996 compared to the second quarter of 1995. During the fourth quarter of 1995, Hibernia instituted a new product, the Reserve Money Manager account, in which each NOW account is joined with a money market account. As needed, funds are moved from the money market account to cover items presented for payment to the customer's NOW account up to a maximum of six such transfers per statement cycle. For the second quarter of 1996 the effect of the Reserve Money Manager account was $524.3 million (reducing NOW account average balances and increasing money market deposit account average balances). Net of this effect, NOW account average balances were up $72.4 million (11%) and money market deposit account average balances were down $110.8 million (11%). Money market deposit accounts declined because the rate paid on these accounts was less attractive than those of other investment products. For the first six months of 1996 the effect of the Reserve Money Manager accounts was $530.0 million. Net of this effect NOW account average balances were up $59.5 million (9%) for the first half of 1996 compared to the same period in 1995 while money market deposit accounts decreased $120.5 million (12%) from the first six months of 1995.

  Average noncore deposits increased $164.5 million (18%) from the second quarter of 1995 as public fund certificates of deposit increased $126.3 million (18%) in part due to greater access in new markets (through mergers) to public agency funds as well as increases in funds from existing relationships.

  Table 5 presents the composition of average deposits for the second and first quarters of 1996 and the second quarter of 1995.

  Borrowings. Average borrowings - which include federal funds purchased, securities sold under agreements to repurchase (repurchase agreements) and debt - increased $23.9 million (8%) to $305.6 million for the second quarter of 1996 compared to the second quarter of 1995. For the first six months of 1996, borrowings increased $65.5 million (28%) to $297.1 million. The increases for both periods result primarily from growth in repurchase agreements resulting in new cash management products which "sweep" funds from deposit accounts.

  Average repurchase agreements increased $61.0 million in the second quarter of 1996 and $80.8 million for the first six months of 1996 over the comparable periods in 1995 as a result of continued marketing of these cash management products, which allow Hibernia customers to earn interest on idle deposits. Fluctuations in short-term borrowings can also stem from differences in the timing of the expansion of lending opportunities and the growth of other funding sources (deposits and proceeds from maturing securities). The Company's reliance on these funds, while higher than a year ago, is still within parameters determined by management to be prudent in terms of liquidity and interest rate sensitivity.

  The increases in repurchase agreements were partially offset by decreases in federal funds purchased and long-term debt. The Company's long-term debt at June 30, 1996 is comprised of advances from the Federal Home Loan Bank of Dallas.

 Interest Rate Sensitivity

  The primary objective of asset/liability management is controlling interest rate risk. On a monthly basis, management monitors the sensitivity of net interest income to changes in interest rates through methods that include simulation and gap reports. Using these tools, management attempts to optimize the asset/liability mix to minimize the impact of significant rate movements within a broad range of interest rate scenarios. Management may alter the mix of floating- and fixed-rate assets and liabilities, change pricing schedules and enter into derivative contracts as means of limiting interest rate risk.

  On a limited basis, the Company has entered into interest rate and foreign exchange rate swap, forward and option contracts to hedge interest rate or foreign exchange risk on specific assets and liabilities. At June 30, 1996, Hibernia held a $6.6 million foreign exchange rate forward contract to protect against exchange rate risk on a loan to be repaid in a foreign currency.

  Derivative financial instruments are also held or issued by the Company for trading purposes to provide customers the ability to manage their own interest rate and foreign exchange risk. In general, matched trading positions are established to minimize risk to the Company. The notional value of these instruments totaled $224.8 million at June 30, 1996. In addition to these customer-related derivative financial instruments, the Company has entered into trading contracts for its own account which total $19.4 million. As of June 30, 1996, Hibernia's risk of loss due to interest rate fluctuations on trading derivatives was less than $.2 million.

RESULTS OF OPERATIONS

 Net Interest Income

  Taxable-equivalent net interest income for the three months ended June 30, 1996, totaled $86.6 million, a $10.2 million increase from the same period in 1995 and a $2.7 million increase from the first quarter of 1996.

For the first six months of 1996, net interest income increased $18.8 million over the first six months of 1995 to $170.5 million.

               TABLE 6--NET INTEREST MARGIN (TAXABLE-EQUIVALENT)

                                             1996                1995
                                        --------------- -----------------------
                                        SECOND   FIRST  FOURTH   THIRD  SECOND
                                        QUARTER QUARTER QUARTER QUARTER QUARTER
                                        ------- ------- ------- ------- -------
Yield on earning assets................   8.36%   8.23%   8.27%   8.20%   8.14%
Rate on interest-bearing liabilities...   4.30    4.34    4.41    4.43    4.45
                                         -----   -----   -----   -----   -----
  Net interest spread..................   4.06    3.89    3.86    3.77    3.69
Contribution of noninterest-bearing
 funds.................................   0.92    0.98    0.98    0.93    0.93
                                         -----   -----   -----   -----   -----
  Net interest margin..................   4.98%   4.87%   4.84%   4.70%   4.62%
                                         =====   =====   =====   =====   =====
Noninterest-bearing funds supporting
 earning assets........................  21.44%  22.46%  22.12%  21.10%  20.86%

  Factors contributing to the increase from the second quarter of 1995 include: the positive effect of the change in the mix of earning assets from lower-yielding securities to loans (69.9% of average earning assets in the second quarter of 1996 compared to 60.3% in the second quarter of 1995); overall growth in earning assets; lower rates paid on deposits and borrowings; higher yields on securities and a higher level of interest income recorded on nonaccrual or previously charged-off loans. These factors were partially offset by lower yields on loans (market rates in the second quarter of 1996 were down approximately 75 basis points from the second quarter of 1995). The increase in net interest income in the second quarter of 1996 compared to the first quarter of 1996 was due to the same factors discussed above except that loan yields were up, even though market rates were down slightly, primarily due to the income received on nonaccrual and previously charged-off loans.

  The increase in net interest income for the first six months of 1996 compared to the same period in 1995 was also the result of the change in the mix of earning assets, the growth of earning assets, the decline in funding costs, and the increase in the yield on the securities portfolio, partially offset by lower yields on loans as the extra income received on nonaccrual and previously charged-off loans was offset by lower rates.

  The net interest margin was 4.98% for the second quarter of 1996, up 36 basis points from the second quarter of 1995, and up 11 basis points from the first quarter of 1996. Excluding income of $2.2 million received on two previously charged off loans, the net interest margin would have been 4.86% for the second quarter of 1996, up 24 basis points from the second quarter of 1995 and virtually unchanged from the first quarter of 1996. The net interest margin has improved from the second quarter of 1995 primarily due to the positive effect of the change in the mix in earning assets to higher yielding loans and a decrease in funding costs of 15 basis points.

  Table 6 details the net interest margin for the most recent five quarters. Table 7 shows the composition of earning assets for the most recent five quarters, revealing the change in the mix of earning assets.

                  TABLE 7--INTEREST-EARNING ASSET COMPOSITION

                                              1996                1995
                                         --------------- -----------------------
                                         SECOND   FIRST  FOURTH   THIRD  SECOND
(PERCENTAGE OF AVERAGE BALANCES)         QUARTER QUARTER QUARTER QUARTER QUARTER
- --------------------------------         ------- ------- ------- ------- -------
Loans...................................   69.9%   67.1%   65.8%   62.1%   60.3%
                                          -----   -----   -----   -----   -----
Securities available for sale...........   27.7    30.1     8.7     8.3     9.0
Securities held to maturity.............     --      --    24.2    27.3    29.9
                                          -----   -----   -----   -----   -----
  Total securities......................   27.7    30.1    32.9    35.6    38.9
Short-term investments..................    2.4     2.8     1.3     2.3     0.8
                                          -----   -----   -----   -----   -----
  Total interest-earnings assets........  100.0%  100.0%  100.0%  100.0%  100.0%
                                          =====   =====   =====   =====   =====

  Table 8 presents an analysis of changes in taxable-equivalent net interest income between the second quarter of 1996 and the first quarter of 1996 and between the second quarter of 1996 and the second quarter of 1995.

         TABLE 8--CHANGES IN TAXABLE-EQUIVALENT NET INTEREST INCOME(1)

                                 SECOND QUARTER 1996 COMPARED TO:
                         ------------------------------------------------------
                           FIRST QUARTER 1996          SECOND QUARTER 1995
                         -------------------------  ---------------------------
                               INCREASE (DECREASE) DUE TO CHANGE IN:
                         ------------------------------------------------------
    ($ IN THOUSANDS)     VOLUME    RATE     TOTAL    VOLUME    RATE     TOTAL
    ----------------     -------  -------  -------  --------  -------  --------
Taxable-equivalent
 interest earned on:
  Loans................. $ 5,302  $   745  $ 6,047  $ 20,168  $(1,283) $ 18,885
  Securities available
   for sale.............  (2,423)     126   (2,297)   21,960      101    22,061
  Securities held to
   maturity.............      --       --       --   (31,717)      --   (31,717)
  Short-term
   investments..........    (373)     (26)    (399)    1,500      (59)    1,441
                         -------  -------  -------  --------  -------  --------
    Total...............   2,506      845    3,351    11,911   (1,241)   10,670
                         -------  -------  -------  --------  -------  --------
Interest paid on:
  NOW accounts..........      88      (85)       3    (2,994)     953    (2,041)
  Money market deposit
   accounts.............    (412)    (309)    (721)    2,487   (1,107)    1,380
  Savings accounts......     (31)      (7)     (38)      (10)    (135)     (145)
  Other consumer time...     921     (597)     324     1,345     (630)      715
  Public fund
   certificates of
   deposit of $100,000
   or more..............     745     (326)     419     1,777   (1,622)      155
  Certificates of
   deposit of $100,000
   or more..............     444       30      474       318      249       567
  Foreign deposits......      69      (36)      33       165      (65)      100
  Federal funds
   purchased............     (73)      (1)     (74)     (445)    (149)     (594)
  Repurchase agreements.     268       10      278       738     (360)      378
  Long-term debt........      (6)      --       (6)      (57)       3       (54)
                         -------  -------  -------  --------  -------  --------
    Total...............   2,013   (1,321)     692     3,324   (2,863)      461
                         -------  -------  -------  --------  -------  --------
Taxable-equivalent net
 interest income........ $   493  $ 2,166  $ 2,659  $  8,587  $ 1,622  $ 10,209
                         =======  =======  =======  ========  =======  ========

- --------
(1) Change due to mix (both rate and volume) has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts to the changes in each.

  The analysis of Consolidated Average Balances, Interest and Rates at the end of this discussion presents the Company's taxable-equivalent net interest income and average balances for the three months ended June 30, 1996, March 31, 1996 and June 30, 1995 and for the first six months of 1996 and 1995. The implementation of the Reserve Money Manager account resulted in increases in the rate paid on NOW accounts for the current quarter and for the first six months of 1996 compared to the same periods in 1995. Excluding the impact of the Reserve Money Manager account NOW rates would have been 2.17% for the quarter and 2.18% for the first six months of 1996, virtually unchanged from the comparable periods in 1995.

               CONSOLIDATED AVERAGE BALANCES, INTEREST AND RATES


TAXABLE-EQUIVALENT BASIS(1)                                 SECOND QUARTER 1996       FIRST QUARTER 1996
- ---------------------------                                -----------------------  -----------------------
                                                           AVERAGE                  AVERAGE
(AVERAGE BALANCES $ IN MILLIONS, INTEREST $ IN THOUSANDS)  BALANCE   INTEREST RATE  BALANCE   INTEREST RATE
- ---------------------------------------------------------  --------  -------- ----  --------  -------- ----
ASSETS
Interest-earning assets:
  Loans(2).....................                            $4,878.5  $111,287 9.17% $4,645.8  $105,240 9.11%
  Securities available for
   sale........................                             1,935.6    31,706 6.56   2,083.6    34,003 6.53
  Securities held to maturity..                                  --        --   --        --        --   --
                                                           --------  -------- ----  --------  -------- ----
    Total securities...........                             1,935.6    31,706 6.56   2,083.6    34,003 6.53
                                                           --------  -------- ----  --------  -------- ----
  Short-term investments.......                               164.8     2,170 5.30     193.0     2,569 5.35
                                                           --------  -------- ----  --------  -------- ----
    Total interest-earning
     assets....................                             6,978.9  $145,163 8.36%  6,922.4  $141,812 8.23%
                                                           --------  -------- ----  --------  -------- ----
Reserve for possible loan
 losses........................                              (145.3)                  (147.0)
Noninterest-earning assets:
  Cash and due from banks......                               300.5                    305.3
  Other assets.................                               320.3                    311.0
                                                           --------                 --------
    Total noninterest-earning
     assets....................                               620.8                    616.3
                                                           --------                 --------
      Total assets.............                            $7,454.4                 $7,391.7
                                                           ========                 ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Interest-bearing liabilities:
  Interest-bearing deposits:
    NOW accounts...............                            $  231.4  $  1,670 2.90% $  219.4  $  1,667 3.06%
    Money market deposit
     accounts..................                             1,395.8     8,026 2.31   1,466.4     8,747 2.40
    Savings accounts...........                               346.3     1,792 2.08     352.3     1,830 2.09
    Other consumer time
     deposits..................                             2,107.9    29,164 5.56   2,041.9    28,840 5.68
    Public fund certificates of
     deposits of $100,000 or
     more......................                               832.2    10,934 5.28     776.0    10,515 5.45
    Certificates of deposits of
     $100,000 or more..........                               219.8     2,793 5.11     184.8     2,319 5.05
    Foreign time deposits......                                43.6       577 5.32      38.5       544 5.68
                                                           --------  -------- ----  --------  -------- ----
      Total interest-bearing
       deposits................                             5,177.0    54,956 4.27   5,079.3    54,462 4.31
                                                           --------  -------- ----  --------  -------- ----
  Short-term borrowings:
    Federal funds purchased....                                37.5       480 5.14      43.3       554 5.15
    Repurchase agreements......                               261.2     3,038 4.68     238.0     2,760 4.66
  Debt.........................                                 6.9       105 6.11       7.3       111 6.13
                                                           --------  -------- ----  --------  -------- ----
    Total interest-bearing
     liabilities...............                             5,482.6  $ 58,579 4.30%  5,367.9  $ 57,887 4.34%
                                                           --------  -------- ----  --------  -------- ----
Noninterest-bearing
 liabilities:
  Demand deposits..............                             1,107.3                  1,164.3
  Other liabilities............                               127.4                    119.3
                                                           --------                 --------
    Total noninterest-bearing
     liabilities...............                             1,234.7                  1,283.6
                                                           --------                 --------
Total shareholders' equity.....                               737.1                    740.2
                                                           --------                 --------
      Total liabilities and
       shareholders' equity....                            $7,454.4                 $7,391.7
                                                           ========                 ========
SPREAD AND NET YIELD
Interest rate spread...........                                               4.06%                    3.89%
Cost of funds supporting
 interest-earning assets.......                                               3.38%                    3.36%
Net interest income/margin.....                                      $ 86,584 4.98%           $ 83,925 4.87%
                                                                     ========                 ========

- -------
(1) Based on the statutory income tax rate of 35%.
(2) Yield computations include nonaccrual loans in loans outstanding.

                                  SIX MONTHS ENDED          SIX MONTHS ENDED
       SECOND QUARTER 1995          JUNE 30, 1996            JUNE 30, 1995
      -----------------------  ------------------------  -----------------------
      AVERAGE                   AVERAGE                  AVERAGE
      BALANCE   INTEREST RATE   BALANCE   INTEREST RATE  BALANCE   INTEREST RATE
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
      $3,995.0  $ 92,402 9.28% $ 4,762.1  $216,527 9.14% $3,898.0  $179,322 9.27%
         594.9     9,645 6.49    2,009.6    65,709 6.55     601.3    19,361 6.44
       1,977.5    31,717 6.42         --        --   --   1,962.3    61,606 6.29
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
       2,572.4    41,362 6.43    2,009.6    65,709 6.55   2,563.6    80,967 6.33
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
          51.2       729 5.71      178.9     4,739 5.31     120.8     3,446 5.75
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
       6,618.6  $134,493 8.14%   6,950.6  $286,975 8.29%  6,582.4  $263,735 8.06%
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
        (153.9)                   (146.1)                  (153.6)
         306.6                     302.9                    308.7
         311.7                     315.7                    314.5
      --------                 ---------                 --------
         618.3                     618.6                    623.2
      --------                 ---------                 --------
      $7,083.0                 $ 7,423.1                 $7,052.0
      ========                 =========                 ========
      $  683.3  $  3,711 2.18% $   225.4  $  3,337 2.98% $  695.9  $  7,518 2.18%
         982.3     6,646 2.71    1,431.1    16,773 2.36   1,021.6    14,090 2.78
         348.1     1,937 2.23      349.3     3,622 2.09     352.5     3,932 2.25
       2,011.5    28,449 5.67    2,074.9    58,004 5.62   1,987.0    54,182 5.50
         705.9    10,779 6.12      804.1    21,449 5.36     688.3    20,495 6.01
         193.7     2,226 4.61      202.3     5,112 5.08     199.4     4,659 4.71
          31.5       477 6.06       41.1     1,121 5.49      33.5       962 5.79
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
       4,956.3    54,225 4.39    5,128.2   109,418 4.29   4,978.2   105,838 4.29
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
          70.9     1,074 6.08       40.4     1,034 5.15      52.0     1,523 5.91
         200.2     2,660 5.33      249.6     5,798 4.67     168.8     4,303 5.14
          10.6       159 5.99        7.1       216 6.13      10.8       328 6.10
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
       5,238.0  $ 58,118 4.45%   5,425.3  $116,466 4.32%  5,209.8  $111,992 4.33%
      --------  -------- ----  ---------  -------- ----  --------  -------- ----
       1,088.2                   1,135.8                  1,086.7
         113.8                     123.4                    122.6
      --------                 ---------                 --------
       1,202.0                   1,259.2                  1,209.3
      --------                 ---------                 --------
         643.0                     738.6                    632.9
      --------                 ---------                 --------
      $7,083.0                 $ 7,423.1                 $7,052.0
      ========                 =========                 ========
                         3.69%                     3.97%                    3.73%
                         3.52%                     3.37%                    3.43%
                $ 76,375 4.62%            $170,509 4.92%           $151,743 4.63%

                         TABLE 9 -- NONINTEREST INCOME

                              THREE MONTHS ENDED           SIX MONTHS ENDED
                          --------------------------- ---------------------------
                                           PERCENTAGE                  PERCENTAGE
                          JUNE 30 JUNE 30   INCREASE  JUNE 30 JUNE 30   INCREASE
    ($ IN THOUSANDS)       1996    1995    (DECREASE)  1996    1995    (DECREASE)
    ----------------      ------- -------  ---------- ------- -------  ----------
Service charges on
 deposits...............  $13,015 $10,855       20 %  $25,184 $21,865       15 %
Trust fees..............    3,013   2,882        5      6,047   5,703        6
Other service,
 collection and exchange
 charges:
 Retail investment
  service income........    2,656   1,605       65      4,490   3,156       42
 Mortgage loan servicing
  income................    1,767   1,958      (10)     3,566   3,801       (6)
 ATM fees...............    1,677   1,332       26      3,221   2,354       37
 Other..................    2,359   2,047       15      4,650   3,457       35
                          ------- -------     ----    ------- -------     ----
  Total other service,
   collection and
   exchange charges.....    8,459   6,942       22     15,927  12,768       25
Other income:
 Gain on divestiture of
  banking offices.......       --      --       --         --   2,361     (100)
 Gain on sale of
  business lines........      517   3,064      (83)       517   3,064      (83)
 Other income...........    1,727   1,634        6      4,856   3,718       31
                          ------- -------     ----    ------- -------     ----
  Total other income....    2,244   4,698      (52)     5,373   9,143      (41)
                          ------- -------     ----    ------- -------     ----
 Securities gains
  (losses), net.........       --     (47)    (100)        --     (44)    (100)
                          ------- -------     ----    ------- -------     ----
  Total Noninterest
   Income...............  $26,731 $25,330        6 %  $52,531 $49,435        6 %
                          ======= =======     ====    ======= =======     ====

 Noninterest Income

  Noninterest income for the second quarter of 1996 was up $1.4 million (6%) to $26.7 million compared to the same period of 1995 and up $3.1 million for the first six months of 1996 compared to the first six months of 1995. Nonrecurring items are included in both 1996 and 1995. These include a $2.4 million gain in the first quarter of 1995 related to the divestiture of three banking offices in Northwest Louisiana in connection with Hibernia's merger with Pioneer Bancshares Corporation; a $.6 million fee earned in the first quarter of 1995 to amend the terms of a large commercial credit; gains in the second quarter of 1995 to record the sale of the Company's student loan portfolio and municipal bond administration business totaling $1.5 million and $1.6 million, respectively; a $1.4 million gain on the settlement of an acquired loan in the first quarter of 1996; and $.5 million in the second quarter of 1996 to record an additional gain related to the sale of the municipal bond administration business.

  Excluding these nonrecurring items, noninterest income increased $4.0 million (18%) in the second quarter of 1996 over the second quarter of 1995, and was up $7.3 million (17%) over the first six months of 1995. The major categories of noninterest income for the three months and six months ended June 30, 1996, and the comparable periods in 1995 are presented in Table 9.

  Service charges on deposits increased $2.2 million (20%) for the second quarter of 1996 and $3.3 million (15%) for the first six months of 1996 over the comparable periods in 1995 primarily due to increases in the price for certain deposit activities, the number of accounts and commercial account analysis fees.

  Other service, collection and exchange fees were up $1.5 million (22%) and $3.2 million (25%) in the second quarter and the first six months of 1996, respectively, compared to the same periods in 1995. The major factors in these increases were significant growth in fees generated by the Bank's upgraded and expanded ATM network, fees resulting from the successful introduction of Hibernia's debit card in 1996 and growth in fees from retail investment services.

  Excluding the nonrecurring items previously mentioned, other income was up $.1 million (6%) and $.3 million (11%) for the second quarter and the first six months of 1996 compared to the same periods in 1995.

                        TABLE 10 -- NONINTEREST EXPENSE

                              THREE MONTHS ENDED               SIX MONTHS ENDED
                          ------------------------------ --------------------------------
                                              PERCENTAGE                       PERCENTAGE
                          JUNE 30   JUNE 30    INCREASE  JUNE 30    JUNE 30     INCREASE
    ($ IN THOUSANDS)       1996      1995     (DECREASE)   1996       1995     (DECREASE)
    ----------------      -------   -------   ---------- --------   --------   ----------
Salaries................  $30,456   $26,631        14 %  $ 59,544   $ 53,874        11 %
Benefits................    5,966     4,877        22      12,628     10,058        26
                          -------   -------      ----    --------   --------      ----
  Total staff costs.....   36,422    31,508        16      72,172     63,932        13
                          -------   -------      ----    --------   --------      ----
Occupancy, net..........    6,685     6,524         2      12,830     12,825        --
Equipment...............    5,603     4,836        16      10,868      9,520        14
                          -------   -------      ----    --------   --------      ----
  Total occupancy and
   equipment............   12,288    11,360         8      23,698     22,345         6
                          -------   -------      ----    --------   --------      ----
Data processing.........    4,958     4,626         7      10,208     10,315        (1)
Foreclosed property
 expense, net...........   (1,031)     (516)     (100)     (1,822)      (558)     (227)
Regulatory expense......      274     3,439       (92)        546      7,200       (92)
Postage.................    1,315     1,155        14       2,781      2,409        15
Stationery and supplies.    1,451     1,656       (12)      2,994      3,314       (10)
Telecommunications......    2,039     1,810        13       4,225      3,416        24
Professional fees.......    1,156     1,439       (20)      2,544      3,695       (31)
State taxes on equity...    1,500     1,089        38       3,000      2,178        38
Advertising and
 promotional expenses...    2,657     2,240        19       4,962      3,766        32
Amortization of
 intangibles............      963       896         7       1,923      1,853         4
Other...................    7,360     6,621        11      14,080     13,016         8
                          -------   -------      ----    --------   --------      ----
  Total Noninterest
   Expense..............  $71,352   $67,323         6 %  $141,311   $136,881         3 %
                          =======   =======      ====    ========   ========      ====
Efficiency Ratio(1).....    62.97 %   66.16 %               63.36 %    68.02 %
                          =======   =======              ========   ========

- --------
(1) Noninterest expense as a percentage of taxable-equivalent net interest income plus noninterest income (excluding securities transactions).

 Noninterest Expense

  For the second quarter of 1996, noninterest expense totaled $71.4 million, a $4.0 million (6%) increase from the second quarter of 1995. For the first six months of 1996 noninterest expense totaled $141.3 million, a $4.4 million (3%) increase over the first six months of 1995. Included in noninterest expense is $1.5 million for the second quarter of 1996 and $3.6 million for the first six months of 1996 related to Hibernia's strategic improvement process -- Vision 2000. Through customer-focused business process redesign and technology enhancements, this corporate-wide effort will provide opportunities to increase revenue and reduce costs. In addition, Vision 2000 will create a culture which will facilitate continuous improvement. Noninterest expense for the three months and six months ended June 30, 1996 and 1995 is presented by major category in Table 10.

  Staff costs, the largest component of noninterest expense, increased $4.9 million (16%) in the second quarter of 1996 and $8.2 million (13%) in the first six months of 1996 compared to the same periods a year ago. Costs related to the Hibernia employee stock ownership plan (ESOP) which was instituted in the second quarter of 1995, an increase in Hibernia's contributions to the 401(k) plan, higher accruals for incentives and bonuses, and increases in various medical and insurance benefits were the major factors contributing to these increases.

  Occupancy and equipment expenses increased $.9 million (8%) in the second quarter of 1996 and $1.4 million (6%) in the first six months of 1996 compared to the same periods in 1995. These increases were primarily due to higher depreciation expenses related to the purchase of computer equipment to facilitate system conversions for merged banks and to upgrade the Bank's teller systems, ATMs and wide area network.

  Data processing expenses increased $.3 million (7%) for the second quarter of 1996 compared to the second quarter of 1995. For the first six months of 1996, data processing expenses decreased $.1 million (1%). The 1996 periods include $.9 million and $2.2 million for the three months and six months, respectively, in Vision 2000 expenses. The first six months of 1995 included approximately $1.0 million in duplicate expenses to outside vendors as Hibernia completed its conversion to a new data processor in the second quarter of 1995. Excluding the Vision 2000 expenses and the duplicate expenses in 1995 data processing expenses decreased $.6 million for the second quarter and $1.3 million for the first six months of 1996 compared to the same periods in 1995. In addition to the savings from the new data processor, increased efficiencies derived from combining the separate operations of merger partners also contributed to the decreases.

  Income from foreclosed property, net of expenses, totaled $1.0 million in the second quarter of 1996, and $1.8 million in the first six months of 1996, compared to $.5 million and $.6 million, respectively, for the same periods a year ago as the 1996 periods included significant gains on the sale of several properties.

  Regulatory expenses decreased $3.2 million (92%) in the second quarter of 1996 and $6.7 million (92%) for the first six months of 1996 compared to the same periods in 1995 due to the virtual elimination of FDIC premiums for well-capitalized, highly-rated banks.

  Telecommunications expenses increased $.2 million (13%), for the second quarter of 1996 and $.8 million (24%) for the first six months of 1996 compared to the same periods in 1995 primarily due to a change in the manner in which these expenses are incurred. During 1995, Hibernia built and outsourced the operation of its own wide area network to replace the network of its prior data processing provider. Expenses that were previously included in data processing are currently classified as telecommunications. In addition, data line expenses related to the Bank's enhanced ATM network and merger activity also increased telecommunications expenses.

  Professional fees decreased $.3 million (20%) for the second quarter of 1996, and $1.2 million (31%) for the first six months of 1996 compared to the same periods in 1995 as the decreases in legal and professional fees related to mergers and litigation more than offset Vision 2000 consultant fees.

  State taxes on equity increased $.4 million and $.8 million, for the second quarter and the first six months of 1996, respectively compared to 1995 due to the growth in equity.

  Advertising and promotional expenses increased $.4 million (19%) in the second quarter of 1996 and $1.2 million (32%) in the first six months of 1996 compared to the same periods in 1995 because of a general increase in advertising and product development activity.

  The Company's efficiency ratio, defined as noninterest expense as a percentage of taxable-equivalent net interest income plus noninterest income (excluding securities transactions), was 62.97% for the second quarter of 1996 compared to 66.16% for the same period in 1995. This ratio for the first six months of 1996 improved from 68.02% for the first six months of 1995 to 63.36% for the first six months of 1996. The improvement in efficiency reflects increases in net interest income and noninterest income combined with proportionately lower increases in overhead.

INCOME TAXES

  The Company recorded $14.1 million in income taxes in the second quarter of 1996 and $27.8 million in the first six months of 1996. For the comparable periods in 1995, federal income tax expense totaled $2.3 million and $4.8 million, respectively. During 1995, the Company recorded federal income taxes at a lower-than-normal effective tax rate due to previously unrecognized deferred tax benefits.

  The Bank is subject to a Louisiana shareholder tax based partly on income. The income portion of this tax is recorded as state income tax. In addition, certain subsidiaries of the Company and the Bank are subject to Louisiana state income tax.

                              TABLE 11 -- CAPITAL

                         JUNE 30   MARCH 31  DECEMBER 31 SEPTEMBER 30 JUNE 30
($ IN MILLIONS)            1996      1996       1995         1995       1995
- ---------------          --------  --------  ----------- ------------ --------
Risk-based capital:
  Tier 1................ $  733.4  $  714.3   $  697.1     $  667.6   $  639.6
  Total.................    800.4     778.0      758.3        725.2      695.0
Assets:
  Quarterly average
   assets*..............  7,439.2   7,357.0    7,141.4      7,146.5    7,067.3
  Net risk-adjusted
   assets...............  5,285.3   5,014.3    4,810.5      4,512.9    4,328.9
Ratios:
  Leverage..............     9.86%     9.71%      9.76%        9.34%      9.05%
  Tier 1 risk-based
   capital..............    13.88     14.25      14.49        14.79      14.78
  Total risk-based
   capital..............    15.14     15.52      15.76        16.07      16.05

- --------
* Excluding SFAS No. 115 adjustment and disallowed intangibles.

CAPITAL

  Shareholders' equity totaled $744.4 million at June 30, 1996, compared to $659.7 million at June 30, 1995. The increase is primarily the result of net income over the most recent 12 months totaling $120.3 million, and a $1.7 million decrease in unearned compensation related to the ESOP instituted on April 1, 1995. These increases were partially offset by $32.0 million in dividends and by a $5.9 million net decrease due to changes in unrealized gains and losses on securities available for sale. Risk-based capital and leverage ratios exceed the ratios required for designation as a "well-capitalized" institution under regulatory guidelines. Table 11 presents these ratios along with selected components of the capital ratio calculations for the most recent five quarters.

  The Company's strong capital position allowed Hibernia to take advantage of two attractive purchase transactions. The anticipated mergers with CM Bank Holding Company and St. Bernard Bank and Trust, expected to close later this year, will enable Hibernia to leverage its capital by adding assets without increasing equity. Although Hibernia's capital ratios will decline as a result of these mergers, they would still exceed the minimum ratios required for an institution to be designated by banking regulators as "well capitalized."

  In July 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission which allows the Company to issue up to $250 million of securities, including preferred stock and subordinated debt, either of which could be convertible to common stock.

LIQUIDITY

  The loan-to-deposit ratio, one measure of liquidity, was 79.3% at June 30, 1996, 75.2% at March 31, 1996, and 66.4% at June 30, 1995. This increase indicates that loans are growing faster than deposits, necessitating greater reliance on other sources of funds. Although short-term borrowings have increased in the past year, a significant portion of the purchased funds is part of a total customer relationship, and thus is not subject to the same volatility as other sources of noncore funds. A measure of reliance on short-term borrowings and other large liabilities (such as large-denomination and public fund CD's and foreign deposits) is the large liability dependence ratio. Based on average balances, 18.04% of Hibernia's loans and investment securities were funded by net large liabilities (total large liabilities less short-term investments) in the second quarter of 1996 compared to 17.52% for the same period in 1995. For the first six months of each year, these ratios were 17.11% and 15.80% for 1996 and 1995, respectively.

  Liquidity needs can be met by the conversion of assets and by raising additional funds. Reductions in short-term investments, sales of securities available for sale and securitization of portions of the loan portfolio are some of the ways to meet liquidity needs through the conversion of assets. Hibernia attempts to meet the need for additional funding primarily through the generation of deposits through its extensive retail office network. In addition, the Company's strong financial condition and profitability provide ample access to large-denomination liabilities as a source of liquidity. These include certificates of deposit greater than $100,000 and public fund deposits, as well as funds which can be purchased through the Bank's membership in the Federal Home Loan Bank of Dallas and from correspondent banks. The Company can also raise additional funds through the sale of securities registered on the shelf registration discussed above.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Management's Discussion presents a review of the major factors and trends affecting the performance of Hibernia and its subsidiaries, principally Hibernia Bank, and should be read in conjunction with Hibernia's consolidated financial statements, notes and tables contained in Hibernia's 1995 Annual Report on Form 10-K. Management's discussion and analysis, presented below, has been reproduced from the Company's 1995 Annual Report on Form 10-K. Accordingly, the discussion has not been restated to reflect two immaterial acquisitions accounted for as poolings and consummated during the first quarter of 1996.

  In addition, the Company completed four mergers in 1995 and six mergers in 1994, all of which were accounted for as poolings of interests. Accordingly, in the following discussion all information for years ending on or before December 31, 1995 has been restated to reflect the effect of those mergers. The institutions with which the Company merged are referred to as the "pooled companies."

1995 HIGHLIGHTS:

  Highlights of Hibernia's performance for 1995 include the following:

  . Net income of $123.9 million ($1.05 per share), up 30% from $95.0 million ($.80 per share) in 1994.

  . Continued increases in the Company's profitability, loans and capital strength; further improvement in asset quality; and additional enhancements to the Company's franchise.

  . Loan growth of 23% to $4.5 billion at December 31, 1995, with commercial loans up 17% and consumer loans up 30% from a year earlier.

  . A decline in nonperforming assets of 31% to $25.2 million from $36.5 million at December 31, 1994. Reserve coverage of nonperforming loans stood at 861% compared to 559% at the end of 1994. The nonperforming asset ratio declined to 0.56% at year-end 1995 compared to 1.00% at year-end 1994.

  . An increase in net interest income of $16.5 million primarily due to a $649.8 million increase in average loans. The shift in the mix of earning assets to higher-yielding loans resulted in a nine basis point increase in the net interest margin to 4.70% in 1995.

  . Increases in returns on assets (ROA) and equity (ROE) to 1.78% and 19.22%, respectively, from 1.42% and 16.59% for 1994.

  . Continued improvements in operating efficiency marked by an improvement in the efficiency ratio to 65.56%, compared to 76.09% in 1994 and 78.31% in 1993.

  . An increase in total cash dividends per share for 1995 to $.25, 32% higher than the 1994 cash dividend of $.19 per share.

  . Completion of mergers with four institutions with combined assets of $447 million and 19 offices. Since the beginning of 1994, Hibernia has completed mergers with 10 institutions with combined assets of $1.8 billion and 64 offices. Two additional mergers with combined total assets of $160 million and 5 offices were completed in January 1996.

FINANCIAL CONDITION

 Earning Assets

  Interest income from earning assets (including loans, securities and short-term investments) is the Company's main source of income. Average earning assets totaled $6.5 billion in 1995, compared to $6.3 billion in 1994 and $6.0 billion in 1993. Average earning assets increased $232.5 million in 1995 due to loan growth, partially offset by decreases in total securities and short-term investments. Average earning assets increased from 1993 to 1994 due to growth in loans and securities held to maturity, partially offset by decreases in short-term investments and securities available for sale.

  Loan demand, which has been strong since the second half of 1993, continued to improve throughout 1995. The Company used the proceeds from maturities of other lower-yielding earning assets and the growth in deposits to fund the increase in loans. As a result of this shift of earning assets, average loans as a percentage of average earning assets increased to 62.0% in 1995, compared to 53.9% in 1994, and 51.2% in 1993. Average securities decreased to 36.2% of average earning assets in 1995 from 43.2% in 1994 and 43.0% in 1993.

  Total earning assets as of December 31, 1995 were $6.7 billion, up $405.1 million from a year earlier. Total loans increased $841.7 million (23.2%) to $4.5 billion, while total securities and short-term investments declined by $436.7 million.

 Loans

  The Company primarily deploys its funding sources into loans while considering liquidity and credit quality. Loans allow Hibernia to meet customer credit needs, while at the same time achieving yields that are generally higher than those available on alternative earning assets. Lending relationships are one part of Hibernia's goal of providing for all the financial needs of its customers.

  Hibernia engages in commercial and consumer lending. The specific underwriting criteria for each major loan category is outlined in a formal loan policy and is approved by the Board of Directors. In general, each loan is evaluated based on cash flow, collateral, market conditions, prevailing economic trends, character and leverage capacity of the borrower, and capital and investment in a particular property, if applicable. The loan policy, including the underwriting criteria for major loan categories, is adjusted on a regular basis. The loan policy and underwriting criteria are adjusted due to changes in the experience of the existing portfolio, financial and market conditions, and regulations, among other things.

  Average loans increased $649.8 million in 1995 and $279.2 million in 1994. Both commercial and consumer lending experienced significant growth in an improving Louisiana economy.

  Table 1 details Hibernia's commercial loans classified by repayment source and consumer loans classified by type. Consumer loans grew $502.9 million (30.1%), and commercial loans increased $338.8 million (17.3%) in 1995. The portfolio mix was 48.6% consumer and 51.4% commercial at year-end 1995, compared to 46.1% and 53.9%, respectively, at year-end 1994. Hibernia's strategy is to increase consumer lending while maintaining preeminence in Louisiana commercial lending.

  Commercial Loans. Growth in the commercial loan portfolio was distributed among commercial and industrial, up $261.2 million (40.0%); services, up $73.5 million (25.5%); and transportation, communications and utilities, up $77.7 million (67.7%). This growth was primarily due to increases in loans to small businesses. Hibernia has assembled an experienced team of business bankers armed with a broad array of lending products and streamlined credit approval processes designed to help small- and medium-sized business customers reach their financial goals.

  Consumer Loans. The increase in consumer loans to $2.2 billion at December 31, 1995, from $1.7 billion at December 31, 1994, resulted primarily from increased marketing efforts, new products, improved application processing and extended service hours, designed to maximize the effectiveness of the Company's extensive statewide office network.

  Indirect automobile lending (primarily through dealerships) and loans secured by mortgages on residential property are the two largest components of the consumer portfolio.

                   TABLE 1 -- COMPOSITION OF LOAN PORTFOLIO

                                                         DECEMBER 31
                                              ---------------------------------
                                                    1995             1994
                                              ---------------- ----------------
                                               LOANS   PERCENT  LOANS   PERCENT
                                              -------- ------- -------- -------
                                                       ($ IN MILLIONS)
Commercial:
  Commercial and industrial.................. $  913.4   20.4% $  652.2   18.0
  Commercial real estate.....................    440.1    9.9     494.5   13.6
  Services...................................    362.1    8.1     288.6    7.9
  Health care................................    191.6    4.3     214.7    5.9
  Transportation, communications and utili-
   ties......................................    192.5    4.3     114.8    3.2
  Individual.................................    102.2    2.3      97.4    2.7
  Energy.....................................     93.3    2.1      94.2    2.6
                                              --------  -----  --------  -----
      Total commercial.......................  2,295.2   51.4   1,956.4   53.9
                                              --------  -----  --------  -----
Consumer
  Residential mortgages:
    First mortgages..........................    980.7   21.9     725.6   20.0
    Junior liens.............................     90.5    2.0      84.7    2.3
  Indirect...................................    660.7   14.8     486.0   13.4
  Revolving credit...........................     91.9    2.1      74.6    2.1
  Student....................................      0.7    0.0      92.7    2.6
  Other......................................    349.7    7.8     207.7    5.7
                                              --------  -----  --------  -----
      Total consumer.........................  2,174.2   48.6   1,671.3   46.1
                                              --------  -----  --------  -----
Total loans.................................. $4,469.4  100.0% $3,627.7  100.0
                                              ========  =====  ========  =====

  Hibernia's experienced indirect lending professionals and diverse products have helped to build the largest market share in indirect lending among banks in Louisiana. Tiered pricing of indirect loans has enabled Hibernia to offer top-rated customers attractive rates, while also allowing the Bank to earn higher returns on loans carrying slightly more risk. The recent introduction of a sub-prime product through a third party will allow Hibernia to arrange financing for those customers who ordinarily would not be able to obtain automobile financing through banks. Because the third party funds these loans, Hibernia does not assume any credit risk but earns income based on the volume of loans referred. Hibernia's market share of new car indirect lending increased in virtually every major market in Louisiana as the result of increases in existing indirect relationships. The indirect lending portfolio ended 1995 at $660.7 million, a 36% increase over year-end 1994.

  Residential mortgage lending increased $260.9 million (32%) in 1995. Hibernia originated more than $350 million in loans for the purchase of homes, keeping more than $160 million in adjustable-rate loans for its own portfolio and securitizing and selling the balance, while generally retaining the associated servicing rights. Hibernia services approximately $1.7 billion in mortgage loans. In addition to the loans originated for the purchase of homes, consumer loans secured by mortgages increased significantly.

  Several successful marketing campaigns held throughout the state to promote Hibernia's consumer loan products resulted in volume increases in other direct consumer loan categories. The largest increase was in unsecured loans, where direct marketing efforts for pre-approved borrowers resulted in significant loan closings. These increases far surpass a decline in student loans of $92.0 million attributable to the sale of the student loan portfolio. Management determined that student lending was not profitable and began liquidating the student loan portfolio in the second quarter of 1995.

Securities

  At the end of 1995, securities totaled $2.1 billion, a decrease of $316.7 million, or 13.1%, from the end of 1994. The decrease is primarily due to maturities of U.S. Treasury securities. Of total securities, 96% are debt securities of the U.S. government or its agencies. The composition of the securities portfolio is shown inTable 2.

  On December 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires the classification of securities into one of three categories: trading, available for sale or held to maturity. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically.

  Prior to December 31, 1993, the Company classified securities as held for sale (available for sale) and investment securities (held to maturity) based on criteria which did not differ significantly from that required by the new standard. Held for sale securities were recorded at the lower of cost or fair value.

  On December 29, 1995, in accordance with the Financial Accounting Standards Board Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (Guide), the Company chose to reclassify all of its securities in the held to maturity portfolio to the available for sale portfolio. At the date of the transfer, the amortized cost of those securities was $1.6 billion and net unrealized gains were $19.9 million. This reclassification will give the Company greater flexibility in managing the portfolio for income, interest-rate risk and liquidity. Although net unrealized gains or losses in the available for sale portfolio are reflected as a separate component of equity, these gains or losses are not included in regulatory capital for purposes of computing capital adequacy ratios. In the current interest rate environment it is anticipated that future purchases of securities will be classified as available for sale.

                     TABLE 2 -- COMPOSITION OF SECURITIES

                                                    AVAILABLE HELD TO
DECEMBER 31                                         FOR SALE  MATURITY  TOTAL
- -----------                                         --------- -------- --------
                                                          ($ IN MILLION)
1995
  U.S. Treasuries.................................. $  337.4  $    --  $  337.4
  U.S. government agencies:
    Mortgage-backed securities.....................  1,453.1       --   1,453.1
    Other..........................................    222.1       --     222.1
  States and political subdivisions................     43.2       --      43.2
  Other............................................     42.5       --      42.5
                                                    --------  -------- --------
      Total........................................ $2,098.3  $    --  $2,098.3
                                                    ========  ======== ========
1994
  U.S. Treasuries.................................. $   15.5  $  538.0 $  553.5
  U.S. government agencies:
    Mortgage-backed securities.....................    379.3   1,095.8  1,475.1
    Other..........................................    139.2     151.2    290.4
  States and political subdivisions................      --       46.4     46.4
  Other............................................     49.6       --      49.6
                                                    --------  -------- --------
      Total........................................ $  583.6  $1,831.4 $2,415.0
                                                    ========  ======== ========
1993
  U.S. Treasuries.................................. $  108.8  $  594.4 $  703.2
  U.S. government agencies:
    Mortgage-backed securities.....................    507.2   1,187.5  1,694.7
    Other..........................................     93.0     165.2    258.2
  States and political subdivisions................      --       41.8     41.8
  Other............................................     17.9       8.0     25.9
                                                    --------  -------- --------
      Total........................................ $  726.9  $1,996.9 $2,723.8
                                                    ========  ======== ========

  The Company held no trading securities at December 31, 1995, and there was no significant trading activity during 1995, 1994 or 1993. Average securities available for sale decreased $185.4 million in 1995, reflecting contractual payments and prepayments of principal, primarily related to residential mortgage refinancing. The effect of the transfer of securities from held to maturity had little impact on the yearly average. Proceeds from the payments and prepayments were invested primarily in loans. Average securities held to maturity decreased $165.7 million from 1994 to 1995, primarily due to maturities of U.S. Treasury securities.

  Maturities and yields of securities at year-end 1995 are detailed in Table
3. Mortgage-backed securities are classified according to contractual maturity without consideration of principal amortization or projected prepayments.

  At December 31, 1995, the available for sale portfolio included $717.5 million of adjustable-rate securities, primarily mortgage-backed securities whose yields are tied to a cost-of-funds index. The rates on these securities may not fully reflect a change in market interest rates for more than a year. The Company purchased these adjustable-rate securities to shorten the average repricing period of its portfolio as part of its continuing strategy to reduce interest rate risk.

                TABLE 3 -- MATURITIES AND YIELDS OF SECURITIES

                                          DUE AFTER      DUE AFTER
                                            1 YEAR           5
                         DUE IN 1 YEAR     THROUGH     YEARS THROUGH     DUE AFTER
                            OR LESS        5 YEARS        10 YEARS        10 YEARS         TOTAL
                         --------------  ------------  --------------  --------------  --------------
                         AMOUNT  YIELD   AMOUNT YIELD  AMOUNT  YIELD    AMOUNT  YIELD   AMOUNT  YIELD
                         ------- ------  ------ -----  ------- ------  -------- -----  -------- -----
                                                     ($ IN MILLIONS)
Available for sale:(1)
 U.S. Treasuries........ $ 102.1  5.03%  $235.3 7.06%  $   --    --    $    --   --    $  337.4 $6.45%
 U.S. government agen-
  cies:
   Mortgage-backed secu-
    rities(2)...........     1.7  6.67     15.2 6.36      94.1  7.39%   1,342.1 6.77%   1,453.1  6.81
   Other................    56.2  4.97     93.0 5.50      18.5  6.03       54.4 6.11      222.1  5.56
 States and political
  subdivisions..........     3.9  5.70      9.0 5.14      15.0  5.39       15.3 5.62       43.2  5.45
 Other..................    36.9  6.24      5.6 5.80       --    --         --   --        42.5  6.18
                         ------- -----   ------ ----   ------- -----   -------- ----   -------- -----
     Total.............. $ 200.8  5.26%  $358.1 6.55%  $ 127.6  6.96%  $1,411.8 6.73%  $2,098.3  6.58%
                         ======= =====   ====== ====   ======= =====   ======== ====   ======== =====

- --------
(1) Yield computations are based on the market value of securities available for sale.
(2) Mortgage-backed securities are classified according to their contractual maturity without consideration of principal amortization or projected prepayments.

  The average repricing period of total securities at December 31, 1995 was
3.0 years, compared to 2.7 years at December 31, 1994. The repricing period increased because almost 10% of the total securities portfolio in 1994 consisted of U.S. Treasury securities which matured in 1995. Carrying securities available for sale at fair value has the effect of recognizing a yield on the securities equal to the current market yield.

 Asset Quality

  Nonperforming assets consist of nonaccrual loans (loans on which interest income is not currently recognized), restructured loans (loans with below-market interest rates or other concessions due to the deteriorated financial condition of the borrower) and foreclosed assets (assets to which title has been assumed in satisfaction of debt and duplicate or excess bank owned premises). Interest payments received on nonperforming loans are applied to reduce principal if there is doubt as to the collectibility of the principal; otherwise, these receipts are recorded as interest income. Certain nonperforming loans are current as to principal and interest payments but are classified as nonperforming because there is a question concerning full collectibility of both principal and interest.

  Nonperforming assets totaled $25.2 million at year-end 1995, an $11.3 million (31%) decrease from the prior year. At December 31, 1995, 33.5% of nonperforming loans were less than 60 days past due. Nonperforming assets totaling $36.5 million at December 31, 1994 were down $76.5 million (68%) from December 31, 1993. The composition of nonperforming assets and certain key asset quality ratios for the past five years are illustrated in Table 4.

                        TABLE 4 -- NONPERFORMING ASSETS

                                                    DECEMBER 31
                                    --------------------------------------------
                                      1995     1994     1993     1992     1991
                                    -------- -------- -------- -------- --------
                                                  ($ IN THOUSANDS)
Nonaccrual loans..................  $ 17,039 $ 21,298 $ 91,910 $183,012 $305,067
Restructured loans................       --     6,024    3,348    4,426    2,130
                                    -------- -------- -------- -------- --------
  Nonperforming loans.............    17,039   27,322   95,258  187,438  307,197
Foreclosed assets.................     8,159    9,147   17,703   45,092   97,219
                                    -------- -------- -------- -------- --------
      Total nonperforming assets..  $ 25,198 $ 36,469 $112,961 $232,530 $404,416
                                    ======== ======== ======== ======== ========
Accruing loans past due 90 days or
 more.............................  $  2,466 $  4,016 $  4,385 $  9,372 $ 13,583
Reserve for possible loan losses..  $146,685 $152,838 $183,127 $208,575 $232,054
Nonperforming assets/loans plus
 foreclosed assets................     0.56%    1.00%    3.51%    7.20%    8.68%
Reserve for possible loan
 losses/loans.....................     3.28%    4.21%    5.72%    6.55%    5.09%
Reserve for possible loan
 losses/nonperforming loans.......    860.9%   559.4%   192.2%   111.3%    75.5%
Net loans charged off/average
 loans............................     0.15%    0.36%    0.73%    2.11%    2.40%

  Table 5 details nonperforming loan activity during 1995 by loan type (commercial real estate, other commercial and consumer). Payments, sales and loans returned to performing status accounted for a $15.7 million reduction in nonperforming loans. Charge-offs of nonperforming loans totaled $12.0 million, while $19.0 million in loans were transferred to nonperforming status in 1995.

               TABLE 5 -- SUMMARY OF NONPERFORMING LOAN ACTIVITY

                                        COMMERCIAL
                                           REAL      OTHER
                                          ESTATE   COMMERCIAL CONSUMER  TOTAL
                                        ---------- ---------- -------- -------
                                                   ($ IN THOUSANDS)
Nonperforming loans at December 31,
 1994..................................  $13,449     $9,413    $4,460  $27,322
Additions..............................    6,502      5,763     6,767   19,032
Charge-offs-gross......................   (2,884)    (5,531)   (3,562) (11,977)
Transfers to foreclosed assets.........     (472)      (294)     (841)  (1,607)
Returned to performing status..........   (5,327)    (2,517)     (922)  (8,766)
Sales..................................   (1,655)       (30)      --    (1,685)
Payments...............................   (1,271)    (1,494)   (2,515)  (5,280)
                                         -------     ------    ------  -------
Nonperforming loans at December 31,
 1995..................................  $ 8,342     $5,310    $3,387  $17,039
                                         =======     ======    ======  =======

  In addition to the nonperforming loans discussed above, there are $23.1 million of commercial loans for which payments are current but, in management's opinion, are subject to future classification as nonperforming.

  Foreclosed assets, which are recorded at fair value less estimated selling cost, totaled $8.2 million at year-end 1995, $9.1 million at year-end 1994 and $17.7 million at year-end 1993. Improvements in commercial real estate and general economic conditions, which allowed for favorable dispositions, and a decrease in the amount of loans being transferred to foreclosed assets were the primary factors in the declines.

  As of January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which, as it relates to in-substance foreclosures, requires that a creditor continue to classify these assets as loans on the balance sheet unless the creditor receives physical possession of the collateral. Accordingly, upon adoption, $7.1 million of in-substance foreclosures were transferred from foreclosed property to nonperforming loans. The Company reclassified in-substance foreclosures and the related loss reserves for all periods presented to conform to the new classification requirements. At December 31, 1995, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was $16.2 million, with the related reserve for possible loan losses of $2.3 million. These loans are included in nonaccrual loans in Table 4.

  One measure of asset quality is the level of nonperforming assets compared to total loans plus foreclosed assets (nonperforming asset ratio). At year-end 1995, the Company's nonperforming asset ratio was 0.56%, compared to 1.00% at year-end 1994 and 3.51% at year-end 1993. Another measure of asset quality is the amount of net charge-offs during the year compared to average loans. As illustrated in Table 6, net charge-offs in 1995 totaled $6.2 million, a $6.0 million decline from $12.2 million in 1994 and a $16.4 million reduction from $22.6 million in 1993. Net charge-offs as a percentage of average loans were
 .15% in 1995, .36% in 1994 and .73% in 1993.

  The level of accruing, delinquent loans (more than 30 days past due) as a percentage of total loans was 1.0% at December 31, 1995, compared to .9% at year-end 1994 and .7% at year-end 1993. The commercial loan delinquency ratio decreased in 1995 from .7% to .5%, while the consumer loan delinquency ratio rose from 1.2% to 1.6%. Management believes that the increase in consumer loan delinquencies was primarily attributable to delayed collection efforts caused by system conversions during 1995 and does not appear to be indicative of a significant increase in risk.

 Reserve and Provision for Possible Loan Losses

  The reserve for possible loan losses is composed of specific reserves (assessed for each loan for which a potential loss has been identified, including impaired loans), general reserves and an unallocated reserve. Management continuously evaluates the reserve to ensure the level is adequate to absorb loan losses inherent in the loan portfolio. Reserves on impaired loans are based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral-dependent loans. Factors contributing to the determination of specific reserves include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. General reserves are established based on historical loss experience. The unallocated portion of the reserve serves to compensate generally for the uncertainty in estimating loan losses, including the possibility of changes in risk ratings of loans and specific reserve allocations.

             TABLE 6 -- RESERVE FOR POSSIBLE LOAN LOSSES ACTIVITY

                                                     YEAR ENDED DECEMBER 31
                                                   ----------------------------
                                                     1995      1994      1993
                                                   --------  --------  --------
                                                        ($ IN THOUSANDS)
Balance at beginning of year...................... $152,838  $183,127  $208,575
  Loans charged off...............................  (23,995)  (30,199)  (42,083)
  Recoveries......................................   17,842    17,979    19,522
                                                   --------  --------  --------
Net loans charged off.............................   (6,153)  (12,220)  (22,561)
                                                   --------  --------  --------
Provision for possible loan losses................      --    (18,069)   (3,246)
Addition due to acquisition of a bank.............      --        --        359
                                                   --------  --------  --------
Balance at end of year............................ $146,685  $152,838  $183,127
                                                   ========  ========  ========

  The provision for possible loan losses (a component of earnings) is the means by which the reserve for possible loan losses is adjusted to establish a reserve level considered adequate by management to absorb future potential loan losses.

  The Board of Directors reviews the adequacy of the reserve each quarter. Due to the continuing improvements in asset quality discussed earlier and low levels of net loan charge-offs as detailed in Table 6, no provision was recorded in 1995. In 1994 and 1993 negative provisions amounted to $18.1 million and $3.2 million, respectively.

           TABLE 7 -- ALLOCATION OF RESERVE FOR POSSIBLE LOAN LOSSES

                                                             DECEMBER 31, 1995
                                                             ------------------
                                                             RESERVE FOR
                                                               POSSIBLE    % OF
                                                             LOANS LOSSES TOTAL
                                                             ------------ -----
                                                              ($ IN MILLIONS)
      Commercial real estate...............................     $ 14.0      9.5%
      Other commercial loans...............................       49.8     33.9
      Consumer loans.......................................       37.2     25.4
      Unallocated reserve..................................       45.7     31.2
                                                                ------    -----
      Total................................................     $146.7    100.0%
                                                                ======    =====

  The year-end 1995 reserve of $146.7 million provided 860.9% coverage of nonperforming loans, compared to $152.8 million with 559.4% coverage at year-end 1994 and $183.1 million with 192.2% coverage at year-end 1993. As a percentage of total loans, the reserve for loan losses amounted to 3.28% at December 31, 1995, compared to 4.21% and 5.72% at year-end 1994 and 1993, respectively. Although the reserve for loan losses has declined over the past three years, in total and as a percentage of loans, the present level is considered adequate to absorb future potential loan losses. Because factors such as loan growth, the future collectibility of loans and the amounts and timing of future cash flows expected to be received on impaired loans are uncertain, the level of future provisions (positive or negative), if any, generally cannot be predicted. However, if current trends continue, it is unlikely that provision expense will be required in the near term.

  An allocation of the December 31, 1995 reserve is presented in Table 7.

FUNDING SOURCES

 Deposits and Borrowings

  Deposits. Deposits are the Company's primary source of funding for its earning assets. Hibernia offers a variety of deposit products designed to attract and retain customers, with the primary focus on core deposits.

                       TABLE 8 -- AVERAGE DEPOSIT RATES

                                                               1995  1994  1993
                                                               ----  ----  ----
NOW/Money market/Savings accounts............................. 2.41% 2.19% 2.18%
Other consumer time deposits.................................. 5.62% 4.36% 4.04%
Public fund certificates of deposit of $100,000 or more....... 5.91% 4.20% 3.29%
Certificates of deposit of $100,000 or more................... 5.05% 3.79% 3.34%
Foreign time deposits......................................... 5.75% 4.65% 2.98%
                                                               ----  ----  ----
  Total interest-bearing deposits............................. 4.32% 3.33% 3.07%
                                                               ====  ====  ====

                        TABLE 9 -- DEPOSIT COMPOSITION

                                1995              1994              1993
                          ----------------- ----------------- -----------------
                          AVERAGE    % OF   AVERAGE    % OF   AVERAGE    % OF
                          BALANCES DEPOSITS BALANCES DEPOSITS BALANCES DEPOSITS
                          -------- -------- -------- -------- -------- --------
                                             ($ IN MILLIONS)
Demand, noninterest-
 bearing................. $1,078.2   18.2%  $1,049.6   18.2%  $  969.4   17.3%
NOW/Money market/Savings
 accounts................  1,986.7   33.5    2,150.8   37.2    2,087.1   37.3
Other consumer time
 deposits................  1,955.5   33.0    1,742.3   30.2    1,715.5   30.7
                          --------  -----   --------  -----   --------  -----
    Total core deposits..  5,020.4   84.7    4,942.7   85.6    4,772.0   85.3
Public fund certificates
 of deposit of $100,000
 or more.................    692.1   11.7      619.1   10.7      612.4   11.0
Certificates of deposit
 of $100,000 or more.....    175.2    3.0      194.3    3.4      203.1    3.6
Foreign time deposits....     35.1    0.6       17.1    0.3        5.0    0.1
                          --------  -----   --------  -----   --------  -----
    Total deposits....... $5,922.8  100.0%  $5,773.2  100.0%  $5,592.5  100.0%
                          ========  =====   ========  =====   ========  =====

  Average deposits totaled $5.9 billion in 1995, a $149.6 million (2.6%) increase from 1994. Core deposits increased $77.7 million to $5.0 billion or 84.7% of total deposits. Total deposits at year-end 1995 were $6.1 billion, a $184.1 million increase from year-end 1994.

  A $213.2 million increase in average consumer time deposits, partially offset by declines in NOW/Money market/Savings deposits accounted for most of the $77.7 million increase in core deposits. Money market interest rates increased during 1994 and remained above the levels of previous years in 1995. As a result, a downward trend in consumer time deposits experienced throughout the banking industry since the early 1990s was reversed. Consumers have returned funds to insured deposits, primarily certificates of deposit, after having previously invested in other higher-yielding instruments such as mutual fund investments. The primary Hibernia product which attracted this return was the consumer OneWay certificate of deposit, which has grown from an average balance of $433.6 million in 1994 to $738.4 million in 1995. Average NOW/Money market/Savings deposits declined $164.1 million as the rates paid on these accounts were less competitive with other investment products in the higher rate environment in 1995. Average public fund certificates of deposit increased $73.0 million in part due to greater access in new markets to public agency funds through the pooled companies as well as increases in funds from existing relationships.

  Borrowings. Average borrowings (which include federal funds purchased, securities sold under agreements to repurchase and debt) increased $70.9 million to $261.3 million in 1995 compared to 1994. Average short-term borrowings in 1995 increased $85.8 million compared to 1994. The increase was primarily the result of growth in cash management products which allow Hibernia customers to earn interest on idle deposits. Fluctuations in short-term borrowings can also stem from differences in the timing of the expansion of lending opportunities and the growth of other funding sources (deposits and proceeds from maturing securities). The Company's reliance on these funds, although higher than a year ago, is still within parameters determined by management to be prudent in terms of liquidity and rate sensitivity.

  The increases in short-term borrowings were partially offset by a $14.9 million decrease in average debt for 1995 compared to 1994. This reduction reflects the Company's practice of retiring debt acquired through mergers if the terms of the debt are not favorable. The Company's debt at December 31, 1995 is comprised primarily of Federal Home Loan Bank advances totaling $7.4 million.

 Interest Rate Sensitivity

  Interest rate risk is the potential impact of changes in interest rates on net interest income and results from mismatches in repricing opportunities of assets and liabilities over a period of time. Simulation models are utilized to estimate the effects of changing interest rates and various balance sheet strategies on the level of net interest income. Management may alter the mix of floating- and fixed-rate assets and liabilities, change pricing schedules, adjust maturities through sales and purchases of securities available for sale and enter into derivative contracts as a means of limiting interest rate risk to an acceptable level. Table 10 presents Hibernia's interest rate sensitivity position at December 31, 1995.

            TABLE 10 -- INTEREST RATE SENSITIVITY AND GAP ANALYSIS

                                                                               OVER      OVER 5 YEARS
   DECEMBER 31, 1995        1-30       31-60       61-90        91-365        1 YEAR-      AND NON-
    ($ IN THOUSANDS)        DAYS       DAYS        DAYS           DAYS        5 YEARS      SENSITIVE       TOTAL
   -----------------     ----------  ---------  -----------   -----------   -----------  -------------   ----------
Earning assets:
 Loans.................. $1,287,741  $ 403,035  $    53,899   $   613,384   $ 1,976,126  $     135,248   $4,469,433
 Securities available
  for sale..............  2,098,310          -            -             -             -              -    2,098,310
 Other earning assets...     85,195          -            -             -             -              -       85,195
                         ----------  ---------  -----------   -----------   -----------  -------------   ----------
   Total earning assets.  3,471,246    403,035       53,899       613,384     1,976,126        135,248    6,652,938
                         ----------  ---------  -----------   -----------   -----------  -------------   ----------
Funding sources:
 NOW/Money market/
 Savings accounts.......  2,044,219          -            -             -             -              -    2,044,219
 Other interest-bearing
  deposits..............  1,070,547    265,867      267,702       893,806       280,726         94,781    2,873,429
 Short-term borrowings..    272,947          -            -             -             -              -      272,947
 Debt...................      1,264          -            -             -             -          7,403        8,667
 Non-interest bearing
  sources...............          -          -            -             -             -      1,453,676    1,453,676
                         ----------  ---------  -----------   -----------   -----------  -------------   ----------
   Total funding
    sources.............  3,388,977    265,867      267,702       893,806       280,726      1,555,860    6,652,938
                         ----------  ---------  -----------   -----------   -----------  -------------   ----------
Repricing/maturity gap:
 Period................. $   82,269  $ 137,168  $ (213,803)   $ (280,422)   $ 1,695,400  $ (1,420,612)   $       --
 Cumulative............. $   82,269  $ 219,437  $     5,634   $ (274,788)   $ 1,420,612  $          --   $       --
Gap/total earning
 assets:................
 Period.................        1.2%       2.1%        (3.2)%        (4.2)%        25.5%         (21.4)%
 Cumulative.............        1.2%       3.3%         0.1 %        (4.1)%        21.4%

  This profile, usually referred to as a Gap analysis, is based on point in time and may not be meaningful because assets and liabilities must be categorized according to contractual maturities and repricing periods rather than estimating these characteristics, as is done in simulation models. Also, the Gap analysis does not consider subsequent changes in interest rate levels or spreads between asset and liability categories. Although Table 10 indicates that the Company is liability-sensitive (interest-bearing liabilities exceed earnings assets) up to one year, this may not be true in practice. The 1-30 day deposit category includes NOW, money market and savings accounts which have indeterminate maturities. The rates paid on these core deposits, which account for 39.3% of interest-bearing funds, do not necessarily reprice in a direct relationship to changes in interest rates. In addition, one of Hibernia's deposit products is the consumer OneWay CD which gives the customer a one-time opportunity to adjust the rate on a certificate of deposit during its two-year term. As of December 31, 1995, these deposits totaled $756.6 million, of which $232.5 million had been repriced. The remaining $524.1 million are included in the 1-30 day deposit category because they may reprice at any time. However, these deposits adjust to market rates over a much longer period as individual depositors choose when to exercise the option to adjust the rate on their deposits.

  In addition to core deposits, which serve to lessen the volatility of net interest income in changing rate conditions, the Company's loan portfolio contains fixed-rate mortgage loans that have actual maturities and cash flows that vary with the level of interest rates. These earning assets are reported in the "over 5 years and non-sensitive" category, when in fact a portion of these balances may be subject to repricing within one year or less. Depending on market interest rates, actual cash flows from these loans will vary from the contractual maturities due to payoffs and refinancing activity.

  On a limited basis, Hibernia uses derivative financial instruments to manage interest rate exposure. These agreements involve the risk of dealing with counterparties and their ability to meet contractual terms. These counterparties must receive appropriate credit approval before the Company enters into an interest rate contract. Notional principal amounts express the volume of these transactions, although the amounts potentially subject to credit and market risk are much smaller. Deposit-related interest rate swaps may be entered into as hedges against longer-term deposits of the same maturity, exchanging a fixed rate of interest for a floating rate. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense on deposits. The Company had no deposit-related interest rate swaps at December 31, 1995. Deposit-related interest rate swaps totaled $15.0 million at the end of 1994.

  Derivative financial instruments are also held or issued by the Company for trading purposes to provide Hibernia customers the ability to manage their own interest rate sensitivity. In general, matched trading positions are established to minimize risk to the Company. The notional value of derivative financial instruments held for trading totaled $198.3 million at year-end 1995, $223.1 million at year-end 1994 and $87.7 million at year-end 1993. Included in these derivative instruments is an interest rate swap agreement between a customer and an unaffiliated bank guaranteed by the Company, which had a notional value of $68.0 million as of December 31, 1995 and $74.0 million as of December 31, 1994. The Company was exposed to loss only if the interest payments the customer was obligated to pay exceeded those it was entitled to receive from the unaffiliated bank and the customer defaulted. This interest rate swap agreement matured January 2, 1996.

 Net Interest Margin

  The net interest margin is taxable-equivalent net interest income as a percentage of average earning assets. Net interest income is the difference between total interest and fee income generated by earning assets and total interest expense incurred on interest-bearing liabilities and is affected by the:

  -- volume, yield and mix of earning assets;
  -- level of nonperforming loans;
  -- volume, yield and mix of interest-bearing liabilities;
  -- amount of noninterest-bearing liabilities supporting earning assets; and -- interest rate environment.

  The net interest margin is composed of the net interest spread, which measures the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities, and the contribution of noninterest-bearing funds, which measures the effect of noninterest-bearing funds (primarily demand deposits and shareholders' equity) on net interest income. In general, the higher the ratio of noninterest-bearing funds supporting earning assets, the higher the net interest margin. Hibernia's noninterest-bearing funds ratio was 21.32% in 1995, compared to 21.46% in 1994 and 20.58% in 1993. Table 11 details the components of the net interest margin for the past five years.

  The net interest margin of 4.70% in 1995 compares to 4.61% in 1994 and 4.70% in 1993. The change in the mix of earning assets to proportionately more loans
- -- with comparatively higher yields than other earning assets -- contributed to the increase in the net interest margin. In 1995, average loans were 62.0% of average earning assets compared to 53.9% in 1994. In addition, the value of Hibernia's noninterest-bearing funds increased in the current higher-rate environment resulting in an increase in the net interest margin. These favorable effects were partially offset by the narrowing of the net interest spread as funding costs increased by 101 basis points.

  The nine basis point decline in the net interest margin from 1993 to 1994 was due to the reinvestment, at lower rates, of funds received from maturities and prepayments of securities and loans acquired during the higher rate environment of earlier years, and a higher cost of funds. This decline was partially offset by a change in the mix of earning assets as higher-yielding loans increased while lower-yielding short-term investments decreased as a proportion of total earning assets.

             TABLE 11 -- NET INTEREST MARGIN (TAXABLE-EQUIVALENT)

                                              1995   1994   1993   1992   1991
                                              -----  -----  -----  -----  -----
Yield on earning assets.....................   8.15%  7.26%  7.19%  7.95   9.52%
Rate on interest-bearing liabilities........   4.38   3.37   3.13   4.02   6.16
                                              -----  -----  -----  -----  -----
 Net interest spread........................   3.77   3.89   4.06   3.93   3.36
Contribution of noninterest-bearing funds...   0.93   0.72   0.64   0.57   0.64
                                              -----  -----  -----  -----  -----
 Net interest margin........................   4.70%  4.61%  4.70%  4.50%  4.00%
                                              =====  =====  =====  =====  =====
Noninterest-bearing funds supporting earning
 assets.....................................  21.32% 21.46% 20.58% 14.23% 10.55%

RESULTS OF OPERATIONS

  The Company earned $123.9 million, or $1.05 per share, in 1995. In 1994, net income totaled $95.0 million, or $.80 per share. The Company reported net income before the cumulative effect of a change in accounting for income taxes of $66.7 million, or $.57 per share, in 1993.

  Operating results improved in 1995 because of a $16.5 million increase in net interest income resulting from an improved net interest margin and higher earning assets, a $10.6 million increase in noninterest income and a $23.6 million decrease in noninterest expense. In addition, 1994 results were benefited by an $18.1 million negative loan loss provision, whereas no provision was recorded in 1995. Improvements in asset quality and operating efficiency contributed to the improvement in operating income in 1994 compared to 1993.

 Net Interest Income

  Net interest income on a taxable-equivalent basis increased $16.6 million, or 5.7%, to $305.2 million in 1995 from $288.6 million in 1994. Taxable-equivalent net interest income in 1993 was $284.1 million.

  Taxable-equivalent net interest income increased in 1995 over 1994 and in 1994 over 1993 as a result of the growth in earning assets and the change in the mix of earning assets, partially offset by lower spreads between earning assets and interest-bearing liabilities.

  As indicated in Table 12, the change in net volumes raised taxable-equivalent net interest income by $22.1 million in 1995 compared to 1994. A $59.2 million increase in taxable-equivalent interest income due to the growth in loans was partially offset by a decrease in taxable-equivalent interest income related to a reduction in other earning assets (primarily securities). In addition, interest expense increased due to the growth in interest-bearing liabilities. The net change attributable to interest rates lowered taxable-equivalent net interest income by $5.5 million, reflecting a narrowing of the net interest spread as interest rates rose. The $45.4 million increase in interest expense due to higher rates was partially offset by a $39.9 million increase in taxable-equivalent interest income.

  For 1994 compared to 1993, the change in net volumes raised taxable-equivalent net interest income by $21.6 million with the growth in loans adding $24.4 million to taxable-equivalent net interest income. The net change attributable to interest rates lowered taxable-equivalent net interest income by $17.0 million.

       TABLE 12 -- CHANGES IN TAXABLE-EQUIVALENT NET INTEREST INCOME (1)

                           1995 COMPARED TO 1994          1994 COMPARED TO 1993
                         ----------------------------  -----------------------------
                                 INCREASE (DECREASE) DUE TO CHANGE IN:
                         -----------------------------------------------------------
                          VOLUME     RATE     TOTAL     VOLUME     RATE      TOTAL
    ($ IN THOUSANDS)     --------  --------  --------  --------  ---------  --------
Taxable-equivalent
 interest earned on:
 Loans.................. $ 59,179  $ 17,188  $ 76,367  $ 24,374  $     448  $ 24,822
 Securities available
  for sale..............  (11,591)    6,038    (5,553)   (1,169)    (4,013)   (5,182)
 Securities held to
  maturity..............   (9,788)   14,027     4,239     7,003     (3,537)    3,466
 Short-term investments.   (3,203)    2,630      (573)   (6,178)     2,718    (3,460)
                         --------  --------  --------  --------  ---------  --------
  Total.................   34,597    39,883    74,480    24,030     (4,384)   19,646
                         --------  --------  --------  --------  ---------  --------
Interest paid on:
 NOW/Money
  market/Savings
  accounts..............   (3,748)    4,622       874     1,395         98     1,493
 Other consumer time....   10,090    23,824    33,914     1,093      5,504     6,597
 Public fund
  certificates of
  deposit of $100,000 or
  more..................    3,344    11,561    14,905       221      5,606     5,827
 Certificates of deposit
  of $100,000 or more...     (779)    2,268     1,489      (302)       870       568
 Foreign deposits.......      998       226     1,224       524        121       645
 Short-term borrowings..    3,781     3,716     7,497       851        918     1,769
 Debt...................   (1,175)     (826)   (2,001)   (1,309)      (503)   (1,812)
                         --------  --------  --------  --------  ---------  --------
  Total.................   12,511    45,391    57,902     2,473     12,614    15,087
                         --------  --------  --------  --------  ---------  --------
Taxable-equivalent net
 interest income........ $ 22,086  $ (5,508) $ 16,578  $ 21,557  $ (16,998)  $ 4,559
                         ========  ========  ========  ========  =========  ========

- --------
(1) Change due to mix (both rate and volume) has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts to the changes in each.

 Noninterest Income

  Service charges on deposits, trust fees, mortgage loan servicing fees, retail investment service fees and income generated from the operation of automated teller machines (ATMs) were the largest contributors to noninterest income in 1995. Noninterest income totaled $97.5 million in 1995, compared to $86.9 million in 1994 and $85.8 million in 1993.

  Excluding securities transactions, noninterest income was up $8.2 million (9%) in 1995 compared to 1994. More than half of the increase resulted from nonrecurring transactions. The Company recorded gains of $2.4 million related to the divestiture of three banking offices in Northwest Louisiana in connection with the merger with Pioneer Bancshares Corporation and $3.4 million from the sale of the student loan portfolio and municipal bond administration business. The sale of the student loan portfolio and the municipal bond administration business resulted from strategic initiatives designed to focus Hibernia's efforts on businesses in which it enjoys a competitive advantage and which provide acceptable returns on investment.

  Also contributing to the increase in noninterest income were increases in ATM fees, sales of credit-related insurance products, service charges on deposits and gains on the sale of mortgage loans. These increases were partially offset by a decline in trust fees. In addition, 1994 included $1.8 million of nonrecurring income related to the buy-back of residual balances of loans securitized and sold in 1990.

                        TABLE 13 -- NONINTEREST INCOME

                                                             PERCENT INCREASE
                                                                (DECREASE)
                                                            -------------------
                                                              1995      1994
                                   1995     1994     1993   OVER 1994 OVER 1993
                                  -------  -------  ------- --------- ---------
                                               ($ IN THOUSANDS)
Service charges on deposits...... $45,009  $44,515  $41,211     1.1%      8.0%
Trust fees.......................  11,705   12,420   13,314    (5.8)     (6.7)
Other service, collection and
 exchange charges:
 Mortgage loan servicing fees....   7,586    7,137    7,558     6.3      (5.6)
 Retail investment service fees..   6,145    6,069    4,612     1.3      31.6
 ATM fees........................   5,458    3,084      923    77.0     234.1
 Other...........................   8,530    4,777    7,402    78.6     (35.5)
                                  -------  -------  -------   -----     -----
  Total other service, collection
   and exchange charges..........  27,719   21,067   20,495    31.6       2.8
                                  -------  -------  -------   -----     -----
Other income:
 Gain on divestiture of banking
  offices........................   2,361      --       --      --        --
 Gain on sales of business lines.   3,402      --       --      --        --
 Other income....................   7,362   11,389   10,501   (35.4)      8.5
                                  -------  -------  -------   -----     -----
  Total other income.............  13,125   11,389   10,501    15.2       8.5
                                  -------  -------  -------   -----     -----
Securities gains (losses), net...     (13)  (2,451)     285   (99.5)      N/M
                                  -------  -------  -------   -----     -----
  Total noninterest income....... $97,545  $86,940  $85,806    12.2%      1.3%
                                  =======  =======  =======   =====     =====

- --------
N/M=Not meaningful
  ATM fees increased $2.4 million (77%) due to an expanded and upgraded network and surcharges on ATM transactions. Income from credit-related insurance products increased $2.0 million due to improvements in both the product line and marketing efforts. The increase in service charges on deposits of $.5 million (1%) was due to increases in fee-generating deposit balances and an increase, during the fourth quarter of 1995, in the fees charged for certain deposit-related activities.

  Gains on sales of mortgage loans were up $1.6 million in 1995 compared to losses on sales of mortgage loans of $.2 million in 1994. The Company enters into forward contracts to securitize and sell its expected production of mortgage loans at a locked-in rate. In 1994 the rise in mortgage loan rates resulted in a higher than expected percentage of mortgage loan closings. To the extent that mortgage loan production exceeded expectations and given the rising rate environment, sales in the secondary market in 1994 resulted in losses.

  Trust fees declined $.7 million (6%) due primarily to the sale of the municipal bond administration business. However, this decline was partially offset by a $.1 million (1%) increase in retail investment service fees. Although the narrowing of the spread between fixed annuity investments and other alternative investments led to a significant decline in commissions from the sale of fixed annuity products, the Bank continued to meet the financial needs of customers by offering other retail investment products such as variable annuities and mutual funds through its brokerage subsidiary.

  The $3.9 million (5%) increase (excluding securities transactions) in 1994 compared to 1993 was due to increases in retail investment service fees, service charges on deposits and ATM fees, partially offset by declines in income from trust fees and the sale of mortgage loans.

 Noninterest Expense

  Noninterest expense totaled $264.0 million in 1995, compared to $287.6 million in 1994 and $289.4 million in 1993. Noninterest expense decreased $23.6 million (8%) in 1995 compared to a year earlier due to reduced deposit insurance premiums of $6.8 million in 1995 as federal regulators, prompted by strengthened FDIC reserves, virtually eliminated premiums paid by banks on deposits; a charge for the impairment of goodwill of $17.6 million taken in 1994; and a reduction of $4.2 million in expenses related to merger activities. These items were partially offset by a $6.2 million reduction in net revenues in 1995 attributable to foreclosed properties.

                         TABLE 14--NONINTEREST EXPENSE

                                                                 PERCENT
                                                                 INCREASE
                                                                (DECREASE)
                                                               --------------
                                                               1995     1994
                                                               OVER     OVER
        ($ IN THOUSANDS)           1995      1994      1993    1994     1993
        ----------------         --------  --------  --------  -----   ------
Salaries........................ $108,622  $105,752  $ 94,796    2.7%    11.6%
Benefits........................   19,400    19,674    19,505   (1.4)     0.9
                                 --------  --------  --------  -----   ------
 Total staff costs..............  128,022   125,426   114,301    2.1      9.7
                                 --------  --------  --------  -----   ------
Occupancy, net..................   25,379    27,060    25,973   (6.2)     4.2
Equipment.......................   20,541    16,894    14,369   21.6     17.6
                                 --------  --------  --------  -----   ------
 Total occupancy and equipment..   45,920    43,954    40,342    4.5      9.0
                                 --------  --------  --------  -----   ------
Data processing.................   18,824    21,092    18,352  (10.8)    14.9
Foreclosed property expense,
 net............................     (950)   (7,120)    9,163  (86.7)     N/M
Regulatory expense..............    7,852    14,616    16,309  (46.3)   (10.4)
Provision for data processing
 enhancements...................      --        --     11,991    --    (100.0)
Postage.........................    5,078     4,561     4,567   11.3     (0.1)
Stationery and supplies.........    5,861     5,171     5,123   13.3      0.9
Telecommunications..............    6,957     4,230     3,282   64.5     28.9
Professional fees...............    8,239    11,046    10,329  (25.4)     6.9
State taxes on equity...........    4,491     3,104     2,745   44.7     13.1
Advertising and promotional
 expenses.......................    6,857     5,732     6,374   19.6    (10.1)
Amortization of intangibles.....    3,709    23,231     8,446  (84.0)   175.1
Other...........................   23,173    32,600    38,081  (28.9)   (14.4)
                                 --------  --------  --------  -----   ------
 Total noninterest expense...... $264,033  $287,643  $289,405   (8.2)%   (0.6)%
                                 ========  ========  ========  =====   ======
Efficiency ratio (1)............    65.56%    76.09%    78.31%

- --------
(1) Noninterest expense as a percentage of net interest income (T.E.) plus noninterest income (excluding securities transactions).

  Staff costs increased $2.6 million (2%), or $4.7 million (4%) after merger-related expenses are excluded, primarily due to costs related to the Hibernia Employee Stock Ownership Plan (ESOP) which was instituted in the second quarter of 1995, and merit increases. The ESOP is intended, among other things, to more closely align the interests of employees with those of shareholders.

  Occupancy and equipment expense increased $2.0 million (4%), or $4.1 million (10%) excluding merger-related expenses, primarily due to higher depreciation and maintenance expenses related to the Company's investment in new technology designed to improve customer service and enhance employee efficiency.

  Data processing expenses decreased $2.3 million (11%), or $3.0 million (15%) excluding merger-related expenses. The decrease is a result of Hibernia's conversion to a new data processor in January 1995, which was designed to enhance customer service and promote operating efficiencies, while reducing overall data processing costs. Telecommunications expenses increased $2.7 million as Hibernia built and outsourced the operation of its own wide area network instead of using the network of its prior data processing provider. In addition, data line expenses related to the enhanced ATM network increased telecommunications expenses.

  Professional fees decreased $2.8 million (25%), or $1.8 million (22%) excluding merger-related expenses, primarily due to a reduction in legal fees.

  Excluding the charge for the impairment of goodwill recorded in 1994, amortization of intangibles decreased $1.9 million (34%). The lower level of intangibles resulting from the 1994 charge led to the reduction in amortization expense.

  Other noninterest expenses declined due to continuing efforts to improve efficiency and to achieve economies of scale contemplated in merger activity.

  Noninterest expense declined $1.8 million in 1994 compared to 1993. Included in 1993 expense was a provision for data processing enhancements totaling $12.0 million related to the contract with the Company's new data processing service provider. This provision represented an estimate of costs relating to conversion, write-downs of application software that was replaced and penalties for termination of the previous contract. The Company also recorded a provision for the recognition of the economic impairment of certain facilities which amounted to $2.7 million, as well as a $10.4 million addition to litigation reserves relating to a shareholder class-action suit and other suits.

  Excluding the charge for the impairment of goodwill and merger-related expenses in 1994 and the 1993 expenses mentioned above, total noninterest expenses declined $5.4 million (2%) to $258.9 million in 1994.

  Foreclosed property expenses decreased $16.3 million, while staff costs increased $11.1 million (10%), or $7.6 million (7%) excluding merger-related costs, primarily due to performance based management incentive programs and merit increases.

  Occupancy and equipment expense increased $3.6 million (9%), or $1.0 million (2%) excluding merger-related expenses, primarily due to efforts to conform equipment of pooled companies to a common standard and investments in new technology designed to enhance customer service. Data processing expenses increased $2.7 million (15%), or $1.8 million (10%) excluding merger-related expenses, primarily due to dual expenses involved in the conversion to a new vendor, as well as enhancements to the Company's technology. Regulatory expenses declined $1.7 million (10%) due to a decline in the FDIC assessment rate in the second half of 1994, reflecting the Bank's improved rating from the Office of the Comptroller of the Currency.

  The Company's efficiency ratio, defined as noninterest expense as a percentage of taxable-equivalent net interest income plus noninterest income (excluding securities gains and losses), is one measure of the success of its efforts to control costs and to generate income. The efficiency ratio of 65.56% in 1995 compares to 76.09% in 1994. Excluding the charge for the impairment of goodwill, the efficiency ratio in 1994 was 71.44%.

 Income Taxes

  The Company recorded a $9.4 million provision for income taxes in 1995, compared to $5.6 million and $11.3 million in 1994 and 1993, respectively. The 1994 and 1993 amounts include federal income tax expense recorded by the pooled companies. The Bank is subject to a Louisiana shareholder tax based partly on income. The income portion of the Louisiana shareholder tax is reported as state income tax. In addition, certain subsidiaries of the Company and the Bank are subject to Louisiana state income tax.

  Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting For Income Taxes." The cumulative effect of adoption was an increase in net income of $3.0 million in 1993. During 1995, 1994 and 1993 the Company recorded federal income taxes at a lower-than-normal effective tax rate due to previously unrecognized deferred tax benefits.

  Net future deductible temporary differences at December 31, 1995, were $156.9 million. The reserve for possible loan losses represents $146.7 million of the future deductible temporary differences. The reserve for possible loan losses has been recognized as expense for financial reporting purposes but is not deductible for federal income tax purposes until charge-offs are taken. Valued at the 35% federal statutory tax rate, the net future deductible amounts including alternative minimum tax credits of $.3 million, if ultimately recognized, would generate tax benefits of $55.2 million. These benefits are reflected as the Company's deferred tax asset at December 31, 1995. The Company fully recorded its deferred tax asset during 1995 based on its carryback potential and its ability to generate future taxable income. Accordingly, the Company will recognize federal income tax expense throughout 1996 at an effective tax rate approximately equal to the statutory tax rate.

CAPITAL

  Capital represents shareholder ownership in the Company - the book value of assets in excess of liabilities. It provides a base for asset growth while serving, together with the reserve for possible loan losses, as a cushion against potential losses. Support for future asset expansion will come from utilization of existing capital, issuance of capital stock and retention of earnings. Hibernia's dividend payout ratio (dividends declared divided by net income) was 23.81% in 1995 and 23.75% in 1994, as the Company seeks a balance between shareholders' return and earnings retention requirements.

  Shareholders' equity totaled $717.2 million at the end of 1995, compared to $592.0 million at the end of 1994 and $551.8 million at the end of 1993. The $125.2 million (21%) increase in 1995 was primarily due to current-year earnings totaling $123.9 million; and a $40.4 million increase due to the change in unrealized gains (losses) on securities available for sale, partially offset by $28.6 million in dividends and a $14.4 million increase in unearned compensation related to the ESOP instituted in 1995. The $40.2 million (7%) increase in 1994 reflected the Company's $95.0 million in earnings, partially offset by dividends totaling $19.8 million and the $37.6 million decrease due to the change in unrealized gains (losses) on securities available for sale.

                  TABLE 15 -- RISK-BASED CAPITAL CALCULATIONS

                                                                   MINIMUM
DECEMBER 31, 1995 ($ IN MILLIONS)                BALANCE   RATIO  STANDARDS
- ---------------------------------                --------  -----  ---------
Tier 1 (core capital):
  Shareholders' equity.......................... $  717.2
  Less: goodwill and other intangibles..........    (19.1)
  Less: unrealized gains on securities available
   for sale.....................................    (16.5)
                                                 --------
    Total Tier 1................................    681.6  14.38%    4.00%
                                                 --------
Tier 2 (supplemental capital):
  Allowable reserve for possible loan losses
   (limited to 1.25% of gross risk-weighted
   assets; total reserves $146.7 million).......     60.3
                                                 --------
    Total Tier 2................................     60.3   1.27
                                                 --------
    Total capital............................... $  741.9  15.65%    8.00%
                                                 ========  =====
Net risk-weighted assets (includes off-balance
 sheet amounts)................................. $4,739.6

  Regulations applicable to national banks and their holding companies prescribe minimum capital levels. These levels are based on established guidelines which relate required capital standards to both risk-weighted assets (risk-based capital ratios) and total assets (leverage ratio). In accordance with risk-based guidelines, assets and off-balance-sheet financial instruments are assigned a weight to measure their level of risk. The total risk-based capital ratio for the Company was 15.65% at year-end 1995, compared to 16.53% at year-end 1994. Leverage ratios were 9.75% and 8.90% at year-end 1995 and 1994, respectively. The total risk-based capital ratio declined 88 basis points in 1995 due to the shift in assets from lower-risk securities to loans which carry higher yields. However, the year-end 1995 ratios (risk-based and leverage) significantly exceed the standards required for designation of an institution as "well-capitalized" by regulators. Table 15 shows the calculation of risk-based capital ratios for the Company and presents a comparison of such ratios to the minimum regulatory standards.

LIQUIDITY

  Liquidity is a measure of a bank's ability to fund loan commitments and meet deposit maturities and withdrawals in a timely and cost-effective way. These needs can be met by generating profits, converting assets (such as short-term investments and securities available for sale) to cash and attracting new deposits. Management monitors liquidity through a periodic review of maturity profiles, yield and rate behaviors, and loan and deposit forecasts to minimize funding risks.

  Attracting and retaining core deposits at competitive rates is the Bank's primary source of liquidity. The Bank's extensive retail office network, aided by the introduction of new deposit products, provided $5.2 billion in core deposits at year-end 1995, up 1.4% from $5.1 billion a year earlier. As previously mentioned in the discussion of borrowings, Hibernia has a large base of cash management-related repurchase agreements as part of total customer relationships. Because of the nature of the relationships, these funds are considered to be stable and not subject to the same volatility as other sources of noncore funds. Large-denomination certificates of deposit and public funds were additional sources of liquidity during the year.

  The Bank's loan-to-deposit ratio at year-end 1995 increased to 73.4%, compared to 61.5% at year-end 1994 and 55.9% at year-end 1993. These increases resulted from a modest increase in the deposit base, while loans experienced significant growth. Management believes that current and projected levels of short-term investments and securities available for sale are adequate to meet the Company's liquidity needs. Hibernia's continuing improvement in certificate of deposit and debt ratings enhances its ability to raise funds in the open market. In addition, membership in the Federal Home Loan Bank further augments liquidity management by providing a readily accessible source of funds.

  Hibernia Corporation (the Parent Company) requires liquidity to fund operating expenses and investments and to pay dividends. At December 31, 1995, the Parent Company had $65.4 million in funds. During 1995, the Parent Company received $64.8 million in dividends from its bank subsidiary, and paid $28.6 million in dividends to shareholders.

  The Consolidated Statements of Cash Flows can be used to assess the Company's ability to generate positive future net cash flows from operations and meet future obligations. The Company incurred a net decrease in cash and cash equivalents in 1995 of $123.8 million. The decrease was the result of cash used in investing activities of $535.7 million, as loans increased $1,132.7 million. This decline in cash due to loan fundings was partially offset by a net decrease of $358.8 million in securities. Operating activities provided $122.4 million and financing activities provided $289.5 million in cash in 1995. Cash provided by financing activities resulted from increases in deposits and short-term borrowings, primarily repurchase agreements with customers.

  Cash and cash equivalents decreased $9.0 million in 1994. This decrease was the result of cash used in investing activities of $245.9 million, primarily relating to a net increase in loans, partially offset by a net decrease in investments. Both operating and financing activities provided cash during 1994, with operations providing $98.5 million and financing activities providing $138.4 million resulting from an increase in deposits.

    QUARTERLY CONSOLIDATED SUMMARY OF INCOME AND SELECTED FINANCIAL DATA(1)

                                           1995                                  1994
                           -------------------------------------- --------------------------------------
($ IN THOUSANDS, EXCEPT
PER-SHARE DATA)             FOURTH    THIRD     SECOND    FIRST    FOURTH    THIRD     SECOND    FIRST
- -----------------------    --------- --------  --------  -------- --------  --------  --------  --------
Interest income..........   $135,177 $133,314  $129,892  $124,792 $118,127  $115,168  $109,537  $105,893
Interest expense.........     56,712   57,483    56,694    52,526   46,588    42,982    38,864    37,079
                           --------- --------  --------  -------- --------  --------  --------  --------
 Net interest income.....     78,465   75,831    73,198    72,266   71,539    72,186    70,673    68,814
Provision for possible
 loan losses.............         --       --        --        --      104   (18,993)      285       535
                           --------- --------  --------  -------- --------  --------  --------  --------
 Net interest income
  after provision for
  possible loan losses...     78,465   75,831    73,198    72,266   71,435    91,179    70,388    68,279
                           --------- --------  --------  -------- --------  --------  --------  --------
Noninterest income:
 Noninterest income......     24,554   24,063    25,097    23,844   21,528    23,314    22,379    22,170
 Securities gains
  (losses), net..........         52      (20)      (49)        4   (4,275)    1,634        (1)      191
                           --------- --------  --------  -------- --------  --------  --------  --------
Noninterest income.......     24,606   24,043    25,048    23,848   17,253    24,948    22,378    22,361
Noninterest expense......     66,053   63,524    66,087    68,369   71,060    81,785    70,310    64,488
                           --------- --------  --------  -------- --------  --------  --------  --------
 Income before taxes.....     37,018   36,350    32,159    27,745   17,628    34,342    22,456    26,152
Income tax expense
 (benefit)...............      2,265    2,790     2,082     2,276   (1,128)    3,352     1,563     1,771
                           --------- --------  --------  -------- --------  --------  --------  --------
 NET INCOME..............  $  34,753 $ 33,560  $ 30,077  $ 25,469 $ 18,756  $ 30,990  $ 20,893  $ 24,381
                           ========= ========  ========  ======== ========  ========  ========  ========
 NET INCOME PER SHARE(2).  $    0.30 $   0.29  $   0.26  $   0.21 $   0.16  $   0.26  $   0.18  $   0.21
                           ========= ========  ========  ======== ========  ========  ========  ========
Cash dividends declared
 per share(2)............  $    0.07 $   0.06  $   0.06  $   0.06 $   0.06  $   0.05  $   0.04  $   0.04
Average shares
 outstanding (000s)......    117,408  117,318   117,681   119,137  118,712   118,643   118,538   118,483
SELECTED QUARTER-END BALANCES (IN
 MILLIONS)
Loans....................  $ 4,469.4 $4,205.1  $3,993.0  $3,791.9 $3,627.7  $3,532.6  $3,369.7  $3,216.7
Deposits.................    6,085.1  5,923.9   5,976.7   5,926.9  5,901.0   5,785.7   5,762.9   5,967.8
Debt.....................        8.7      8.8       9.1      10.9     11.8      10.7      29.6      37.3
Equity...................      717.2    673.1     644.6     628.4    592.0     585.7     565.5     558.0
Total assets.............    7,196.2  6,962.4   7,002.6   6,866.9  6,779.3   6,667.8   6,681.3   6,889.7
SELECTED AVERAGE BALANCES
 (IN MILLIONS)
Loans....................  $ 4,343.0 $4,077.3  $3,929.6  $3,741.9 $3,572.6  $3,445.6  $3,298.5  $3,177.6
Deposits.................    5,919.0  5,935.7   5,898.7   5,937.8  5,785.8   5,764.7   5,784.2   5,757.8
Debt.....................        8.7      8.9      10.6      11.1     11.6      17.2      32.6      37.9
Equity...................      684.4    655.1     628.5     608.8    592.0     577.4     561.4     560.2
Total assets.............    7,012.1  7,007.0   6,921.2   6,858.3  6,676.9   6,669.9   6,690.6   6,731.1
SELECTED RATIOS
Annualized return on
 average assets..........      1.98%    1.92%     1.74%     1.49%    1.12%     1.86%     1.25%     1.45%
Annualized return on
 average equity..........     20.31%   20.49%    19.14%    16.73%   12.67%    21.47%    14.89%    17.41%
Net interest margin
 (taxable-equivalent)....      4.84%    4.70%     4.62%     4.65%    4.66%     4.70%     4.61%     4.48%
Average equity/average
 assets..................      9.76%    9.35%     9.08%     8.88%    8.87%     8.66%     8.39%     8.32%
Tier 1 risk-based capital
 ratio...................     14.38%   14.72%    14.70%    14.36%   15.25%    15.37%    14.87%    14.90%
Total risk-based capital
 ratio...................     15.65%   15.99%    15.98%    15.64%   16.53%    16.66%    16.17%    16.20%
Leverage ratio...........      9.75%    9.33%     9.04%     8.99%    8.90%     8.69%     8.03%     7.73%

- --------
(1) All financial information has been restated for mergers accounted for as poolings of interests. Prior periods have been conformed to current-period presentation.
(2) Income per share data are based on the weighted average number of common shares outstanding (net of uncommitted ESOP shares) in the respective period. Dividends per share are historical amounts.

FOURTH-QUARTER RESULTS

  Hibernia reported consolidated net earnings of $34.8 million in the fourth quarter of 1995, compared to $18.8 million in the fourth quarter of 1994 and $33.6 million in the third quarter of 1995. Earnings per share of $.30 for the fourth quarter of 1995 were up $.14 from $.16 per share earned in the fourth quarter of 1994 and up $.01 from earnings of $.29 per share in the third quarter of 1995.

  Net interest income, on a taxable-equivalent basis, totaled $79.8 million in the fourth quarter of 1995, compared to $73.0 million in the fourth quarter of 1994 and $77.2 million in the third quarter of 1995. The fourth-quarter 1995 increase in net interest income from the fourth quarter of 1994 was primarily the result of the growth in loans both in total and as a percentage of average total earning assets. Average loans increased $770.4 million over the fourth quarter of 1994 to $4.3 billion, or 66.2% of average earning assets compared to 57.3% of average earning assets in the fourth quarter of 1994. The net interest spread remained at 3.86% for both periods as the average yield on earning assets increased 64 basis points to 8.27% and the average rate paid on interest-bearing liabilities increased by the same amount to 4.41%.

  The fourth-quarter 1995 increase in net interest income over the third quarter of 1995 was primarily due to the increase in higher-yielding loans as a percentage of earning assets, rising from 62.4% to 66.2%.

  The net interest margin increased 18 basis points from the fourth quarter of 1994 to 4.84% for the fourth quarter of 1995 primarily due to the higher value of noninterest-bearing funds supporting earning assets. The fourth-quarter 1995 net interest margin was up 14 basis points compared to the third quarter of 1995 due to the change in the mix of earning assets (loans as a percentage of earning assets up 3.8% from 62.4%). Table 16 illustrates the components of net interest margin on a quarterly basis for 1995 and 1994.

  Average earning assets increased $326.4 million (5.2%) to $6.6 billion in the fourth quarter of 1995 from $6.2 billion in the fourth quarter of 1994 and were up $25.3 million compared to the third quarter of 1995. Average loans increased $770.4 million (21.6%) over the fourth quarter of 1994 and increased $265.7 million (6.5%) over the third quarter of 1995. Period-end loans grew $264.3 million, 25.1% on an annualized basis, during the fourth quarter of 1995. Consumer loans were up $166.7 million (33.2% annualized), while commercial loans were up $97.6 million (17.8% annualized).

  Average securities for the fourth quarter of 1995 totaled $2.1 billion, down $365.9 million (14.6%) from the fourth quarter of 1994 and down $172.2 million (7.5%) from the third quarter of 1995. The declines came as the result of the reinvestment of proceeds from payments and maturities into higher-yielding loans.

             TABLE 16 -- NET INTEREST MARGIN (TAXABLE-EQUIVALENT)

                                       1995                            1994
                          ------------------------------- -------------------------------
                          FOURTH   THIRD  SECOND   FIRST  FOURTH   THIRD  SECOND   FIRST
                          QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER
                          ------- ------- ------- ------- ------- ------- ------- -------
Yield on earning assets.    8.27%   8.19%   8.14%   7.98%   7.63%   7.43%   7.10%   6.87%
Rate on interest-bearing
 liabilities............    4.41    4.43    4.45    4.21    3.77    3.46    3.16    3.08
                           -----   -----   -----   -----   -----   -----   -----   -----
  Net interest spread...    3.86    3.76    3.69    3.77    3.86    3.97    3.94    3.79
Contribution of
 noninterest-bearing
 funds..................    0.98    0.94    0.93    0.88    0.80    0.73    0.67    0.69
                           -----   -----   -----   -----   -----   -----   -----   -----
  Net interest margin...    4.84%   4.70%   4.62%   4.65%   4.66%   4.70%   4.61%   4.48%
                           =====   =====   =====   =====   =====   =====   =====   =====
Noninterest-bearing
 funds/earning assets...   22.18%  21.18%  20.95%  20.92%  21.28%  21.01%  21.16%  22.41%

  Average deposits increased $133.2 million (2.3%) to $5.9 billion in the fourth quarter of 1995 from $5.8 billion in the fourth quarter of 1994. Average deposits were unchanged from the third quarter of 1995.

  Noninterest income, excluding securities transactions, was $24.6 million, a $3.0 million (14%) increase from the fourth quarter of 1994, primarily due to increases in service charges on deposits, income from credit-related insurance products, gains on the sale of mortgage loans and ATM fees.

  Compared to the third quarter of 1995, noninterest income in the fourth quarter of 1995, excluding securities transactions, was up $.5 million primarily due to increases in service charges on deposits and income from credit-related insurance products.

  Noninterest expense of $66.1 million in the fourth quarter of 1995 was $5.0 million lower than $71.1 million in the fourth quarter of 1994. Excluding merger-related costs in both periods, noninterest expense decreased $1.5 million due to decreases in regulatory expense and data processing expense, partially offset by increases in staff costs and occupancy and equipment expenses. Compared to the third quarter of 1995, noninterest expense was up $2.5 million from $63.5 million in the third quarter of 1995. Excluding merger-related expenses, noninterest expense was up $2.4 million as the third quarter of 1995, included a refund of second quarter FDIC insurance premiums, and the fourth quarter of 1995 included increases in staff costs related to management incentive programs.

               CONSOLIDATED AVERAGE BALANCES, INTEREST AND RATES

TAXABLE-EQUIVALENT BASIS (1)               1995                     1994
- ----------------------------      -----------------------  ------------------------
(AVERAGE BALANCES $ IN MILLIONS,  AVERAGE                  AVERAGE
INTEREST $ IN THOUSANDS)          BALANCE   INTEREST RATE  BALANCE   INTEREST RATE
- --------------------------------  --------  -------- ----  --------  -------- -----
ASSETS
Interest-earning assets:
 Loans (2)......................  $4,024.7  $370,938 9.22% $3,374.9  $294,571  8.73%
 Securities available for sale
  (3)...........................     569.7    37,559 6.59     755.1    43,112  5.71
 Securities held to maturity
  (4)...........................   1,780.1   113,411 6.37   1,945.8   109,172  5.61
 Short-term investments.........     114.7     6,706 5.85     180.9     7,279  4.02
                                  --------  -------- ----  --------  -------- -----
     Total interest-earning
      assets....................   6,489.2  $528,614 8.15%  6,256.7  $454,134  7.26%
                                  --------  -------- ----  --------  -------- -----
Reserve for possible loan
 losses.........................    (151.7)                  (177.6)
Noninterest-earning assets:
 Cash and due from banks........     155.0                    180.6
 Items in process of
  collection....................     147.9                    117.5
 Other assets...................     309.9                    314.7
                                  --------                 --------
     Total noninterest-earning
      assets....................     612.8                    612.8
                                  --------                 --------
     Total assets...............  $6,950.3                 $6,691.9
                                  ========                 ========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Interest-bearing liabilities:
 Interest-bearing deposits:
   NOW/Money market/Savings
    accounts....................  $1,986.7  $ 47,939 2.41% $2,150.8  $ 47,065  2.19%
   Other consumer time deposits.   1,955.5   109,816 5.62   1,742.3    75,902  4.36
   Public fund certificates of
    deposit of $100,000 or more.     692.1    40,892 5.91     619.1    25,987  4.20
   Certificates of deposit of
    $100,000 or more............     175.2     8,847 5.05     194.3     7,358  3.79
   Foreign time deposits........      35.1     2,018 5.75      17.1       794  4.65
                                  --------  -------- ----  --------  -------- -----
     Total interest-bearing
      deposits..................   4,844.6   209,512 4.32   4,723.6   157,106  3.33
                                  --------  -------- ----  --------  -------- -----
 Short-term borrowings..........     251.5    13,309 5.29     165.7     5,812  3.51
 Debt...........................       9.8       594 6.05      24.7     2,595 10.49
                                  --------  -------- ----  --------  -------- -----
     Total interest-bearing
      liabilities...............   5,105.9  $223,415 4.38%  4,914.0  $165,513  3.37%
                                  --------  -------- ----  --------  -------- -----
Noninterest-bearing liabilities:
 Demand deposits................   1,078.2                  1,049.6
 Other liabilities..............     121.7                    155.4
                                  --------                 --------
     Total noninterest-bearing
      liabilities...............   1,199.9                  1,205.0
                                  --------                 --------
Total shareholders' equity......     644.5                    572.9
                                  --------                 --------
     Total liabilities and
      shareholders' equity......  $6,950.3                 $6,691.9
                                  ========                 ========
SPREAD AND NET YIELD
Interest rate spread............                     3.77%                     3.89%
Cost of funds supporting
 interest-earning assets........                     3.45%                     2.65%
Net interest income/margin......            $305,199 4.70%           $288,621  4.61%

- --------
(1) Based on the statutory income tax rate of 35% for the years 1993 through 1995, and 34% for the preceeding years.
(2) Excludes unearned income. For purposes of yield computations, nonaccrual loans are included in loans outstanding.

                                                                                 5-YEAR
                                                                                COMPOUND
          1993                       1992                      1991              GROWTH
 -------------------------- ------------------------  ------------------------  RATE FOR
 AVERAGE                    AVERAGE                   AVERAGE                   AVERAGE
 BALANCE    INTEREST RATE   BALANCE   INTEREST RATE   BALANCE   INTEREST RATE   BALANCES
 --------   -------- -----  --------  -------- -----  --------  -------- -----  --------
 $3,095.7   $269,749  8.71% $3,763.4  $339,712  9.03% $5,480.8  $546,285  9.97%   (6.0)%
    774.2     48,294  6.24     697.6    57,031  8.18        --        --    --      --
  1,822.4    105,706  5.80   1,310.8    84,975  6.48   1,991.6   174,962  8.79    (2.2)
    350.3     10,739  3.07     511.4    17,492  3.42     261.7    14,653  5.60   (15.2)
 --------   -------- -----  --------  -------- -----  --------  -------- -----   -----
  6,042.6   $434,488  7.19%  6,283.2  $499,210  7.95%  7,734.1  $735,900  9.52%   (3.4)
 --------   -------- -----  --------  -------- -----  --------  -------- -----   -----
   (205.0)                    (233.5)                   (217.3)                   (6.9)
    157.3                      149.3                     191.4                    (4.1)
    114.0                      138.4                     219.4                    (7.6)
    331.2                      499.4                     535.7                   (10.4)
 --------                   --------                  --------                   -----
    602.5                      787.1                     946.5                    (8.3)
 --------                   --------                  --------                   -----
 $6,440.1                   $6,836.8                  $8,463.3                    (3.9)%
 ========                   ========                  ========                   =====
 $2,087.1   $ 45,572  2.18% $2,244.2  $ 65,883  2.94% $2,579.5  $131,637  5.10%   (5.1)%
  1,715.5     69,305  4.04   1,951.7    92,443  4.74   2,470.5   168,423  6.82    (4.6)
    612.4     20,160  3.29     637.6    25,472  4.00     810.3    50,539  6.24    (3.1)
    203.1      6,790  3.34     219.7    10,997  5.01     562.3    39,419  7.01   (20.8)
      5.0        149  2.98       2.2        71  3.23      60.0     3,854  6.42   (10.2)
 --------   -------- -----  --------  -------- -----  --------  -------- -----   -----
  4,623.1    141,976  3.07   5,055.4   194,866  3.85   6,482.6   393,872  6.08    (5.7)
 --------   -------- -----  --------  -------- -----  --------  -------- -----   -----
    139.1      4,043  2.91     207.6     6,912  3.33     289.5    16,909  5.84    (2.8)
     36.7      4,407 12.00     126.2    14,772 11.67     146.1    15,697 10.74   (41.7)
 --------   -------- -----  --------  -------- -----  --------  -------- -----   -----
  4,798.9   $150,426  3.13%  5,389.2  $216,500  4.02%  6,918.2  $426,478  6.16%   (5.9)
 --------   -------- -----  --------  -------- -----  --------  -------- -----   -----
    969.4                      933.3                   1,069.8                     0.2
    163.5                      203.8                     116.9                     0.8
 --------                   --------                  --------                   -----
  1,132.9                    1,137.1                   1,186.7                     0.2
 --------                   --------                  --------                   -----
    508.3                      310.5                     358.4                    12.5
 --------                   --------                  --------                   -----
 $6,440.1                   $6,836.8                  $8,463.3                    (3.9)%
 ========                   ========                  ========                   =====
                      4.06%                     3.93%                     3.36%
                      2.49%                     3.45%                     5.52%
            $284,062  4.70%           $282,710  4.50%           $309,422  4.00%
            ======== =====            ======== =====            ======== =====   =====

- --------
(3) Yield computations are based on book values of securities available for sale.
(4) Prior to 1992, the Company did not classify securities as available for sale or held to maturity. Accordingly, all securities are presented as held to maturity.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The following tables set forth the historical and pro forma consolidated ratio of earnings to fixed charges for the six-month periods ended June 30, 1996 and 1995 and for each of the five years in the period ended December 31, 1995. The pro forma consolidated ratio of earnings to fixed charges reflects the consummated acquisition of Calcasieu, the pending acquisition of St. Bernard and the pending merger with Texarkana Bancshares. For purposes of computing the ratios, earnings represent consolidated income before income taxes and extraordinary item plus fixed charges. Fixed charges include interest expense (excluding or including interest on deposits, as the case may be) and the proportion deemed representative of the interest factor of rental expense, net of income from subleases.

        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                  (UNAUDITED)

                          SIX  MONTHS ENDED
                              JUNE 30,                   YEAR ENDED DECEMBER 31,
                          ------------------  -------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  ---------
Computation of Earnings:
 Net income (loss)......  $ 51,315  $ 56,689  $125,699  $ 96,906  $ 71,617  $(23,459) $(156,294)
 Add: Provision for
  income taxes..........    27,795     4,811    10,112     6,275    11,887     7,475      3,987
 Less: Cumulative effect
  of accounting changes.        --        --        --        --     3,091        --    (21,643)
   Utilization of net
    operating loss
    carryforwards.......        --        --        --        --        --     6,181        427
   Extraordinary loss on
    debt restructuring,
    net of tax..........        --        --        --        --        --   (39,179)        --
                          --------  --------  --------  --------  --------  --------  ---------
  Income (loss) before
   income taxes,
   extraordinary items,
   and cumulative effect
   of accounting
   changes..............    79,110    61,500   135,811   103,181    80,413    17,014   (131,091)
 Fixed charges,
  excluding interest on
  deposits..............     8,667     7,741    17,034    10,985    10,852    25,199     39,203
                          --------  --------  --------  --------  --------  --------  ---------
  Total earnings for
   computation,
   excluding interest on
   deposits.............    87,777    69,241   152,845   114,166    91,265    42,213    (91,888)
 Interest on deposits...   109,418   105,838   215,134   161,516   145,937   199,481    399,856
                          --------  --------  --------  --------  --------  --------  ---------
  Total earnings for
   computation,
   including interest on
   deposits.............  $197,195  $175,079  $367,979  $275,682  $237,202  $241,694  $ 307,968
                          ========  ========  ========  ========  ========  ========  =========
Computation of Fixed
 Charges:
 Rental expense.........  $  5,309  $  5,192  $ 10,449  $ 10,454  $ 10,782  $ 12,517  $  15,153
 Portion of rental
  expense deemed
  representative of
  interest..............  $  1,619  $  1,587  $  3,231  $  2,565  $  2,383  $  3,559  $   6,592
 Interest on short-term
  borrowed funds........     6,832     5,826    13,208     5,823     4,060     6,915     16,909
 Interest on debt.......       216       328       595     2,597     4,409    14,725     15,702
                          --------  --------  --------  --------  --------  --------  ---------
  Total fixed charges,
   excluding interest on
   deposits.............     8,667     7,741    17,034    10,985    10,852    25,199     39,203
 Interest on deposits...   109,418   105,838   215,134   161,516   145,937   199,481    399,856
                          --------  --------  --------  --------  --------  --------  ---------
  Total fixed charges,
   including interest on
   deposits.............  $118,085  $113,579  $232,168  $172,501  $156,789  $224,680  $ 439,059
                          ========  ========  ========  ========  ========  ========  =========
Ratio of Earnings to
 Fixed Charges:
 Excluding deposit
  interest..............     10.13x     8.94x     8.97x    10.39x     8.41x     1.68x        **
 Including deposit
  interest..............      1.67x     1.54x     1.58x     1.60x     1.51x     1.08x        **

- -------
**In 1991 earnings are inadequate to cover fixed charges by $131,091.

    PRO FORMA COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                  (UNAUDITED)

                          SIX MONTHS ENDED
                              JUNE 30,                   YEAR ENDED DECEMBER 31,
                          ------------------  -------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  ---------
Computation of Earnings:
 Net income (loss)......  $ 54,086  $ 58,821  $128,172  $101,460  $ 76,169  $(20,248) $(154,487)
 Add: Provision for
  income taxes..........    29,277     5,940    11,011     7,785    13,292     8,765      4,622
 Less: Cumulative effect
  of accounting changes.        --        --        --        --     3,461        --    (21,643)
   Utilization of net
    operating loss
    carryforwards.......        --        --        --        --        --     6,181        427
   Extraordinary loss on
    debt restructuring,
    net of tax..........        --        --        --        --        --   (39,179)        --
                          --------  --------  --------  --------  --------  --------  ---------
  Income (loss) before
   income taxes,
   extraordinary items,
   and cumulative effect
   of accounting
   changes..............    83,363    64,761   139,183   109,245    86,000    21,515   (128,649)
 Fixed charges,
  excluding interest on
  deposits..............    10,399    11,415    22,683    11,777    11,232    25,758     40,409
                          --------  --------  --------  --------  --------  --------  ---------
  Total earnings for
   computation,
   excluding interest on
   deposits.............    93,762    76,176   161,866   121,022    97,232    47,273    (88,240)
 Interest on deposits...   128,756   121,997   249,206   169,634   153,309   208,277    412,449
                          --------  --------  --------  --------  --------  --------  ---------
  Total earnings for
   computation,
   including interest on
   deposits.............  $222,518  $198,173  $411,072  $290,656  $250,541  $255,550  $ 324,209
Computation of Fixed
 Charges:
 Rental expense.........  $  5,480  $  5,342  $ 10,745  $ 10,522  $ 10,849  $ 12,573  $  15,196
                          ========  ========  ========  ========  ========  ========  =========
 Portion of rental
  expense deemed
  representative of
  interest..............  $  1,671  $  1,633  $  3,323  $  2,582  $  2,398  $  3,575  $   6,610
 Interest on short-term
  borrowed funds........     7,902     7,456    16,067     6,225     4,411     7,458     18,052
 Interest on debt.......       826     2,326     3,293     2,970     4,423    14,725     15,747
                          --------  --------  --------  --------  --------  --------  ---------
  Total fixed charges,
   excluding interest on
   deposits.............    10,399    11,415    22,683    11,777    11,232    25,758     40,409
 Interest on deposits...   128,756   121,997   249,206   169,634   153,309   208,277    412,449
                          --------  --------  --------  --------  --------  --------  ---------
  Total fixed charges,
   including interest on
   deposits.............  $139,155  $133,412  $271,889  $181,411  $164,541  $234,035  $ 452,858
                          ========  ========  ========  ========  ========  ========  =========
Ratio of Earnings to
 Fixed Charges:
  Excluding deposit
   interest.............      9.02x     6.67x     7.14x    10.28x     8.66x     1.84x        **
  Including deposit
   interest.............      1.60x     1.49x     1.51x     1.60x     1.52x     1.09x        **

- -------
** In 1991 pro forma earnings are inadequate to cover fixed charges by $128,649.

                           OUTSTANDING CAPITAL STOCK

  Hibernia's total authorized capital stock currently consists of (i) 200,000,000 shares of Class A common stock, no par value (the "Common Stock"), and (ii) 100,000,000 shares of preferred stock, no par value (the "Preferred Stock"). As of June 30, 1996, there were 122,109,986 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

  The following description of the particular terms of the shares of Series A Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made. The summary contained herein of the terms of the Series A Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Articles of Amendment to Hibernia's Articles of Incorporation setting forth the terms of the Series A Preferred Stock, copies of which are on file with the Securities and Exchange Commission. Certain terms not defined in this description are defined in the Prospectus.

GENERAL

  The Series A Preferred Stock is a single series consisting of 2,000,000 shares. The holders of Series A Preferred Stock will have no preemptive rights. The Series A Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable.

  The Series A Preferred Stock, together with each other series of Preferred Stock, will rank prior to the Common Stock of Hibernia as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Hibernia.

  The Series A Preferred Stock will not be convertible into shares of Common Stock of Hibernia and will not be subject to any sinking fund or other obligation of Hibernia to repurchase the Series A Preferred Stock.

DIVIDENDS

  General. Holders of shares of Series A Preferred Stock will be entitled to receive cash dividends, as, if and when declared by the Board of Directors of Hibernia or a Preferred Stock Designation Committee established by the Board of Directors (in either event, the "Hibernia Board") out of assets of Hibernia legally available for payment.

  The initial dividend for the dividend period commencing on                ,
1996 to (but not including) January 1, 1997 will be $      per share and will
be payable (if declared) on January 1, 1997. Thereafter, dividends on the Series A Preferred Stock will be payable quarterly, as, if and when declared by the Hibernia Board on April 1, July 1, October 1, and January 1 of each
year (each a "Dividend Payment Date") at the annual rate of    %, or $
per share, through October 1, 2001. After October 1, 2001, dividends on the Series A Preferred Stock will be payable quarterly, as, if and when declared by the Hibernia Board on each Dividend Payment Date at the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend
period beginning on or after October 1, 2001 will be equal to    % plus the
highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined below under "Adjustable Rate Dividends"), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period beginning on or after
October 1, 2001, will not be less than    % nor greater than    % (without
taking into account any adjustments as described below under "Changes in the Dividends Received Percentage").

  If a Dividend Payment Date is not a business day, dividends (if declared) on the Series A Preferred Stock will be paid on the immediately succeeding business day, without interest. A dividend period with respect to a Dividend Payment Date is the period commencing on the immediately preceding Dividend Payment Date and ending on the day immediately prior to the next succeeding Dividend Payment Date. Each such dividend will be payable to holders of record as they appear on the stock books of Hibernia on such record dates, not more than thirty nor less than fifteen days preceding the payment dates thereof, as will be fixed by the Hibernia Board.

  Dividends on the Series A Preferred Stock will not be cumulative and no rights will accrue to the holders of the Series A Preferred Stock by reason of the fact that Hibernia may fail to declare or pay dividends on the Series A Preferred Stock in any amount in any quarter or year, whether or not the earnings of Hibernia in any quarter or year were sufficient to pay such dividends in whole or in part.

  Adjustable Rate Dividends. Except as provided below in this paragraph, the "Applicable Rate" per annum for any dividend period beginning on or after
October 1, 2001 will be equal to    % plus the Effective Rate (as defined
below), but not less than    % nor greater than    % (without taking into
account any adjustments as described below under "Changes in the Dividends Received Percentage"). The "Effective Rate" for any dividend period beginning on or after October 1, 2001 will be equal to the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined below) for such dividend period. If Hibernia determines in good faith that for any reason: (i) any one of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate cannot be determined for any dividend period beginning on or after October 1, 2001, then the Effective Rate for such dividend period will be equal to the higher of whichever two of such rates can be so determined; (ii) only one of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate can be determined for any dividend period beginning on or after October 1, 2001, then the Effective Rate for such dividend period will be equal to whichever such rate can be so determined; or
(iii) none of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate can be determined for any dividend period beginning on or after October 1, 2001, then the Effective Rate for the preceding dividend period will be continued for such dividend period.

  The "Treasury Bill Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as defined below)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board (as defined below) during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Series A Preferred Stock is being determined.

  The "Ten-Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Ten-Year Average Yields (as defined below) (or the one weekly per annum Ten-Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Series A Preferred Stock is being determined.

  The "Thirty-Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Thirty-Year Average Yields (as defined below) (or the one weekly per annum Thirty-Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Series A Preferred Stock is being determined.

  If the Federal Reserve Board does not publish a weekly per annum market discount rate, Ten-Year Average Yield or Thirty-Year Average Yield during any applicable Calendar Period, then the Treasury Bill Rate, Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate, as the case may be, for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates for three-month U.S. Treasury bills, Ten-Year Average Yields or Thirty-Year Average Yields, as the case may be (or the one weekly per annum rate, if only one such rate is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by Hibernia. If any such rate is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate, Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum
(i) in the case of the Treasury Bill Rate, the market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having remaining maturities of not less than 80 nor more than 100 days, and (ii) in the case of the Ten-Year Constant Maturity Rate, the average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below)) then having remaining maturities of not less than eight nor more than twelve years, and (iii) in the case of the Thirty-Year Constant Maturity Rate, the average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having remaining maturities of not less than twenty-eight nor more than thirty years, in each case as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by Hibernia. If Hibernia determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Hibernia by at least three recognized dealers in U.S. Government securities selected by Hibernia. If Hibernia determines in good faith that for any reason Hibernia cannot determine the Treasury Bill Rate for any dividend period, the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 or more than 100 days, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Hibernia by at least three recognized dealers in U.S. Government securities selected by Hibernia. If Hibernia determines in good faith that for any reason Hibernia cannot determine the Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate for any dividend period as provided above, then the applicable rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date (i) in the case of the Ten-Year Constant Maturity Rate, not less than eight nor more than twelve years from the date of each such quotation, and (ii) in the case of the Thirty- Year Constant Maturity Rate, not less than twenty-eight nor more than thirty years from the date of each such quotation, in each case as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Hibernia by at least three recognized dealers in the United States.

  The Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate will each be rounded to the nearest five hundredths of a percent, with .025% being rounded upward.

  The Applicable Rate with respect to each dividend period beginning on or after October 1, 2001 will be calculated as promptly as practicable by Hibernia according to the appropriate method described above. Hibernia will cause notice of each Applicable Rate to be enclosed with the dividend payment checks next mailed to the holders of Series A Preferred Stock.

  As used above, the term "Calendar Period" means a period of fourteen calendar days; the term "Federal Reserve Board" means the Board of Governors of the Federal Reserve System; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten-Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Thirty-Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of thirty years).

  Changes in the Dividends Received Percentage. If one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that change the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage" or "DRP") or that eliminate the dividends received deduction, the amount of each dividend payable per share of the Series A Preferred Stock for dividend payments made on or after the date of enactment of such change will be adjusted by multiplying the amount of the dividend payable determined as described above under "General" (before adjustment) by a factor, which will be the number determined in accordance with the following formula (the "DRD Formula"), and rounding to the nearest cent.

                              1 - [.35 (1 - .70)]
                                --------------
                              1 - [.35 (1 - DRP)]

  For purposes of the DRD Formula, "DRP" means the Dividend Received Percentage applicable to the dividend in question.

  No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code or any successor provision or the elimination of the dividends received deduction (which would make the DRP equal to zero), will give rise to an adjustment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, Hibernia will receive either an unqualified opinion of nationally recognized independent tax counsel selected by Hibernia and approved by Skadden, Arps, Slate, Meagher & Flom (which approval will not be unreasonably withheld) or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the Series A Preferred Stock, then any such amendment will not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence will be based upon a specific exception in the legislation amending the DRP or upon a published pronouncement of the Internal Revenue Service addressing such legislation or section of the Code. Unless the context otherwise requires, references to dividends in this Prospectus Supplement will mean dividends as adjusted by the DRD Formula. Hibernia's calculation of the dividends payable as so adjusted and as tested by the independent certified public accountants then regularly engaged by Hibernia, will be final and not subject to review.

  If any amendment to the Code which reduces the Dividends Received Percentage is enacted after a dividend payable on a Dividend Payment Date has been declared, the amount of dividend payable on such Dividend Payment Date will not be increased; but instead, an amount, equal to the difference between the amount of the dividend as declared and the amount that would have been declared had the DRD Formula been applied, will be payable to holders of record on the next succeeding Dividend Payment Date in addition to any other amounts payable on such date.

  In addition, if prior to January 2, 1997, an amendment to the Code is enacted that reduces the Dividends Received Percentage and such reduction retroactively applies to a Dividend Payment Date as to which Hibernia previously paid dividends on the Series A Preferred Stock (each an "Affected Dividend Payment Date"), Hibernia will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second succeeding Dividend Payment Date following the date of enactment) to holders of record on such succeeding Dividend Payment Date in an amount equal to the excess of (i) the product of the dividends paid by Hibernia on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the Dividends Received Percentage applied to each Affected Dividend Payment Date) over (ii) the dividends paid by Hibernia on each Affected Dividend Payment Date.

  Additional Dividends will not be paid in respect of the enactment of any amendment to the Code on or after January 2, 1997 which retroactively reduces the Dividends Received Percentage, or if prior to January 2, 1997, such amendment would not result in an adjustment due to Hibernia having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. Hibernia will only make one payment of Additional Dividends.

  If the amount of dividend payable per share of the Series A Preferred Stock will be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, Hibernia will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Series A Preferred Stock.

  If the Dividends Received Percentage is reduced to    % or less or
eliminated, Hibernia may at its option, redeem the Series A Preferred Stock as a whole but not in part as described below. See "Redemption." See also "Recent Tax Proposals" for a discussion of certain proposals to reduce the Dividends Received Percentage.

LIQUIDATION RIGHTS

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of Hibernia, the holders of shares of Series A Preferred Stock are entitled to receive out of assets of Hibernia available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or of any other shares of stock of Hibernia ranking as to such a distribution junior to the shares of Series A Preferred Stock, a liquidating distribution, in the amount of $50 per share plus accrued and unpaid dividends (whether or not declared) from the immediately preceding Dividend Payment Date (but without any cumulation for unpaid dividends for prior dividend periods on the Series A Preferred Stock). After payment of such a liquidating distribution, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by Hibernia.

VOTING RIGHTS

  Holders of the Series A Preferred Stock will have no voting rights except as set forth below or as otherwise from time to time required by law.

  Whenever dividends on the Series A Preferred Stock shall be unpaid for such number of dividend periods, whether or not consecutive, which shall in the aggregate contain not less than 540 days, the holders of outstanding shares of the Series A Preferred Stock (voting separately as a class with holders of shares of any one or more other series of preferred stock ranking on a parity with the Series A Preferred Stock either as to dividends (whether or not such other series of preferred stock is cumulative or noncumulative as to payment of dividends) or on the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors on the terms set forth below. Such voting rights will continue until all dividends on shares of Series A Preferred Stock shall have been paid in full for at least one year. Upon payment in full of such dividends, such voting rights shall terminate except as expressly provided by law, subject to re-vesting in the event of each and every subsequent default in the payment of dividends as aforesaid. Holders of all series of preferred stock which are granted such voting rights (which rank on a parity with the Series A Preferred Stock) will vote as a class, and each holder of shares of the Series A Preferred Stock will have one vote for each share of stock held and each other series will have such number of votes, if any, for each share of stock held as may be granted to them. If the holders of shares of the Series A Preferred Stock are entitled to vote as described in this paragraph, the Hibernia Board will automatically be increased by two directors, and the holders of the Series A Preferred Stock (together with the holders of any other shares of preferred stock granted voting rights) will have the exclusive right, as outlined above, to elect two directors at the next annual meeting of shareholders.

  Upon termination of the right of the holders of the Series A Preferred Stock to vote for directors as discussed in the prior paragraph, the term of office of all directors then in office elected by such holders will terminate immediately. Whenever the term of office of the directors elected by such holders ends and the related special voting rights expire, the number of directors will automatically be decreased to such number as would otherwise prevail.

  So long as any shares of Series A Preferred Stock remain outstanding, Hibernia will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time (voting as a class with all other series of preferred stock ranking on a parity with the

Series A Preferred Stock either as to dividends (whether or not such other series of preferred stock is cumulative or noncumulative as to payment of dividends) or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are then exercisable), given in person or by proxy, either in writing or at a special or annual meeting called for that purpose, (i) authorize, create or issue, or increase the authorized or issued amount, of any class or series of stock ranking prior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up; or (ii) amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of Hibernia's Articles of Incorporation, as amended, and the powers, preferences and privileges, relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, which would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation and issuance of other series of preferred stock, or any increase in the amount of authorized shares of Series A Preferred Stock, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to the payment of dividends (whether or not such other series of preferred stock is cumulative or noncumulative as to payment of dividends) and the distribution of assets upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect such rights preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock have been redeemed or sufficient funds have been deposited in trust to effect such a redemption which redemption is scheduled to be consummated within three months after the time that such voting rights would otherwise be exercisable.

REDEMPTION

  The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Prior to October 1, 2001, the Series A Preferred Stock is not redeemable, except under certain limited circumstances as described below. On or after October 1, 2001, shares of Series A Preferred Stock will be redeemable, in whole or in part, at the option of Hibernia (with prior Federal Reserve Board approval, to the extent then required by applicable law), at any time and from time to time upon not less than thirty nor more than sixty days notice, at $50 per share of Series A Preferred Stock, plus accrued and unpaid dividends (whether or not declared) from the immediately preceding Dividend Payment Date (but without any cumulation for unpaid dividends for prior dividend periods on the Series A Preferred Stock) to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

  Notwithstanding the preceding paragraph, if the Dividends Received
Percentage is equal to or less than    % and, as a result, the amount of
dividends on the Series A Preferred Stock payable on any Dividend Payment Date will be or is adjusted upwards as described above under "Changes in the Dividends Received Percentage," Hibernia may, at its option (with prior Federal Reserve Board approval to the extent then required by applicable law) redeem all, but not less than all, of the outstanding shares of the Series A Preferred Stock, provided, that within sixty days of the date on which an amendment to the Code is enacted which reduces the Dividends Received
Percentage to    % or less, Hibernia sends notice to holders of the Series A
Preferred Stock of such redemption. Any redemption of the Series A Preferred Stock pursuant to this paragraph will take place on the date specified in the notice, which will not be less than 30 nor more than 60 days from the date such notice is sent to holders of the Series A Preferred Stock. Any redemption of the Series A Preferred Stock in accordance with this paragraph will be on notice as aforesaid at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not declared) thereon from the immediately preceding Dividend Payment Date (but without any cumulation for unpaid dividends for prior dividend periods on the Series A Preferred Stock) to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

                                                       REDEMPTION
                                                       PRICE PER
                      REDEMPTION PERIOD                  SHARE
                      -----------------               ------------
             , 1996 to September 30, 1997............ $
         October 1, 1997 to September 30, 1998.......
         October 1, 1998 to September 30, 1999.......
         October 1, 1999 to September 30, 2000.......
         October 1, 2000 to September 30, 2001.......
         On or after October 1, 2001.................

  In addition, Hibernia may, at its option (with prior Federal Reserve Board approval to the extent then required by applicable law) redeem all, but not less than all, of the outstanding shares of Series A Preferred Stock if the holders of such shares would be entitled to vote upon or consent to a merger or consolidation of Hibernia and all of the following conditions have been satisfied: (i) Hibernia shall have requested the vote or consent of holders of such shares prior to the consummation of the merger or consolidation, stating in such request that, failing the requisite favorable vote or consent, Hibernia will have the option to redeem all of such shares, and (ii) Hibernia shall have not received the favorable vote or consent requisite for the consummation of the merger or consolidation within 60 days after making the request, and (iii) such transaction shall be consummated on the date fixed for such redemption, which date shall be no more than one year after the request is made. Any such redemption shall be pursuant to a notice as described in Hibernia's Articles of Incorporation and shall be at the redemption price of $50 per share of Series A Preferred Stock, plus accrued and unpaid dividends (whether or not declared) thereon from the immediately preceding Dividend Payment Date (but without any cumulation for unpaid dividends for prior dividend periods on the Series A Preferred Stock) to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

  Under current law, Hibernia would need the approval of the Federal Reserve Board prior to exercising its right to redeem shares of Series A Preferred Stock.

  Holders of Series A Preferred Stock will have no right to require redemption of the Series A Preferred Stock.

                             RECENT TAX PROPOSALS

  The Clinton Administration has proposed certain tax law changes that could, if enacted, affect holders of the Series A Preferred Stock who may be entitled to a dividends received deduction with respect to dividends on Series A Preferred Stock under current law. These proposals include: (i) elimination of the dividends received deduction available to certain corporate shareholders with respect to certain preferred stock, (ii) reduction of the Dividends Received Percentage that is currently available to corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than 20% (by vote and value) from 70% to 50%, and (iii) amendment of the holding period requirements for the dividends received deduction. Under current law, the dividends received deduction is allowed to a corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock). The proposal relating to holding periods provides that a taxpayer would not be entitled to a dividends received deduction with respect to a particular dividend if the taxpayer's 46-day or 91-day holding period for the dividend-paying stock is not satisfied over a period immediately before or immediately after the taxpayer becomes entitled to receive the particular dividend.

  To the extent the dividends received deduction is eliminated or the Dividends Received Percentage is changed, the amount of dividends payable per share will be adjusted and Hibernia may have a right to redeem the Series A Preferred Stock. (See "Description of Series A Preferred Stock - Dividends -
 Changes in the Dividends Received Percentage" and "Description of Series A Preferred Stock - Redemption" above.)

  None of these proposed changes has been introduced in Congress, and due to the inherently uncertain nature of proposed changes to the tax law, there can be no assurance as to whether, or in what form, the proposals may be enacted into law, or as to the effective dates of any such changes to the law.

                               THE UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the "Underwriters" named below have severally agreed to purchase, and Hibernia has agreed to sell to them, severally, the respective number of shares of Series A Peferred Stock set forth opposite the names of such Underwriters below.

                                                                       NUMBER OF
                                    NAME                                SHARES
                                    ----                               ---------
      Morgan Stanley & Co. Incorporated...............................
                                                                       ---------
        Total......................................................... 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Series A Preferred Stock are subject to, among other things, the approval of certain legal matters by counsel and to certain other conditions.

  The Underwriters initially propose to offer part of the shares of Series A Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and part to certain dealers
at a price which represents a concession not in excess of $     per share of
Series A Preferred Stock under the public offering price. The Underwriters may
allow, and such dealers may reallow, a discount not in excess of $     per
share to certain other dealers. After the initial offering, the public offering price and other selling terms may from time to time be varied by the Underwriters.

  The shares of Series A Preferred Stock are new securities with no established trading market. The Underwriters have advised Hibernia that they intend to make a market in the shares of Series A Preferred Stock. The Underwriters will have no obligation to make a market in the shares of Series A Preferred Stock, however, and may cease market making activities, if commenced, at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares of Series A Preferred Stock.

  Hibernia has agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters have provided, and may from time to time continue to provide, investment banking and other financial services for Hibernia and its affiliates.

                                LEGAL OPINIONS

  The validity of the shares of Series A Preferred Stock will be passed upon for Hibernia by Phelps Dunbar, L.L.P., New Orleans, Louisiana, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                  PROSPECTUS

                             HIBERNIA CORPORATION

                                PREFERRED STOCK

                                DEBT SECURITIES

                                --------------

  Hibernia Corporation ("Hibernia") may issue from time to time, together or separately, in one or more series, (i) shares of preferred stock, no par value, of Hibernia ("Preferred Stock") which may be issued in the form of Depositary Shares evidenced by Depositary Receipts ("Depositary Shares"), and
(ii) unsecured subordinated debt securities ("Debt Securities"). The Preferred Stock and Debt Securities are hereinafter referred to collectively as the "Offered Securities." While Hibernia does not presently intend that the Offered Securities will be convertible, some of the Offered Securities may be convertible into shares of Class A Common Stock of Hibernia, no par value (the "Common Stock") or shares of Preferred Stock. Hibernia may issue Offered Securities for an aggregate public offering price of up to $250,000,000. The Offered Securities of each class or series will be offered in amounts, at prices and on terms determined at the time of sale.

  Unless otherwise specified in the Prospectus Supplement (as defined below) relating to Debt Securities, payment of the principal of Debt Securities may be accelerated only in the case of certain events involving the bankruptcy or insolvency of Hibernia, and no right of acceleration will exist in the case of default in the payment of principal or interest or in the performance of any covenant. See "Description of Debt Securities -- Acceleration." The Debt Securities will be subordinated in right of payment to all Senior Indebtedness of Hibernia (as hereinafter defined). See "Description of Debt Securities --
 Subordination."

  When a particular series of Offered Securities, in respect of which this Prospectus is being delivered, is offered, a supplement to this Prospectus (the "Prospectus Supplement") setting forth certain terms of the Offered Securities will be delivered together with this Prospectus. The applicable Prospectus Supplement, among other things and where applicable, will include:
(i) with regard to Preferred Stock, the specific number of shares, voting rights of shares (if any), title, stated value and liquidation preference of each share, issuance price, dividend rate or method of calculation, dividend periods, dividend payment dates, any redemption or sinking fund provisions, any conversion or exchange provisions, whether fractional interests in shares of Preferred Stock will be offered in the form of Depositary Shares and, if so, the fraction of a share of Preferred Stock which each such Depositary Share will represent and other specific terms of each series of Preferred Stock; and (ii) with regard to Debt Securities, the specific designation, priority, aggregate principal amount, rate (or method of calculation) and time of payment of any interest, authorized denominations, maturity, offering price, place or places of payment, redemption terms, terms of any repayment at the option of the holder, terms for sinking fund payments, terms for conversion or exchange into other securities, provisions regarding original issue discount securities and other terms of such Debt Securities. See "Description of Preferred Stock" and "Description of Debt Securities."

  The Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

  The Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

  The Offered Securities may be sold by Hibernia directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters, which may include Morgan Stanley & Co. Incorporated, or through one or more underwriters acting alone. If any agent of Hibernia, or any underwriter, is involved in the sale of the Offered Securities, the name of such agent or underwriter, the principal or stated amount to be purchased by it, any applicable commissions or discounts and the net proceeds to Hibernia from such sale will be set forth in, or may be calculated from, the Prospectus Supplement. The aggregate net proceeds to Hibernia from the sale of all the Offered Securities will be the public offering or purchase price of the Offered Securities sold less the aggregate of such commissions and discounts and other expenses of issuance and distribution. See "Plan of Distribution."
                                --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

  THE OFFERED SECURITIES WILL BE OBLIGATIONS OF A BANK HOLDING COMPANY, ARE NOT AND WILL NOT BE SAVINGS ACCOUNTS OR DEPOSITS, WILL NOT BE OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF HIBERNIA, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

                                --------------

              The date of this Prospectus is September 18, 1996.

  No dealer, salesman, or other person has been authorized to give any information or to make any representation not contained in this Prospectus or the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Hibernia or any underwriter or agent. This Prospectus may not be used to consummate sales of the offered securities unless accompanied by a Prospectus Supplement. This Prospectus and the accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate and do not constitute an offer to sell or a solicitation of an offer to buy any of the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the corporation since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to such date.

                             AVAILABLE INFORMATION

  Hibernia is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web Site that contains reports, proxy and information statements and other information and the address of such site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning Hibernia may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which exchange shares of Common Stock of Hibernia are listed.

  Hibernia has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities to which this Prospectus relates. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to Hibernia and the Offered Securities, reference is made to the Registration Statement. Statements contained in this Prospectus and any Prospectus Supplement concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by the terms of such complete document. Copies of all or any part of the Registration Statement, including all exhibits thereto, may be obtained, upon payment of the prescribed fees, at the Public Reference Section of the Commission or the offices of the NYSE, at the addresses set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by Hibernia with the Commission under the Exchange Act are hereby incorporated by reference in this Prospectus: (i) Hibernia's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) Hibernia's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996; (iii) the definitive Proxy Statement of Hibernia dated March 17, 1996 relating to Hibernia's 1996 Annual Meeting of Shareholders, except for the information contained therein under the headings "Executive Compensation --Report of the Executive Compensation Committee" and "-- Stock Performance Graph", each of which are expressly excluded from incorporation into this Registration Statement and Prospectus; (iv) the description of Hibernia's Common Stock and preferred stock contained in Hibernia's Current Report on Form 8-K dated November 2, 1994; (v) Hibernia's Current Reports on Form 8-K dated July 8, 1996, August 29, 1996 and
September 18, 1996.

  All documents subsequently filed by Hibernia with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents are filed, except that any and all information included in any proxy statement filed by Hibernia under the headings "Executive Compensation -- Report of the Executive Committee" and "-- Stock Performance Graph" are hereby expressly excluded from such incorporation by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a Prospectus Supplement, or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

  Hibernia will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such information). Written or oral requests should be directed to Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, Attention: Assistant Corporate Secretary, telephone
(504) 533-3411.

                             BUSINESS OF HIBERNIA

  Hibernia is a Louisiana corporation registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Hibernia has a single banking subsidiary, Hibernia National Bank ("HNB"), a national banking association with its principal office in New Orleans, Louisiana. As of June 30, 1996, Hibernia had total consolidated assets of approximately $7.5 billion, total deposits of approximately $6.3 billion and shareholders equity of $744 million. As of June 30, 1996, Hibernia was ranked, on the basis of total assets, as the 67th largest bank holding company in the United States and the second largest headquartered in Louisiana.

  As of June 30, 1996, Hibernia had entered into agreements to acquire or merge with three additional banks: Calcasieu Marine National Bank, a national bank headquartered in Lake Charles, Louisiana ("Calcasieu Marine"), for $201.7 million in cash; St. Bernard Bank & Trust Co., a Louisiana state bank headquartered in the New Orleans metropolitan area ("St Bernard"), for $46 million in cash; and Texarkana National Bank, a national bank headquartered in Texarkana, Texas ("Texarkana"), for Hibernia Common Stock valued at approximately $70 million. If the transactions with Calcasieu Marine, St. Bernard and Texarkana had been completed on June 30, 1996, Hibernia would have had total consolidated assets of approximately $8.8 billion and total deposits of approximately $7.5 billion. The acquisition of Calcasieu Marine was consummated on August 26, 1996, and accounted for under the purchase method of accounting. It is anticipated that the transactions with St. Bernard and Texarkana will be consummated in the fourth quarter of 1996. It is anticipated that the acquisition of St. Bernard will be accounted for as a purchase. It is anticipated that the acquisition of Texarkana will be accounted for as a pooling of interests, and Texarkana will be operated as a separate banking subsidiary of Hibernia, as required by Texas law.

  At June 30, 1996, Hibernia served customers through a network of 157 banking offices (including free-standing drive-up locations) and 163 automated teller machines throughout the State of Louisiana. HNB offers a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services and bank credit cards. Securities brokerage and investment banking services, including mutual funds and annuities, are offered by Hibernia's subsidiary, Hibernia Investment Securities. Inc.

  Hibernia is headquartered at 313 Carondelet Street, New Orleans, Louisiana 70130, telephone (504) 533-5552.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, Hibernia intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including Hibernia's working capital needs, the funding of investments in, or extensions of credit to, Hibernia's banking and non-banking subsidiaries, possible acquisitions of other financial institutions or their assets, and possible acquisitions of, or investments in, other businesses of a type eligible for bank holding companies to own. Pending such use, Hibernia may temporarily invest the net proceeds in short-term investment grade securities. Any proposal to use proceeds from any offering of Offered Securities in connection with an acquisition will be disclosed in the Prospectus Supplement relating to such offering.

                          SUPERVISION AND REGULATION

GENERAL

  Hibernia is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHCA. As a bank holding company, Hibernia's activities and those of its banking and nonbanking subsidiaries are limited to the business of banking and activities closely related or incidental to banking, and Hibernia may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board.

  HNB is subject to various federal and state laws and regulations which act to monitor its financial position and govern certain aspects of its operations. As a national bank HNB is supervised, examined and regulated by the Office of the Comptroller of the Currency (the "OCC") under the National Bank Act, as amended. Since national banks are also members of the Federal Reserve System and their deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), they are also subject to the applicable provisions of the Federal Reserve Act, as amended, and the Federal Deposit Insurance Act, as amended, and, in certain respects, to state laws applicable to financial institutions.

  The following description summarizes some of the laws to which Hibernia and its banking subsidiary, HNB, are subject. To the extent statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

PAYMENT OF DIVIDENDS

  Hibernia generally depends upon the payment of dividends by HNB in order to pay dividends to its shareholders and to meet its other needs for cash to pay expenses. Hibernia derives substantially all of its cash from the payment of dividends by HNB, and, consequently, its ability to pay cash dividends is affected by the ability of HNB to pay dividends. HNB is subject to various statutory restrictions on its ability to pay dividends to Hibernia and the ability of HNB to pay dividends in the future could be further influenced by future bank regulatory policies and by capital guidelines. Two different calculations are performed to measure the amount of dividends that a national bank may declare: a recent earnings test and a cumulative net undivided profits test. Under the recent earnings test, among other things, a dividend may not be paid if the total of all dividends declared by the bank in any calendar year is in excess of the current year's net profits combined with the retained net profits of the two preceding years unless that bank obtains the approval of the OCC. Under the cumulative net undivided profits test, a dividend may not be paid in excess of a bank's cumulative net profits after deducting bad debts in excess of the reserve for loan losses. Under the recent earnings test, which is the more restrictive of the two tests, at June 30, 1996, HNB could pay a dividend of $170 million to Hibernia without prior approval of the OCC. HNB had undivided profits of $367 million at June 30, 1996. In addition, the OCC has the authority to prohibit any national bank from engaging in an unsafe or unsound practice, and the OCC has publicly stated its view that it believes that it would generally be an unsafe and unsound practice to pay dividends except out of current operating earnings. In addition, Federal Reserve Board policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. The policy further provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial conditions.

HOLDING COMPANY STRUCTURE

  HNB is subject to restrictions imposed by federal law on the ability of any national bank to extend credit to affiliates, including Hibernia, to purchase the assets thereof, to issue a guarantee, acceptance or letter of credit on their behalf (including an endorsement or standby letter of credit) or to purchase or invest in the stock or securities thereof or to take such stock or securities as collateral for loans to any borrower. Such transactions by HNB with Hibernia or any of Hibernia's nonbanking subsidiaries are limited in amount to ten percent of HNB's capital and surplus and, with respect to Hibernia and all of Hibernia's nonbanking subsidiaries together, to an aggregate of twenty percent of HNB's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts. These and certain other transactions, including any payment of money to Hibernia, must be on terms and conditions that are, or in good faith would be, offered to nonaffiliated companies. In addition, federal and state laws and regulations contain additional restrictions on certain aspects of HNB's lending activities, including the amount of interest that may be charged on certain consumer loans.

  Because Hibernia is a legal entity separate and distinct from its direct and indirect subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, such as HNB, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as Hibernia) or any shareholder or creditor thereof.

  A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled depository institution in danger of default. Cross-guarantee liability may result in the ultimate failure or insolvency of other insured depository institutions in a holding company structure. Any obligation or liability owed by a banking subsidiary to its parent company or any of the banking subsidiary's other affiliates is subordinate to the banking subsidiary's cross-guarantee liability. HNB is currently the only depository institution subsidiary of Hibernia, but it is anticipated that Texarkana will be a separate depository institution subsidiary.

  Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below under "FDICIA," a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

  In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

CAPITAL ADEQUACY

  The Federal Reserve Board has adopted risk-based capital guidelines that require bank holding companies to maintain a minimum ratio of 8% of total capital to risk-weighted assets (which are the credit risk equivalents of balance sheet assets and certain off balance sheet items such as standby letters of credit). At least half of total capital must be Tier I Capital, which is composed of common stockholders' equity, qualifying noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less disallowed intangibles (primarily goodwill), disallowed deferred tax assets and other adjustments. The remainder of capital is Tier II Capital, which may consist of a limited amount of subordinated debt, other perpetual preferred stock, certain mandatory convertible debt securities, hybrid capital instruments and a limited amount of loan loss reserves. At June 30, 1996, Hibernia's consolidated Tier I Capital and total risk-based capital ratios were 13.88% and 15.14%, respectively, which are well above regulatory minimums. If the transactions with Calcasieu Marine, St. Bernard and Texarkana had been consummated as of June 30, 1996, Hibernia's consolidated Tier I Capital and total risk-based capital ratios would have been approximately 10.51% and 11.78%, respectively.

  The Federal Reserve Board and the other federal banking agencies recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk. The agencies plan at some future date to propose the establishment of an explicit minimum capital requirement to account for interest rate risk. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk and certain risks arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

  In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier I Capital to average total assets (the "Leverage Ratio") of 3% for bank holding companies that meet certain specified criteria, including those having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 3% plus an additional amount of up to 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier I capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. Hibernia's Leverage Ratio at June 30, 1996, was 9.86%, which is well above the regulatory minimum. If the transactions with Calcasieu Marine, St. Bernard and Texarkana had been consummated on June 30, 1996, Hibernia's Leverage Ratio on that date would have been approximately 7.33%.

  HNB is subject to similar risk-based and leverage capital requirements adopted by the OCC. As of June 30, 1996, HNB was in compliance with the applicable minimum capital requirements. Neither Hibernia nor HNB has been advised by any federal banking agency of any specific minimum leverage ratio requirement applicable to it.

  If either Hibernia or HNB were to fail to meet any of the aforementioned capital ratio requirements, they could be subjected to a variety of penalties or restrictions, including restrictions on its business and management and, in the most severe cases, the termination of deposit insurance of HNB by the FDIC and placement of HNB into conservatorship or receivership.

ENFORCEMENT POWERS OF THE FEDERAL BANKING AGENCIES

  The Federal Reserve Board and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Hibernia or HNB to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed under "Capital Adequacy," the OCC may appoint the FDIC as conservator or receiver for a banking institution such as HNB (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan, among other things.

FDICIA

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") significantly expanded the regulatory and enforcement powers of federal banking regulators. FDICIA was intended to allow regulators to promptly discover and correct problems at inadequately capitalized banks in the manner that is least costly to the federal deposit insurance funds. The level of regulatory involvement in the operation and management of banks and bank holding companies will be largely determined by the extent of the weakened capital position or possible deterioration in the capital position of subject banks.

  In order to monitor the capital position of banks, FDICIA established five tiers of capital measurement: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capitalization status will depend on how well its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. Under certain circumstances, however, a well capitalized, adequately capitalized or undercapitalized depository institution may be deemed to be in a capitalization category lower than is indicated by its actual capital position. FDICIA permits, and in certain cases requires, banking regulators to take increasingly strong corrective steps, based on the capital tier of any undercapitalized bank, to cause such bank to achieve and maintain capital adequacy. Even if a bank is "adequately capitalized," however, the banking regulators are authorized to apply corrective measures if the bank is determined to be engaged in an unsafe or unsound activity. As of June 30, 1996, HNB exceeded the capital ratios for classification as "well capitalized."

  Banking regulators have broad powers to impose restrictions on banks, depending on the level of capital of an insured depositary institution. The banking regulatory agencies' corrective powers with respect to a depository institution would include placing limits on asset growth and restrictions on activities; requiring the institution to reduce total assets; requiring the institution to issue additional stock (including voting stock) or to be acquired by a healthy institution; placing restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election for the institution's board of directors; requiring that certain senior executive officers or directors be dismissed; prohibiting the bank from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; prohibiting the institution's parent bank holding company from making capital distributions without prior regulatory approval; and, in the most severe cases, appointing a conservator or receiver for the institution.

  If the insured depository institution is undercapitalized, the institution is required to submit a capital restoration plan, and the parent bank holding company is required to guarantee that the institution will comply with any capital restoration plan submitted to, and accepted by, the appropriate federal banking agency in an amount equal to the lesser of (i) 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with the capital restoration plan. Any such guarantee from a depository institution's holding company is entitled to priority of payment in bankruptcy. If such parent bank holding company guarantee is not obtained, the capital restoration plan may not be accepted by the banking regulators. As a result, such institution would be subject to the more severe restrictions imposed on significantly undercapitalized institutions. Further, the failure of such a depositary institution to submit an acceptable capital plan is grounds for the appointment of a receiver.

  FDICIA also contains a number of other provisions affecting depository institutions, including additional reporting and independent auditing requirements, the establishment of safety and soundness standards, a review of accounting standards, and supplemental disclosures and limits on the ability of all but well capitalized depository institutions to acquire brokered deposits.

FDIC INSURANCE ASSESSMENTS

  HNB's deposits are insured by the Bank Insurance Fund (the "BIF") of the FDIC, up to applicable limits. The FDIC has adopted a risk-based assessment system under which the assessment rate for an insured depository institution varies according to the level of risk involved in its activities. Under this risk-based insurance system, HNB currently pays only the minimum assessment of $2,000 per year on its insured deposits.

ACQUISITIONS OF CONTROL OF BANK HOLDING COMPANIES

  The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Hibernia, would, under the circumstances set forth in the presumption, constitute acquisition of control of Hibernia.

  In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding Common Stock of Hibernia, or otherwise obtaining control or a "controlling influence" over Hibernia.

INTERSTATE BANKING AND BRANCHING LEGISLATION

 FEDERAL LAW

  In 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), which affected the interstate banking and branching abilities of bank holding companies and banks.

  Beginning June 1, 1997, Riegle-Neal authorizes a national bank domiciled in one state to establish branches in any other state as long as neither state has opted out of interstate branching between the date of enactment of Riegle-Neal and May 31, 1997. Riegle-Neal, however, does allow states to preserve certain restrictions on the entry of out-of-state banks, such as the fashion in which entry can be made, an age requirement for a bank being merged or acquired and a deposit cap. Under Riegle-Neal, once a bank has established a branch in another state, it may exercise the same rights in that state as national and state banks enjoy in that state, including the ability to branch intra-state. Riegle-Neal provides that states may opt in early to interstate branching prior to June 1, 1997.

  Riegle-Neal also permits states to allow banks to enter the state by establishing a de novo branch in that state. In order to allow de novo entry into a state, that state must expressly provide for de novo branching. Once a bank has established a branch in a host state through de novo branching, it may exercise the same rights in that state as national and state banks enjoy, including the ability to branch intra-state. If a state opts out of interstate branching, no bank domiciled in that state may establish branches in other states, and no bank domiciled in another state may establish branches in that state.

 LOUISIANA LAW

  The Louisiana Banking Laws were amended after the passage of Riegle-Neal to permit banks from other states to operate branches in Louisiana, as long as such branches are acquired by virtue of acquiring a bank that has been in existence and actively engaged in the banking business for at least five years. De novo branching is not permitted.

 TEXAS LAW

  As permitted by Riegle-Neal, the State of Texas has opted out of the provisions of Riegle-Neal, such that banks do not have the ability to create de novo branches in Texas.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

GENERAL

  Pursuant to Hibernia's Articles of Incorporation ("Articles"), the Board of Directors of Hibernia has the authority, without further shareholder action, to issue from time to time a maximum of 100,000,000 shares of preferred stock, without par value, in one or more series and for such consideration, as may be fixed from time to time by the Board of Directors of Hibernia, and to fix before the issuance of any shares of Preferred Stock of a particular series, the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price or prices, if any, and the terms and conditions of the redemption, the voting rights, any sinking fund provisions for the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible, if they are convertible, and any other relative rights, preferences and limitations pertaining to such series. No Preferred Stock is currently outstanding.

  As described under "Depositary Shares" below, Hibernia may, at its option, elect to offer Depositary Shares evidenced by depositary receipts, each representing a fraction (to be specified in the Prospectus Supplement relating to the particular series of Preferred Stock) of a share of the particular series of the Preferred Stock issued and deposited with a depositary, in lieu of offering full shares of such series of the Preferred Stock.

  Under interpretations adopted by the Federal Reserve Board, if the holders of Preferred Stock of any series become entitled to vote for the election of directors because dividends on such series are in arrears as described under "Voting Rights" below, such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over Hibernia) may then be subject to regulation as a bank holding company in accordance with the BHCA. In addition, at such time as such series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire or retain 5% or more of such series, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire or retain 10% or more of such series.

  The Preferred Stock shall have the dividend, liquidation, redemption, voting and conversion rights set forth below unless otherwise specified in the applicable Prospectus Supplement. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the designation, stated value and liquidation preference of such Preferred Stock and the number of shares offered; (ii) the initial public offering price at which such shares will be issued; (iii) the dividend rate or rates (or method of calculation), the dividend periods, the date on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate; (iv) any redemption or sinking fund provisions; (v) any conversion provisions; (vi) whether Hibernia has elected to offer Depositary Shares as described below under "Depositary Shares"; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

  The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable Prospectus Supplement, the shares of each series of Preferred Stock will, upon issuance, rank on a parity in all respects with all other series of Preferred Stock. The Preferred Stock will have no preemptive rights to subscribe for any additional securities which may be issued by Hibernia. Unless otherwise specified in the applicable Prospectus Supplement, ChaseMellon Shareholder Services, L.L.C. will be the transfer agent and registrar for any Preferred Stock issued by Hibernia.

  Because Hibernia is a holding company, its rights and the rights of holders of its securities, including the holders of Preferred Stock, to participate in the assets of any Company subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred shareholders, except to the extent Hibernia may itself be a creditor with recognized claims against such subsidiary or a holder of preferred shares of such subsidiary.

DIVIDENDS

  The holders of the Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of Hibernia, out of funds legally available therefor, dividends at such rates and on such dates as will be specified in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable

Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of Hibernia (or, if applicable, the records of the Depositary referred to below under "Depositary Shares") on such record dates as will be fixed by the Board of Directors of Hibernia. Dividends may be paid in the form of cash, Preferred Stock (of the same or a different series) or Common Stock of Hibernia, in each case as specified in the applicable Prospectus Supplement.

  Dividends on any series of Preferred Stock may be cumulative or noncumulative, as specified in the applicable Prospectus Supplement. If the Board of Directors of Hibernia fails to declare a dividend payable on a dividend payment date on any Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and Hibernia will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared or paid on any future dividend payment dates.

  Hibernia shall not declare or pay or set apart for payment any dividends on any series of its preferred shares ranking, as to dividends, on a parity with or junior to the outstanding Preferred Stock of any series unless (i) if such Preferred Stock has a cumulative dividend ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Preferred Stock for all dividend periods terminating on or prior to the date of payment of any such dividends on such other series of preferred shares of Hibernia, or (ii) if such Preferred Stock is Noncumulative Preferred Stock, full dividends for the dividend period immediately preceding the date of payment of such dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment. When dividends are not paid in full upon Preferred Stock of any series and any other shares of preferred stock of Hibernia ranking on a parity as to dividends with such Preferred Stock, all dividends declared upon such Preferred Stock and any other preferred shares of Hibernia ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other shares shall in all cases bear to each other the same ratio that the accrued dividends per share on such Preferred Stock (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) and such other preferred shares bear to each other. Except as set forth in the preceding sentence, unless full dividends on the outstanding Cumulative Preferred Stock of any series have been paid for all past dividend periods and full dividends for the then-current dividend period on the outstanding Noncumulative Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of Common Stock of Hibernia or other shares of Hibernia ranking junior to such Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or paid or set aside for payment upon the Common Stock of Hibernia or on any other shares of Hibernia ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation. Unless full dividends on the Cumulative Preferred Stock of any series have been paid for all past dividend periods and full dividends for the then-current dividend period on the Noncumulative Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no Common Stock or any other shares of Hibernia ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of any such shares) by Hibernia or any subsidiary of Hibernia except by conversion into or exchange for shares of Hibernia ranking junior to such Preferred Stock as to dividends and upon liquidation.

  The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period.

  Each series of Preferred Stock will be entitled to dividends as described in the applicable Prospectus Supplement, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination.

REDEMPTION

  A series of the Preferred Stock may be redeemable, in whole or in part, at the option of Hibernia, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified in the applicable Prospectus Supplement and subject to the rights of holders of other securities of Hibernia. Preferred Stock redeemed by Hibernia will be restored to the status of authorized but unissued preferred shares.

  The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by Hibernia in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of Hibernia, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of Hibernia pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board of Directors of Hibernia and such shares shall be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot or by any other method as may be determined by the Board of Directors of Hibernia.

  Notwithstanding the foregoing, if any dividends, including any accumulation, on Cumulative Preferred Stock of any series are in arrears, no Preferred Stock of such series shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed, and Hibernia shall not purchase or otherwise acquire any Preferred Stock of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer, provided such offer is made on the same terms to all holders of the Preferred Stock of such series.

  Notice of redemption shall be given by mailing the same to each record holder of the Preferred Stock to be redeemed, not less than 30 nor more than 60 days prior to the date fixed for redemption thereof, to the respective addresses of such holders as the same shall appear on the stock books of Hibernia. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and
(vi) the date upon which the holder's conversion rights, if any, as to such shares, shall terminate. If fewer than all the shares of Preferred Stock of any series held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Preferred Stock to be redeemed from such holder.

  If notice of redemption of any shares of Preferred Stock has been given, from and after the redemption date for such shares (unless default shall be made by Hibernia in providing money for the payment of the redemption price of such shares), dividends on such shares shall cease to accrue and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as shareholders of Hibernia (except the right to receive the redemption price) shall cease. Upon surrender in accordance with such notice of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of Hibernia shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by Hibernia. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

CONVERSION RIGHTS

  The Prospectus Supplement relating to a series of the Preferred Stock that is convertible will state the terms on which shares of such series are convertible into Hibernia's Common Stock, or another series of Preferred Stock.

RIGHTS UPON LIQUIDATION

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of Hibernia, the holders of each series of Preferred Stock shall be entitled to receive out of the assets of Hibernia available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class or series of shares ranking junior to such Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such Preferred Stock as set forth in the Prospectus Supplement relating to such series plus accrued and unpaid dividends for the then current dividend period and if such series of Preferred Stock is cumulative, for all dividend periods prior thereto. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Hibernia, the amounts payable with respect to Preferred Stock of any series and any other shares of Hibernia ranking as to any such distribution on a parity with such Preferred Stock are not paid in full, the holders of such Preferred Stock and of such other shares will share ratably in any such distribution of assets of Hibernia in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Stock of any series will not be entitled to any further participation in any distribution of assets by Hibernia.

VOTING RIGHTS

  Except as indicated below or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to vote. In the event Hibernia issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described under "Depositary Shares" below, if Hibernia elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote, per Depositary Share. Since each full share of any series of Preferred Stock of Hibernia shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of Preferred Stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of Preferred Stock.

  If the equivalent of six quarterly dividends payable on any series of Preferred Stock are in default, the number of directors of Hibernia will be increased by two and the holders of all outstanding series of Preferred Stock, voting as a single class without regard to series, will be entitled to elect such additional two directors until all dividends in default have been paid or declared and set apart for payment.

  The affirmative vote or consent of the holders of at least two-thirds of the shares of Preferred Stock of any series present or represented at a meeting, voting as a class, will be required for any amendment to Hibernia's Articles that will adversely affect the powers, preferences, privileges or rights of the Preferred Stock of such series. The affirmative vote or consent of the holders of at least two-thirds of the shares of Preferred Stock of any series and any other series of preferred shares of Hibernia ranking on a parity with the Preferred Stock of such series as to dividends or upon liquidation present or represented at a meeting, voting as a single class without regard to series, will be required to authorize, effect or validate the creation, authorization or issue of any shares of any class of stock of Hibernia ranking prior to the Preferred Stock of such series as to dividends or upon liquidation, or the reclassification of any authorized stock of Hibernia into any such prior shares, or the creation, authorization or issue of any obligation or security convertible into or evidencing the right to purchase any such prior shares.

  Subject to such affirmative vote or consent of the holders of the outstanding shares of Preferred Stock of any series, Hibernia may, by resolution of its Board of Directors or as otherwise permitted by law, from time to time alter or change the preferences, rights or powers of the Preferred Stock of such series. The holders of the Preferred Stock of such series shall not be entitled to participate in any such vote if, at or prior to the time when any such alteration or change is to take effect, provision is made for the redemption of all the Preferred Stock of such series at the time outstanding. Nothing in this section shall be taken to require a class vote or consent in connection with the authorization, designation, increase or issuance of any shares of any class or series (including additional Preferred Stock of any series) that rank junior to or on a parity with the Preferred Stock of such series as to dividends and liquidation rights or in connection with the authorization, designation, increase or issuance of any bonds, mortgages, debentures or other obligations of Hibernia.

TRANSFER AGENT AND REGISTRAR

  Unless otherwise specified in the applicable Prospectus Supplement, ChaseMellon Shareholder Services, L.L.C. will be the transfer agent and registrar for any Preferred Stock issued by Hibernia.

                               DEPOSITARY SHARES

  The following description of the terms of Depositary Shares sets forth certain general terms and provisions of Depositary Shares to which any Prospectus Supplement may relate. Certain other terms of any Depositary Shares offered by any Prospectus Supplement will be specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any Depositary Shares may differ from the terms set forth below. The description of Depositary Shares set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to Hibernia's Articles relating to the applicable series of Preferred Stock, which Articles will be amended and filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part.

GENERAL

  Hibernia may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. If such option is exercised, Hibernia will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

  The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between Hibernia and a bank or trust company selected by Hibernia having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, conversion and liquidation rights).

  The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. Copies of the forms of Deposit Agreement and Depositary Receipt will be filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

  Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of Hibernia, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at Hibernia's expense.

WITHDRAWAL OF PREFERRED STOCK

  Upon surrender of Depositary Receipts at the principal office of the Depositary (unless the related Depositary Shares have previously been called for redemption), the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his order, of the number of whole shares of Preferred Stock and any money or other property represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing a number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of shares of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Shares therefor.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders. The Depository shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Hibernia, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF DEPOSITARY SHARES

  If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 nor more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever Hibernia redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Hibernia will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Hibernia and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by Hibernia or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of Hibernia and such distribution has been distributed to the holders of Depositary Receipts.

CHARGES OF DEPOSITARY

  Hibernia will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Hibernia will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

  The Depositary will forward to the holders of Depositary Shares all reports and communications from Hibernia which are delivered to the Depositary and which Hibernia is required to furnish to the holders of the Preferred Stock.

  Neither the Depositary nor Hibernia will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Hibernia and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Depositary may resign at any time by delivering to Hibernia notice of its election to do so, and Hibernia may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. Certain other terms of any Debt Securities offered by any Prospectus Supplement will be specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any Debt Securities may differ from the terms set forth below. The description of the terms of the Debt Securities set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, which Indenture will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part.

  Hibernia is a bank holding company, and the right of Hibernia to participate as a shareholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up (and thus the ability of holders of the Debt Securities to benefit, as creditors of Hibernia, from such distribution) is subject to the prior claims of creditors of any such subsidiary. Hibernia's bank subsidiaries are subject to claims by creditors for debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which Hibernia's bank subsidiaries may pay dividends or otherwise supply funds to Hibernia or its affiliates. See "Supervision and Regulation."

GENERAL

  The Debt Securities will be subordinated to any Senior Indebtedness (as hereinafter defined) now existing or that Hibernia may issue in the future. The Debt Securities will be issued under an Indenture, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part (the "Indenture"). The Indenture will be entered into between Hibernia and a bank to be selected by Hibernia as the trustee thereunder (the "Trustee"). The statements under this caption are brief summaries of certain provisions contained in the Indenture, do not purport to be complete and are qualified in their entirety by reference to the Indenture. Whenever defined terms are used but not defined herein, such terms shall have the meanings ascribed to them in the Indenture, it being intended that such defined terms shall be incorporated herein by reference.

  The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and the Indenture provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by Hibernia and will be denominated in United States dollars. Neither the Indenture nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by Hibernia or any of its subsidiaries.

  Debt Securities of a series may be issued in registered form without coupons ("Registered Securities"), or in the form of one or more global securities in registered or bearer form (each a "Global Security").

  Reference is made to the Prospectus Supplement for a description of the following terms, where applicable, of each series of Debt Securities in respect of which this Prospectus is being delivered: (i) the title of such Debt Securities; (ii) the limit, if any, on the aggregate principal amount or aggregate initial public offering price of such Debt Securities; (iii) the priority of payment of such Debt Securities; (iv) the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (v) the date or dates on which the principal of the Debt Securities will be payable; (vi) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, or the method of determining the same; (vii) the date or dates from which such interest, if any, on the Debt Securities will accrue, the date or dates on which such interest, if any, will be payable, the date or dates on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates; (viii) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent global Debt Security will be paid; (ix) each office or agency where, subject to the terms of the applicable Indenture, the Debt Securities may be presented for registration of transfer or exchange; (x) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities will be payable; (xi) the date or dates, if any, after which such Debt Securities may be redeemed or purchased in whole or in part, at the option of Hibernia or mandatorily pursuant to any sinking, purchase or analogous fund or may be required to be purchased or redeemed at the option of the holder, and the redemption or repayment price or prices thereof; (xii) if other than denominations of $1,000 or any integral multiple thereof, the denomination or denominations in which such Debt Securities are authorized to be issued;
(xiii) any index used to determine the amount of payments of principal of, premium, if any, and interest on the Debt Securities; (xiv) the payment of any additional amounts with respect to the Debt Securities; (xv) whether any of the Debt Securities will be issued as Original Issue Discount Securities (as defined below); (xvi) information with respect to book-entry procedures, if any; (xvii) the terms, if any, upon which the Debt Securities may be convertible into or exchanged for Common Stock, Preferred Stock (which may be represented by Depositary Shares), other Debt Securities or any other securities of Hibernia and the terms and conditions upon which such conversion or exchange will be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein; (xviii) any additional covenants, Defaults or Events of Default not currently set forth in the Indenture; and (xix) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

  Debt Securities may be issued at an issue price (as specified in the applicable Prospectus Supplement) that is less the one hundred percent of the principal amount thereof ("Original Issue Discount Securities"). There may not be any periodic payments of interest on Original Issue Discount Securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the Prospectus Supplement, the terms of such security and the Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security. Federal income tax considerations with respect to Original Issue Discount Securities will be set forth in the Prospectus Supplement relating thereto.

SUBORDINATION

  The Debt Securities will be direct, unsecured obligations of Hibernia and will be subject to the subordination provisions described below. The Debt Securities will be subordinated to any Senior Indebtedness of Hibernia now existing or issued in the future.

  It is the intent of Hibernia that Debt Securities issued by Hibernia be treated as Tier II capital for calculation of regulatory capital ratios. The Federal Reserve Board has issued interpretations of its capital regulations indicating, among other things, that subordinated indebtedness of bank holding companies issued on or after September 4, 1992, is includable in Tier II capital for calculation of regulatory capital ratios only if the subordination of the indebtedness meets certain criteria and if the indebtedness may be accelerated only for bankruptcy, insolvency and similar matters. Accordingly, the Indenture contains subordination and acceleration provisions for the Debt Securities which are intended to be consistent with the Federal Reserve Board interpretations.

  "Senior Indebtedness" is defined in the Indenture as (i) Senior Indebtedness for Money Borrowed and (ii) General Obligations. "Senior Indebtedness for Money Borrowed" means (i) the principal of, premium, if any and interest on all of Hibernia's indebtedness for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of such indebtedness for money borrowed, other than the Debt Securities and indebtedness for money borrowed that by its terms is expressly stated to rank pari passu with the Debt Securities or junior in right of payment to the Debt Securities. The term "indebtedness for money borrowed" includes, without limitation, any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. "General Obligations" means all obligations of Hibernia to make payment on account of claims of general creditors, other than (i) Senior Indebtedness for Money Borrowed, (ii) the Debt Securities, and (iii) indebtedness for money borrowed that by its terms is expressly stated to rank pari passu with the Debt Securities or junior in right of payment to the Debt Securities. If the Federal Reserve Board promulgates any rule or issues any interpretation defining or describing the term "general creditor" for purposes of its criteria for the inclusion of subordinated debt of a bank holding company in capital, the term "General Obligations" shall mean obligations to "general creditors" as defined or described in such rule or interpretation, as from time to time in effect, other than obligations described in clauses (i),
(ii) and (iii) above. If the Federal Reserve Board promulgates any rule or issues any interpretation that permits Hibernia to include the Debt Securities in its capital if they were subordinated in right of payment to Senior Indebtedness for Borrowed Money without regard to any other obligations of Hibernia, or that otherwise eliminates the requirement that subordinated debt of a bank holding company must be subordinated in right of payment to its "general creditors" in order to be included in capital, or that causes the Debt Securities to be excluded from capital notwithstanding the subordination provisions described in the Indenture, or if any event occurs that results in Hibernia no longer being subject to capital requirements of bank regulatory authorities, the provisions of the Indenture providing for subordination of the Debt Securities in favor of creditors in respect of General Obligations shall immediately and automatically be terminated without further action by Hibernia or the Trustee, and thenceforth the term "Senior Indebtedness" shall mean Senior Indebtedness for Money Borrowed only.

  Upon any distribution of assets of Hibernia upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Debt Securities is to be subordinated in right of payment, to the extent provided in the Indenture, to the prior payment in full of all Senior Indebtedness.

  Upon any distribution of assets of Hibernia upon any dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due before the holders of the Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Debt Securities.

  In addition, no payment may be made of the principal of, premium, if any, or interest on the Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Debt Securities, at any time when
(i) there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any Senior Indebtedness for Money Borrowed or (ii) any Event of Default with respect to any Senior Indebtedness for Money Borrowed has occurred and is continuing, or would occur as a result of such payment on the Debt Securities or any redemption, retirement, purchase or other acquisition of any of the Debt Securities, permitting the holders of such Senior Indebtedness for Money Borrowed to accelerate the maturity thereof. Except as described above, the obligation of Hibernia to make payment of the principal of, premium, if any, or interest on the Debt Securities will not be affected.

  Subject to payment in full of all Senior Indebtedness, the rights of the holders of Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of Hibernia applicable to Senior Indebtedness.

  The subordination provisions in the Indenture are provided for the benefit of the holders of Senior Indebtedness for Money Borrowed and are not intended for the benefit of creditors in respect of General Obligations. Under, one or more of the circumstances set forth in the definition of "General Obligations" herein, the Company and the Trustee may amend the Indenture to reduce or eliminate the rights of creditors in respect of General Obligations without the consent of such creditors or the Holders of the Securities.

CONVERSION

  Certain Debt Securities (the "Convertible Debt Securities") may be convertible into other Conversion Securities (as defined herein) of Hibernia, as specified in any Prospectus Supplement. The holders of such Convertible Debt Securities of a specified series may be entitled or, if so provided in the applicable Prospectus Supplement, may be required at such time or times specified in the applicable Prospectus Supplement, subject to prior redemption, repayment or repurchase, to convert any Convertible Debt Securities of such series (in denominations set forth in the applicable Prospectus Supplement) into Common Stock, Preferred Stock, another series of Debt Securities, or Depositary Shares, as the case may be (collectively, the foregoing securities into which the Convertible Debt Securities may convert are referred to herein as "Conversion Securities") at the conversion price set forth in the applicable Prospectus Supplement, subject to adjustment as described below, and in the applicable Prospectus Supplement. The relevant provisions for each series of Convertible Debt Securities will be set forth in the applicable Prospectus Supplement. Except as described below or in the applicable Prospectus Supplement, no adjustment will be made upon conversion of any Convertible Debt Securities for interest accrued thereon or for dividends on any Conversion Securities issued. If any Convertible Debt Securities not called for redemption are converted between a Regular Record Date for the payment of interest and the next succeeding Interest Payment Date, such Convertible Debt Securities must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. Hibernia is not required to issue fractional shares of Common Stock or Preferred Stock upon conversion of Convertible Debt Securities that are convertible into Common Stock or Preferred Stock, respectively, and, in lieu thereof, will pay a cash adjustment, in the case of Convertible Debt Securities convertible into Common Stock, based upon the market value of the Common Stock, and in the case of Convertible Debt Securities convertible into Preferred Stock, based upon the liquidation preference of such series of Preferred Stock, unless otherwise specified in the Prospectus Supplement. In the case of Convertible Debt Securities convertible into securities other than Common Stock or Preferred Stock, such adjustment will be based on such method as is set forth in the Prospectus Supplement.

  The conversion price for a series of Convertible Debt Securities that are convertible into Common Stock is subject to adjustment upon the occurrence of certain events under formulas that will be set forth in the applicable Prospectus Supplement.

LEVERAGED AND OTHER TRANSACTIONS

  The Indenture and the Debt Securities do not contain, among other things, provisions which would afford holders of the Debt Securities protection in the event of a sudden decline in credit rating that might result from a recapitalization, restructuring or a highly leveraged or other transaction involving Hibernia which could adversely affect the holders of Debt Securities.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS, ETC.

  Unless otherwise provided in the applicable Prospectus Supplement, an Event of Default with respect to Debt Securities of any series is defined in the Indenture as an event involving the bankruptcy or reorganization of Hibernia and any other Event of Default provided with respect to Debt Securities of that series. A Default with respect to Debt Securities of any series is defined in the Indenture as (i) an Event of Default with respect to such series, (ii) default in the payment of the principal of or premium, if any, on any Debt Security of such series when due, (iii) default in the payment of interest upon any Debt Security of such series when due and the continuance of such default for a period of 30 days, (iv) default in the performance of any other covenant or agreement of Hibernia in the Indenture with respect to Debt Securities of such series and continuance of such default for 60 days after written notice, or (v) any other Default provided with respect to Debt Securities of any series. If an Event of Default with respect to any series of Debt Securities for which there are Debt Securities outstanding under the Indenture occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series may declare the principal amount (or if such Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Debt Securities of any series outstanding under the Indenture may waive an Event of Default resulting in acceleration of such Debt Securities, but only if all Defaults have been remedied and all payments due (other than those due as a result of acceleration) have been made. Prior to acceleration of maturity of the Debt Securities of any series outstanding under the Indenture, the holders of a majority in aggregate principal amount of such Debt Securities may waive any past default under the Indenture except a default in the payment of principal of, premium, if any, or interest on the Debt Securities of such series. If a Default occurs and is continuing, the Trustee may in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Debt Securities of any series outstanding under the Indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Indenture shall, proceed to protect the rights of the holders of all the Debt Securities of such series. In the event of a Default specified in clauses (ii) or (iii) above in payment of principal of, premium, if any, or interest on any Debt Security of any series, Hibernia will, upon demand of the Trustee, pay to it, for the benefit of the holder of any such Debt Security, the whole amount then due and payable on such Debt Security for principal, premium, if any, and interest. If Hibernia fails to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof. Finally, the holder of any Debt Security of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Debt Security on the respective Stated Maturities (as defined in the Indenture) expressed in such Debt Security and that such right shall not be impaired without the consent of such holder.

  Hibernia is required to file annually with the Trustee a written statement of officers as to the existence or non-existence of defaults under the Indenture and the Debt Securities.

MODIFICATION OF THE INDENTURE

  The Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each affected series, modifications and alterations of the Indenture may be made which affect the rights of the holders of such Debt Securities; provided, however, that no such modification or alteration may be made without the consent of the holder of each Debt Security so affected which would, among other things, (i) change the maturity of the principal of, or of any installment of interest, or premium, if any, on, any Debt Security issued pursuant to such Indenture, or reduce the principal amount thereof or any premium thereon, or change the method of calculation of interest or the currency of payment of principal or interest, or premium, if any, on, or reduce the minimum rate of interest thereon, or impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof; or (ii) reduce the above stated percentage in principal amount of outstanding Debt Securities required to modify or alter the Indenture.

CONSOLIDATION MERGER OR SALE OF ASSETS

  The Indenture provides that Hibernia may, without the consent of the holders of any of the Debt Securities outstanding under the Indenture, consolidate with, merge into or transfer its assets substantially as an entirety to any person, provided that (i) any such successor assumes Hibernia's obligations on the applicable Debt Securities and under the Indenture, (ii) after giving effect thereto, no Default in the Debt Securities shall have happened and be continuing and (iii) certain other conditions under the Indenture are met. Accordingly, any such consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create any Default which would entitle holders of the Debt Securities, or the Trustee on their behalf, to take any of the actions described below under "Events of Default, Defaults, Waivers, etc."

LIMITED RIGHTS OF ACCELERATION

  Unless otherwise specified in the Prospectus Supplement relating to any series of Debt Securities, payment of principal of the Debt Securities may be accelerated only in case of the bankruptcy or reorganization of Hibernia. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on the Debt Securities or the performance of any other covenant of Hibernia in the Indenture.

REGISTRATION AND TRANSFER

  Debt Securities (other than a Global Security) will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. Debt Securities (other than a Global Security) may be presented for transfer (with the form of transfer endorsed thereon duly executed) or exchanged for other Debt Securities of the same series at the office of the Note Registrar specified according to the terms of the Indenture. With respect to Debt Securities having the City of New York as a place of payment, Hibernia will appoint a Note Registrar or Co-Note Registrar located in the City of New York for such transfer or exchange. Such transfer or exchange shall be made without service charge, but Hibernia may require payment of any taxes or other governmental charges as described in the Indenture.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Debt Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Debt Depositary for such Global Security to a nominee of such Debt Depositary or by a nominee of such Debt Depositary to such Debt Depositary or another nominee of such Debt Depositary or by the Debt Depositary or any nominee to a successor Debt Depositary or any nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Debt Securities in the form of one or more Global Securities will be described in the Prospectus Supplement relating to such series. Hibernia anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Debt Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Debt Depositary ("participants"). Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Debt Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Debt Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Debt Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Debt Depositary or its nominee will be made to the Debt Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither Hibernia, the Trustee, the Paying Agent, nor the Note Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Hibernia expects that the Debt Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities will credit participants' accounts immediately with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Debt Depositary or its nominee. Hibernia also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

  If the Debt Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Hibernia within 90 days, Hibernia will issue individual Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, Hibernia may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if Hibernia so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to Hibernia, the Trustee and the Debt Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Debt Securities of such series so issued in definitive form will be issued in denominations, unless otherwise specified by Hibernia, of $1,000 and integral multiples thereof.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, premium, if any, and any interest on the Debt Securities will be made at the office of such Paying Agent or Paying Agents as Hibernia may designate from time to time, except that, at the option of Hibernia, payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the applicable Note Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the applicable Note Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such payment.

SATISFACTION AND DISCHARGE; DEFEASANCE

  The Indenture shall cease to be effective and the Trustee shall acknowledge satisfaction and discharge of the Indenture when all of the Debt Securities have been paid in full and delivered to the Trustee for cancellation. Furthermore, the Indenture shall cease to be effective (except as to certain surviving rights of registration or transfer, the obligation to hold deposited funds in trust, and the rights to receive amounts due on the Debt Securities outstanding) when Hibernia has deposited with the Trustee amounts sufficient to pay and discharge the entire remaining indebtedness of Hibernia on Debt Securities that either have become due and payable or will become due and payable within one year from such deposit.

GOVERNING LAW

  The Indenture and the Debt Securities shall be construed in accordance with and governed by the laws of the State of New York.

THE TRUSTEE

  The Trustee shall be a bank selected by Hibernia, which bank shall have minimum amounts of assets and unrestricted retained earnings which shall be specified by Hibernia. The name of the specific bank chosen to act as Trustee will be set forth in the Prospectus Supplement issued with respect to any Debt Securities.

                          DESCRIPTION OF COMMON STOCK

  Hibernia has authorized 200,000,000 shares of Common Stock, no par value, of which 122,109,986 were outstanding on June 30, 1996. The following description of such Common Stock is qualified in its entirety by reference to Hibernia's Articles and By-laws and to the applicable provisions of the Louisiana Business Corporation Law.

  Shares of Common Stock of Hibernia may be issued from time to time, in such amounts and proportion and for such consideration as may be fixed by the Board of Directors of Hibernia. No holder of Common Stock has any preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities which may be issued by Hibernia. The Common Stock has no redemptive or sinking fund provisions applicable thereto. Common Stock does not have any conversion rights. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

VOTING RIGHTS

  Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders of Hibernia. Holders of Common Stock do not have cumulative voting rights. As a result, the holders of more than 50% of the Common Stock may elect all of the directors of Hibernia.

DIVIDEND RIGHTS

  Holders of outstanding shares of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors of Hibernia, in its discretion, out of funds legally available therefor, payable in cash, stock or other property as determined by the Board of Directors. The Company is also subject to certain regulatory restrictions on the payment of dividends. See "Supervision and Regulation -- Payment of Dividends". The payment of dividends on the Common Stock is subject to the prior payment of dividends on any shares of the Preferred Stock outstanding.

LIQUIDATION RIGHTS

  In the event of the liquidation, dissolution or winding up of Hibernia, whether voluntary or involuntary, the holders of Common Stock are entitled to receive pro rata any assets distributable to shareholders in respect of their shares upon the occurrence of such events, subject to the prior rights of creditors of the Company and holders of any outstanding shares of Preferred Stock.

NO PREEMPTIVE RIGHTS

  Holders of Common Stock do not have the right to subscribe to any additional shares of capital stock that may be issued by Hibernia.

STOCK EXCHANGE LISTING

  Hibernia's Common Stock is listed and traded on the NYSE under the symbol
HIB.

CERTAIN BYLAW PROVISIONS

  Hibernia's Bylaws contain certain provisions, summarized below, that could have the effect of delaying, deterring or preventing a merger, tender offer or other takeover attempt of Hibernia. This summary is subject to, and qualified in its entirety by, the provisions of Hibernia's Bylaws, as well as the provisions of any applicable laws.

  The board of directors is divided into three classes of directors serving staggered three-year terms. The directors may be removed by the vote of the holders of a majority of the shares entitled to vote at an election of directors for cause or by two-thirds of the total voting power without cause or by the vote of a majority of the directors with cause or in certain other limited circumstances (e.g. bankruptcy, incapacity, etc.). The total number of directors and the number of directors constituting each class of directors (with each of the three classes being required to be equal as nearly as possible) can be fixed or changed, from time to time, by the board of directors. In addition, provisions in Hibernia's Bylaws require shareholders to give advance notice of proposals to be presented at meetings of the shareholders, including director nominations.

                             PLAN OF DISTRIBUTION

  The distribution of the Offered Securities may be effected from time to time in one or more distributions or transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the specific method of distribution of the Offered Securities offered in such Prospectus Supplement.

  Hibernia may sell Securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters, which may include Morgan Stanley & Co. Incorporated, or through one or more underwriters acting alone. Each Prospectus Supplement will set forth the terms of the Offered Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents with whom Hibernia has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities, and the net proceeds to Hibernia from such sale, any underwriting discounts and other items constituting compensation to the underwriters, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such Offered Securities will be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

  Offered Securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, which may include Morgan Stanley & Co. Incorporated, or through one or more underwriters acting alone. The underwriter or underwriters with respect to each underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent and each of the underwriters with respect to a sale of Offered Securities will be obligated to purchase all of its Offered

Securities if any are purchased. Any public offering price and/or any discounts or concession allowed or reallowed or paid to dealers may be changed from time to time.

  Offered Securities may be offered and sold by Hibernia through agents designated by Hibernia from time to time. Any agent involved in the offer and sale of any Offered Securities will be named, and any commissions payable by Hibernia to such agent will be set forth, in the Prospectus Supplement relating to such offering. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  Offers to purchase Offered Securities may be solicited directly by Hibernia and sales thereof may be made by Hibernia directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto. The anticipated place and time of delivery of Offered Securities will be set forth in the applicable Prospectus Supplement.

  Any underwriter or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold and any discounts or commissions received by them from Hibernia and any profit realized by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

  Underwriters and agents may be entitled, under agreements entered into with Hibernia, to indemnification by Hibernia against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for, Hibernia and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for Hibernia by Phelps Dunbar, L.L.P., New Orleans, Louisiana, and certain legal matters relating to the Offered Securities will be passed upon for the underwriters by counsel named in the Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements of Hibernia Corporation incorporated by reference in Hibernia Corporation's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of CM Bank Holding Company and Subsidiary for the year ended December 31, 1995 incorporated by reference in this Prospectus by reference from Hibernia's Form 8-K dated August 29, 1996, have been audited by Leon C. Theriot & Associates, independent auditors, as stated in their report, which report is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

       The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation are:

       SEC Registration Fee ............................................$86,200
       Blue Sky Fees and Expenses.......................................$20,000
       Accounting Fees and Expenses.....................................$20,000
       Legal Fees and Expenses.........................................$100,000
       Printing and Engraving Expenses .................................$75,000
       Trustees' Fees and Expenses..........................................N/A
       Transfer Agents' Fees and Expenses...................................N/A
       Rating Agency Fees...................................................N/A
       Miscellaneous....................................................$10,000
             Total.....................................................$311,200

All amounts except the SEC registration fee and the rating agency fees are estimates.

Item 15.  Indemnification of Directors and Officers.

       The Louisiana Business Corporation Law ("LBCL") contains two provisions that directly affect the liability of officers and directors of Louisiana corporations to the corporations and shareholders whom they serve. Section 83 permits Louisiana corporations to indemnify officers and directors, as well as certain other individuals who act on behalf of such corporations. Sections 91 and 92 set forth the liability of officers and directors of Louisiana corporations.

       Section 91 of the LBCL provides that officers and directors of Louisiana corporations are fiduciaries with respect to the corporation and its shareholders and requires that they discharge the duties of their positions as such in good faith and with the diligence, care, judgment and skill which ordinarily prudent men would exercise under similar circumstances in like positions. Section 91 specifically provides that it is not intended to derogate from any indemnification permitted under Section 83, discussed below.

       Section 92 of the LBCL limits the liability of officers and directors with respect to certain matters, as well as imposes personal liability for certain actions, such as the knowing issuance of shares in violation of the LBCL. Paragraph E of Section 92 permits a director, in the performance of his duties, to be fully protected from liability in relying in good faith on the records of the corporation and upon such information, opinions, reports or statements presented to the corporation, the board of directors, or any committee of the board by any of the corporation's officers or employees, or by any committee of the board of directors, or by any counsel, appraiser, engineer or independent or certified public accountant selected with reasonable care by the board of directors or any committee thereof or any officer having the authority to make such a selection or by any other person as to matters the directors reasonably believe are within such other person's professional or expert competence and which person is selected with reasonable care by the board of directors or any committee thereof or any officer having the authority to make such selection.

       Section 83 of the LBCL permits a Louisiana corporation to indemnify any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation in one of those capacities for another business. Such persons may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with any such action as long as the indemnified party acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to criminal actions or proceedings, the indemnified person must not only have acted in good faith and in a manner believed to be in or not opposed to the best interest of the corporation; he or she must also not have had any reasonable cause to believe that his or her conduct was unlawful.

       The LBCL treats suits by or in the right of the corporation, or derivative suits, differently from other legal actions. Indemnification is not permitted in a derivative action for any expenses if the individual seeking indemnification is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation unless specifically ordered by the court. Otherwise, officers and directors may be indemnified in derivative actions only with respect to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of the action.

       Indemnification of officers and directors may only be made by the corporation if the corporation has specifically authorized indemnification after determining that the applicable standard of conduct has been met. This determination may be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable or a quorum of disinterested directors so directs, by independent legal counsel, or (iii) by the shareholders.

       Indemnification of officers and directors against reasonable expenses is mandatory under Section 83 of the LBCL to the extent the officer or director is successful on the merits or in the defense of any action or suit against him giving rise to a claim of indemnification.

       Louisiana corporations are permitted to advance the costs of defense to officers and directors with respect to claims for which they may be indemnified under Section 83 of the LBCL. In order to advance such costs, however, such procedure must be approved by the board of directors by a majority of a quorum consisting of disinterested directors. In addition, a corporation may only advance defense costs if it has received an undertaking from the officer or director to repay the amounts advanced unless it is ultimately determined that he or she is entitled to be indemnified as otherwise authorized by Section 83.

       Louisiana corporations are also specifically permitted to procure insurance on behalf of officers and directors and former officers and directors for actions taken in their capacities as such. Insurance coverage may be broader than the limits of indemnification under Section 83. Also, the indemnification provided for in Section 83 is not exclusive of any other rights to indemnification, whether arising from contracts or otherwise.

       The Company has adopted an indemnification provision to its articles of incorporation that provides for indemnification of officers and directors under the circumstances permitted by Louisiana law. The Company's indemnification provision requires indemnification, except as prohibited by law, of officers and directors of the Company or any of its wholly-owned subsidiaries against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil or criminal, administrative or investigative (including any action by or in the right of the Company) by reason of the fact that the person served as an officer or director of the Company or one of its subsidiaries. Officers and directors may only be indemnified against expenses in cases brought by the officer or director against the Company if the action is a claim for indemnification, the officer or director prevails in the action, or indemnification is included in any settlement or is awarded by the court. The indemnification provision further requires the Company to advance defense costs to officers and directors in such suits and proceedings upon receipt of an undertaking to repay such expenses unless it is ultimately determined that the officer or director is entitled to indemnification as authorized by the Article.

       The Company's Articles of Incorporation further provide that no director or officer of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as an officer or director. This provision is limited to those circumstances in which such a limitation of liability is permitted under applicable law and would not be operative in any circumstances in which the law prohibits such an limitation.

Item 16.  Exhibits.

EXHIBIT NO.                      DESCRIPTION OF EXHIBITS

1(a)            Form of Underwriting Agreement -- Subordinated Notes*

1(b)            Form of Underwriting Agreement -- Preferred Stock**

1(c)            Form of Distribution Agreement -- Subordinated Notes*

1(d)            Form of Distribution Agreement -- Preferred Stock*

4(a)            Form of Indenture between Hibernia and the Trustee thereunder**

4(b)            Form of Subordinated Note**

4(c) Articles of Incorporation of Hibernia, as amended to date (incorporated herein by reference to Exhibit 3.1 to Hibernia's Annual Report on Form 10-K for the fiscal year ended
                December 31, 1994)

4(d) Form of Articles of Amendment to the Articles of Incorporation of the Hibernia designating the preferences, rights and limitations relating to Preferred Stock

4(e) By-laws of Hibernia, as amended to date (incorporated herein by reference to Exhibit 3.2 to Hibernia's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

4(f) Form of Deposit Agreement, with Form of Depositary Receipt as an exhibit thereto*

5 Form of Opinion of Counsel for Hibernia (including Consent of Counsel for Hibernia)**

12              Statement regarding Computation of Ratios

23(a)           Consent of Counsel for Hibernia (included in Exhibit 5)**

23(b)(i)        Consent of Ernst & Young LLP

23(b)(ii)       Consent of Leon C. Theriot & Associates

24              Powers of Attorney**

_________

*      To be filed by amendment or incorporated herein by reference.


**     Previously filed.

Item 17.  Undertakings.

       The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (6) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                     SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment Number 1 to its Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on September 18, 1996.


                                       HIBERNIA CORPORATION



                                 By:   /s/ Patricia C. Meringer
                                     -------------------------------------------
                                       Patricia C. Meringer
                                       Senior Vice President
                                       and Secretary


       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on September 18, 1996.

Signatures                       Title                           Date
       *
__________________________       Chairman of the Board           September 18, 1996
Robert H. Boh

       *
__________________________       President, Chief                September 18, 1996
Stephen A. Hansel                Executive Officer and Director

       *
__________________________       Senior Executive Vice President September 18, 1996
Marsha M. Gassan                 and Chief Financial Officer

       *
__________________________       Executive Vice President and    September 18, 1996
Ron E. Samford, Jr.              Controller, Chief Accounting
                                 Officer

       *
__________________________       Director                        September 18, 1996
J. Herbert Boydstun

       *
__________________________       Director                        September 18, 1996
J. Terrell Brown

       *
__________________________       Director                        September 18, 1996
E. R. Campbell

       *
__________________________       Director                        September 18, 1996
Richard W. Freeman, Jr.

       *
__________________________       Director                        September 18, 1996
Dick H. Hearin

       *
__________________________       Director                        September 18, 1996
Robert T. Holleman

       *
__________________________       Director                        September 18, 1996
Hugh J. Kelly

       *
__________________________       Director                        September 18, 1996
Elton R. King

       *
__________________________       Director                        September 18, 1996
Sidney W. Lassen

       *
__________________________       Director                        September 18, 1996
Laura A. Leach

       *
__________________________       Director                        September 18, 1996
Donald J. Nalty

       *
__________________________       Director                        September 18, 1996
William C. O'Malley


       *
__________________________       Director                        September 18, 1996
Robert T. Ratcliff

       *
__________________________       Director                        September 18, 1996
H. Duke Shackelford

       *
__________________________       Director                        September 18, 1996
James H. Stone

       *
__________________________       Director                        September 18, 1996
Janee M. Tucker

       *
__________________________       Director                        September 18, 1996
Virginia Eason Weinmann

       *
__________________________       Director                        September 18, 1996
Robert E. Zetzmann


* By: /s/ Patricia C. Meringer
      -----------------------------------------
       Patricia C. Meringer,
       Attorney in Fact Pursuant
       to Power of Attorney Dated
       July 15, 1996, and,
       in the case of Ms. Leach,
       September 17, 1996